QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
File No. 333-116428

Prospectus

3,917,027 Shares

Common Stock

        This prospectus relates to the possible future sale of 3,917,027 shares of common stock of Ballantyne of Omaha, Inc., a Delaware corporation, by BalCo Holdings, L.L.C., a Delaware limited liability company. BalCo is the record owner of 3,593,142 of the shares offered. McCarthy Group, Inc., a Nebraska corporation, is BalCo's manager and exercises sole voting and dispositive power over these shares. McCarthy Group also exercises sole voting rights and certain rights regarding the disposition of the remaining 323,885 shares offered, which are owned of record by Dana C. Bradford, Dennis M. O'Brien and Scott A. Schmidt, all of whom are affiliated with McCarthy Group. The shares offered may be sold from time to time in one or more transactions in the open market or in private transactions.

        Ballantyne's common stock is traded on the OTC Bulletin Board under the symbol "BTNE". On June 1, 2004, the last reported sale price of the common stock as quoted on the OTC Bulletin Board was $3.08 per share.

        Each share of Ballantyne's common stock has one vote, and a par value of $0.01.

        Ballantyne will not receive any proceeds from the sale of shares of common stock offered in this prospectus and is not offering any shares of common stock for sale in this prospectus.

        All expenses of the registration of securities covered by this prospectus are to be borne by BalCo.

        Investing in Ballantyne's common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public offering price	Current Market Price	Current Market Price
Proceeds to Ballantyne, before expenses	$0.00	$0.00

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 25, 2004.

        You should rely only on the information contained in this prospectus. Ballantyne has not authorized anyone to provide you with information different from that contained in this prospectus. Offers and sales of common stock are only sought in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

        The product and service names and logos used in this prospectus are service marks/trademarks or registered service marks/trademarks of Ballantyne or its affiliates. Other products, services and company names mentioned in this prospectus are the service marks/trademarks of their respective owners.

PROSPECTUS SUMMARY

        In this prospectus, unless the context requires otherwise, "Ballantyne," "we," "us" and "our" refer to Ballantyne of Omaha, Inc., a Delaware corporation, and its subsidiaries. "Selling stockholders" refers collectively to BalCo Holdings, L.L.C., Mr. Dana C. Bradford, Mr. Dennis M. O'Brien and Mr. Scott A. Schmidt.

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in shares of Ballantyne's common stock. You should read this entire prospectus carefully, including "Risk Factors" and Ballantyne's financial statements and the related notes, before making an investment decision.

Ballantyne of Omaha, Inc.

        Ballantyne is a leading manufacturer of commercial motion picture projection equipment and long-range follow spotlights in the U.S. Ballantyne also manufactures other specialty lighting equipment. Ballantyne's products are distributed to theatre exhibition companies, sports arenas, auditoriums, theme parks, and special venues.

        During the fourth quarter of 2003, Ballantyne made the decision to phase out its restaurant equipment product line comprised of smokers, ventilation hoods and pressure fryers, which accounted for approximately $0.8 million of sales or 47% of total restaurant sales in 2003. Going forward, Ballantyne will continue to supply parts and provide service to its installed equipment customer base. Ballantyne will also continue to distribute its "Flavor Crisp" marinade and breading products, as well as support its "Chicken-On-The-Run" and "BBQ-On-The-Run" programs.

        Ballantyne's broad range of motion picture projection equipment, which can fully outfit and automate a motion picture projection booth, is used by major motion picture exhibitors such as AMC Entertainment, Inc., Regal Cinemas, Inc. and Loews Cineplex. Sales are made through a network of dealers and direct orders from the exhibitors.

        Ballantyne also manufactures customized motion picture projection equipment for use in special venues, such as motion simulation rides, large screen format presentations and other forms of motion picture-based entertainment requiring visual and multimedia special effects. Ballantyne helped pioneer the special venue market more than 20 years ago by working with its customers to design and build customized projection systems. Ballantyne currently licenses the large format trademarks and projection system technology of MegaSystems, Inc., a wholly-owned subsidiary of Pacific Title and Art Studio, Inc. Pursuant to an exclusive two-year license agreement expiring December 2004, Ballantyne manufactures most of MegaSystem's product line at its Omaha, Nebraska, facility and markets the projection systems worldwide. Prior to this license agreement, Ballantyne had been manufacturing the projection system portion before shipping the product to MegaSystem's St. Augustine, Florida, facility for final engineering and delivery.

        Ballantyne, under the trademark Strong®, is a supplier of long-range follow spotlights which are used for both permanent and touring applications. Under the trademark Xenotech®, Ballantyne supplies high intensity searchlights and computer-based lighting systems for the motion picture production, television, live entertainment, theme park and architectural industries. Ballantyne also sells high intensity searchlights under the trademark Sky-Tracker®.

        Ballantyne completed the discontinuance of its audiovisual segment on December 31, 2002 through the sale of certain assets and the entire operations. Ballantyne has restated the consolidated financial statements for all comparative years presented.

        Ballantyne was originally incorporated in the state of Nebraska in 1976. In connection with its Initial Public Offering in 1995, Ballantyne reincorporated in Delaware. Ballantyne's principal executive offices and manufacturing facility are located at 4350 McKinley Street, Omaha, Nebraska, 68112, its telephone number is (402) 453-4444, and its website is "www.ballantyne-omaha.com". Information contained on the website is not a part of this prospectus.

Summary Risk Factors

        You should consider the risks that Ballantyne faces in evaluating an investment in the common stock. Among these risks are:

  •
  Ballantyne's financial results and growth depend largely on the health of the theatre exhibition industry.

  •
  Ballantyne is substantially dependent upon significant customers who could cease purchasing its products at any time.

  •
  Ballantyne's business is subject to the economic and political risks of selling products in foreign countries.

  •
  The market for Ballantyne's products is highly competitive and if Ballantyne fails to invest in product development and productivity improvements, its business could be materially adversely impacted.

  •
  Advancing technologies, such as digital cinema could materially adversely impact business.

  •
  If Ballantyne fails to retain key members of management, its business may be materially harmed.

  •
  Growth through acquisition is a part of Ballantyne's business plan and it may not be able to successfully identify, finance or integrate acquisitions.

  •
  Legal liabilities associated with environmental hazards could have a material adverse affect on Ballantyne's financial results.

  •
  Interruptions of, or higher prices of components from, certain suppliers may affect Ballantyne's results of operations and financial performance.

  •
  Ballantyne's stock price is vulnerable to significant fluctuations.

  •
  BalCo is a significant stockholder with sufficient ownership to exercise significant control over all of Ballantyne's corporate decisions.

  •
  Certain anti-takeover provisions in Ballantyne's governing documents could make it more difficult for a third party to acquire Ballantyne.

  •
  Shares eligible for future sale could materially and adversely impact the market price.

        For additional information regarding risks, see "Risk Factors."

The Offering

Common stock of Ballantyne being offered by the selling stockholders in this offering	3,917,027 shares
Common stock to be outstanding after this offering:	12,833,211 shares
Use of proceeds	Ballantyne will not receive any proceeds from the sale of the common stock being offered for sale by the selling stockholders. See "Use of Proceeds."
Voting rights	Each share of common stock has one vote on all matters to be voted upon by stockholders. See "Description of Capital Stock."
Dividend policy	Ballantyne does not anticipate paying any cash dividends on its common stock in the foreseeable future. See "Market Price of the Common Stock, Dividend Policy and Related Stockholder Matters."
OTC Bulletin Board Symbol	"BTNE"

Summary Consolidated Financial Data

        You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the financial data as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2000 and 1999, from our audited consolidated financial statements not included in this prospectus. We derived the financial data as of March 31, 2004, and for the three months ended March 31, 2004 and 2003, from our unaudited consolidated financial statements included in our Form 10-Q for the quarter ended March 31, 2004, which is not included in this prospectus but which was filed with the Securities and Exchange Commission on May 12, 2004.

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Statement of operations data(1)(2)
Net revenue	$11,297	$7,530	$37,433	$33,785	$38,379	$43,566	$83,405
Gross profit	3,158	1,375	8,616	5,620	3,895	5,952	24,035
Net income (loss) from continuing operations	855	(384)	579	(2,582)	(3,376)	(3,759)	7,821
Net income (loss) per share from continuing operations
Basic	$0.07	$(0.03)	$0.05	$(0.21)	$(0.27)	$(0.30)	$0.62
Diluted	$0.06	$(0.03)	$0.04	$(0.21)	$(0.27)	$(0.30)	$0.59
			As of December 31,
		As of March 31, 2004
			2003	2002	2001	2000	1999
		(unaudited)
Balance sheet data(1)(3)
Working capital		$21,556	$20,806	$19,195	$21,150	$21,637	$34,401
Total assets		39,730	37,235	35,009	41,698	52,690	61,415
Total debt		87	93	111	1,750	8,870	10,438
Stockholders' equity		29,947	29,089	28,391	31,972	36,009	39,863

(1)
All amounts in thousands (000's) except per share data.

(2)
Excludes discontinued operations.

(3)
Includes discontinued operations.

RISK FACTORS

        You should carefully consider the following risk factors and other information contained in this prospectus before investing in shares of Ballantyne's common stock. Investing in Ballantyne's common stock involves a high degree of risk. If any of the following risk factors actually occurs, Ballantyne's business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of Ballantyne's common stock could decline and you may lose part or all of your investment.

Ballantyne's financial results and growth depend largely on the health of the theatre exhibition industry.

        During the year ended December 31, 2003, approximately 87% of Ballantyne's revenues resulted from sales to the theatre exhibition industry. From fiscal years 2000 to 2002, this industry experienced an unprecedented three-year decline as overly aggressive building of megaplexes led to increased competition, significant declines in revenues per screen and, eventually, to a lack of operating capital by exhibition companies. Several exhibition companies filed for federal bankruptcy protection. This resulted in Ballantyne's revenues from continuing operations declining from $83.4 million in fiscal 1999 to $33.8 million in fiscal 2002. However, during 2003, industry conditions began to improve and sales to the industry increased. While the health of the theatre exhibition industry is improving, there are still risks in the industry which result in continued exposure to Ballantyne. This exposure is in the form of receivables from independent dealers who resell Ballantyne's products and Ballantyne's dependence on new theatre construction and screen growth.

        In many instances, Ballantyne sells theatre products through independent dealers who resell to the exhibitor. These dealers were negatively impacted by the recent downturn in the industry and, while the exhibitors are recovering, the dealer network's recovery has been slower.

        Because Ballantyne's commercial motion picture projectors have an estimated useful life of approximately 20 years, Ballantyne's net sales and profitability are primarily dependent upon growth in the number of motion picture screens and the renovation and replacement of commercial motion picture projection equipment in existing theatres. For the fiscal years ended 2003, 2002 and 2001, approximately 87%, 83% and 82%, respectively, of Ballantyne's total net sales were derived from sales of its theatre segment. Although industry analysts foresee growth in the number of motion picture screens as a result of the industry turnaround, there can be no assurance that this expectation will prove accurate. In addition, growth in the number of new motion picture screens may be adversely affected by the economy as a whole and recent trends toward industry consolidation. Both of these factors may also have an adverse effect on Ballantyne's customer base. A lack of motion picture screen growth would have a material adverse effect on Ballantyne's business, financial condition and results of operations. For further details, see the following subsections in the section of this prospectus: Ballantyne's Business: "Theatre," "Theatre Exhibition Industry Overview" and "Ballantyne's Business Strategy."

Ballantyne is substantially dependent upon significant customers who could cease purchasing its products at any time.

        Ballantyne's top ten customers accounted for approximately 39% of consolidated net revenues for the year ended December 31, 2003. These customers were all from the theatre segment. Trade accounts receivable from these customers represented approximately 51% of net consolidated receivables at December 31, 2003. Additionally, receivables from two customers (Vari International and NCS Corporation) each represented over 10% of net consolidated receivables at December 31, 2003. While Ballantyne believes its relationships with such customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from Ballantyne's significant customers could have a material adverse effect on Ballantyne's business, financial condition and results of operations.

Ballantyne's business is subject to the economic and political risks of selling products in foreign countries.

        Sales outside the United States (mainly theatre sales) continue to be significant, accounting for 39% of consolidated sales in fiscal 2003 compared to 44% in fiscal 2002. Ballantyne is seeking to expand its share of foreign sales, which it expects will continue to account for a significant portion of its revenues. Foreign sales are subject to political and economic risks, including political instability, currency controls, fluctuating exchange rates with respect to sales not denominated in U.S. dollars, changes in import/export regulations, tariffs and freight rates. To date, all of Ballantyne's foreign sales have been denominated in U.S. dollars, exclusive of sales resulting from its subsidiary in Hong Kong ($2.5 million in fiscal 2003), which are denominated in Hong Kong dollars. A weakening in the value of foreign currencies relative to the U.S. dollar could have a material adverse impact on Ballantyne by increasing the effective price of Ballantyne's products in international markets. In addition, there can be no assurance that Ballantyne's international customers will continue to accept orders denominated in U.S. dollars. To the extent that orders are denominated in foreign currencies, Ballantyne's reported sales and earnings are more directly subject to foreign exchange fluctuations. Certain areas of the world are also more cost conscious than the U.S. market and there are instances where Ballantyne's products are priced higher than local manufacturers. Ballantyne cannot assure that these factors will not adversely affect its foreign sales in the future. For further details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Ballantyne's Business—Ballantyne's Business Strategy" sections of this prospectus.

The market for Ballantyne's products is highly competitive and if Ballantyne fails to invest in product development and productivity improvements, its business could be materially adversely impacted.

        The domestic and international markets for Ballantyne's product lines are highly competitive. Certain of Ballantyne's competitors for its equipment have significantly greater resources. In the theatre segment, Ballantyne is experiencing new competition in the film motion picture industry as well as from the development of new technology for alternative means of motion picture presentation. Ballantyne cannot assure that its equipment will not become obsolete as technology advances. If Ballantyne loses market share due to these issues, Ballantyne may be unable to lower its cost structure quickly enough to offset the lost revenue. To counter these risks, Ballantyne has initiated a cost reduction program, continues to streamline its manufacturing processes and is formulating a strategy to respond to the digital marketplace. Ballantyne also is focusing on a growth and diversification strategy to find alternative product lines to become less dependent on the theatre exhibition industry. However, Ballantyne cannot assure that this strategy will succeed or that it will be able to obtain adequate financing to take advantage of potential opportunities.

Advancing technologies, such as digital cinema could materially adversely impact business.

        The motion picture industry remains based on the use of film technology to deliver motion picture images to the public, despite the anticipated shift to digital images (digital cinema). The widespread adoption and use of digital cinema foreseen by many has still not occurred, with a worldwide market penetration of only approximately 160 digital systems currently installed. In addition to the companies who have installed these systems, there are several other companies using various types of digital technology actively involved in attempting to bring a complete digital solution to the market.

        Ballantyne believes it is in a position to participate in the digital cinema marketplace. However, Ballantyne cannot assure that it will successfully or competitively advance its technology as might be required. If Ballantyne is unable to take advantage of future digital cinema opportunities or respond to the new competitive pressures, the result could have a material adverse impact on Ballantyne's business, financial condition and operating results.

If Ballantyne fails to retain key members of management, its business may be materially harmed.

        Ballantyne's success depends, in substantial part, on the efforts and abilities of its current management team. Many of these individuals have acquired specialized knowledge and skills with respect to Ballantyne and its operations. If certain of these individuals were to leave unexpectedly, Ballantyne could face difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. See "Ballantyne's Management—Employment Contracts" for further discussion.

Growth through acquisition is a part of Ballantyne's business plan and it may not be able to successfully identify, finance or integrate acquisitions.

        As discussed in further detail in the "Ballantyne's Business—Ballantyne's Business Strategy" section, Ballantyne's strategy is to pursue complementary strategic acquisitions both within the theatre and lighting segments and also in other markets that would fit in Ballantyne's business plans. Although Ballantyne presently has no specific acquisitions under consideration, it expects to make acquisitions in the future. However, Ballantyne cannot assure that it will be able to locate appropriate acquisition candidates, that any identified candidates will be acquired or that acquired operations will be effectively integrated or prove profitable. Additionally, Ballantyne's credit facility with First National Bank of Omaha currently prohibits Ballantyne from making acquisitions over $7 million without the bank's consent.

Legal liabilities associated with environmental hazards could have a material adverse impact on Ballantyne's financial results.

        Ballantyne's operations involve the handling and use of substances that are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their storage and disposal. Thus, risk of environmental liabilities is inherent in Ballantyne's manufacturing activities. Health, safety and environmental considerations are a priority in Ballantyne's planning for all new and existing products. Although Ballantyne's policy is to operate its plants and facilities in a manner that protects the environment and the health and safety of its employees and the public. Ballantyne cannot assure that new claims will not arise. During 2001, Ballantyne was informed by a neighboring company of likely contaminated soil on certain parcels of land adjacent to Ballantyne's main manufacturing facility in Omaha, Nebraska. The Environmental Protection Agency and the Nebraska Health and Human Services System subsequently determined that certain parcels of Ballantyne property had various levels of contaminated soil relating to a pesticide company that formerly owned the property and which burned down in 1965. Based on discussions with the above agencies, it is likely that some degree of environmental remediation will be required since Ballantyne is a potentially responsible party due to its ownership of the property. Estimates of Ballantyne's liability are subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, the extent of collective actions and the financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Ballantyne is also a party to various legal actions including certain asbestos related matters. There can be no assurance that additional environmental or legal matters will not arise in the future, that existing or future matters will not have a material adverse effect on Ballantyne. Likewise, new laws and regulations, or more stringent interpretations of existing laws or regulations may have a material adverse impact on Ballantyne's business in the form of increased compliance costs. For more details, see the "Legal Proceedings" and "Environmental Matters" subsections in the "Ballantyne's Business" section of this prospectus.

Interruptions of, or higher prices of components from, certain suppliers may affect Ballantyne's results of operations and financial performance.

        Ballantyne utilizes a single contract manufacturer for each of its intermittent movement components, lenses and xenon lamps. Although Ballantyne has not, to date, experienced a significant difficulty in obtaining these components, it cannot assure that shortages will not arise in the future. The loss of any one or more of the contract manufacturers could have a short-term adverse effect on Ballantyne until alternative manufacturing arrangements are secured. Ballantyne is not dependent upon any one contract manufacturer or supplier for the balance of its raw materials and components. Ballantyne believes that there are adequate alternative sources of such raw materials and components of sufficient quantity and quality, but cannot assure that this will continue to be the case.

        In addition, volatility in the price for certain raw materials and components such as steel, fuel and lenses could adversely affect Ballantyne's financial results. In particular, the strengthening of the Euro has resulted in increased costs for lens purchases from our German supplier. Based on forecasted purchases during 2004, an average 10% devaluation of the dollar compared to the Euro would cost Ballantyne $100,000.

Ballantyne's stock price is vulnerable to significant fluctuations.

        The trading price of Ballantyne's common stock has been highly volatile in the past and could be subject to significant fluctuations in response to variations in quarterly operating results, general conditions in the industries in which Ballantyne operates and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for the stock of many companies generally, which fluctuations often are unrelated to operating performance. Ballantyne is also quoted on the Over-The-Counter Bulletin Board and, as such, daily volume of the common stock is more limited than if the common stock was traded on a listed exchange. Accordingly, the trading price is more vulnerable to significant fluctuations.

BalCo is a significant stockholder with sufficient ownership to exercise significant control over all of Ballantyne's corporate decisions.

        As a result of its beneficial ownership of a 31% stake in Ballantyne's common stock, unless or until it sells the common stock in this offering, BalCo, through McCarthy Group, is in a position to exercise substantial influence over all corporate matters requiring stockholder approval, including the election of directors and merger and consolidation proposals. In addition, one member of the Board of Directors, Mr. Bradford, is an employee of McCarthy Group and is also one of the selling stockholders. See "Ballantyne's Management—Board of Directors" and "Selling Stockholders" in this prospectus for further details.

Certain anti-takeover provisions in Ballantyne's governing documents could make it more difficult for a third party to acquire Ballantyne.

        The Board of Directors has adopted a Stockholder Rights Plan. Under the terms of the rights plan, which expires June 9, 2010, Ballantyne declared a distribution of one right for each outstanding share of common stock. The rights become exercisable only if a person or group (other than certain exempt persons), acquires 15% or more of Ballantyne's common stock or announces a tender offer for 15% or more of Ballantyne's common stock. Under certain circumstances, the rights plan allows stockholders, other than the acquiring person or group, to purchase Ballantyne's common stock at a price that is one-half the market price.

        Ballantyne's Certificate of Incorporation also provides for, among other things, the issuance of 1,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors is authorized, without stockholder approval, to cause Ballantyne to issue preferred stock in one or more series and to fix the voting powers and the designations, preferences and relative, participating, optional or other rights and restrictions of the preferred stock. Accordingly, Ballantyne may issue a series of preferred stock in the future that will have preference over the common stock with respect to the payment of dividends and upon Ballantyne's liquidation, dissolution or winding up or have voting or conversion rights that could adversely affect the voting power and ownership percentages of the holders of common stock. Ballantyne's Certificate of Incorporation also provides for the affirmative vote of at least 66 2/3% of all outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, to change certain provisions of the Certificate of Incorporation and Bylaws, and to change the authority of the Board of Directors, without further action by stockholders, to cause Ballantyne to issue shares of preferred stock. Ballantyne's Certificate of Incorporation further provides for the division of the Board into three classes. One class of directors is elected at each annual meeting of stockholders for three-year terms. Ballantyne's Bylaws contain certain advance notice requirements relating to stockholder proposals and stockholder nomination of directors. These provisions may have the effect of making it more difficult or discouraging transactions that could give stockholders of Ballantyne the opportunity to realize a premium over the then prevailing market price for their shares of common stock. For further details see "Description of Capital Stock—Preferred Stock" and "Certain Provisions of Ballantyne's Certificate of Incorporation and Bylaws" in this prospectus.

Shares eligible for future sale could materially and adversely impact the market price of Ballantyne's common stock.

        Future sales of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock or Ballantyne's ability to raise additional capital through sales of its equity securities. As of the date of this prospectus, all the shares owned by selling stockholders are immediately eligible for resale in the public market without restriction.

        As of April 30, 2004, Ballantyne has: i) 3,917,027 shares owned by the selling stockholders, ii) 8,916,184 shares owned by all other stockholders, iii) 3,339,415 shares of common stock reserved for issuance under stock option plans and contracts, of which 1,516,192 shares are issuable pursuant to currently outstanding options, and 393,729 shares of common stock are reserved for issuance pursuant to Ballantyne's employee stock purchase plan. Of the shares outstanding as of the date of this prospectus, subject to outstanding options and reserved for issuance under the employee stock purchase plan, 14,054,570 shares are immediately eligible for resale in the public market without restriction, subject to the applicable provisions of Rule 144 under the Securities Act.

        Ballantyne is unable to predict the effect that the sales of these shares, including the shares owned by the selling stockholders, may have on the prevailing market price of the common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements based on Ballantyne's current expectations, assumptions, estimates and projections about its business and its industry that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or the negative of such terms or other similar expressions. Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements. Ballantyne undertakes no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, unless Ballantyne has an obligation to do so under the federal securities laws.

USE OF PROCEEDS

        Since all of the shares being offered in this prospectus are owned by the selling stockholders, Ballantyne will not realize any proceeds from the sales of the shares.

MARKET PRICE OF THE COMMON STOCK
DIVIDEND POLICY AND RELATED STOCKHOLDER MATTERS

Market Price of the Common Stock

        Ballantyne's common stock is listed and traded on the OTC Bulletin Board under the symbol "BTNE". The following table sets forth the high and low per share sale price for the common stock as reported by the OTC Bulletin Board.

		High	Low
2004	First Quarter	$3.12	$2.46
	Second Quarter (through April 30, 2004)	3.07	2.48
2003	First Quarter	$0.87	$0.61
	Second Quarter	1.35	0.80
	Third Quarter	1.83	1.25
	Fourth Quarter	2.95	1.70
2002	First Quarter	$0.84	$0.53
	Second Quarter	1.00	0.61
	Third Quarter	0.90	0.44
	Fourth Quarter	0.76	0.44
2001	First Quarter	$0.81	$0.36
	Second Quarter	0.90	0.30
	Third Quarter	0.90	0.42
	Fourth Quarter	0.65	0.42

        On April 30, 2004, the last reported per share sale price for the common stock was $2.99. On April 30, 2004, there were approximately 241 holders of record of Ballantyne's common stock and an estimated 2,638 owners of Ballantyne's common stock held in the name of nominees. On April 30, 2004, Ballantyne had 12,833,211 shares of common stock outstanding. As a result of trading on the OTC Bulletin Board, the trading market and prices for Ballantyne's common stock may be adversely affected.

        Ballantyne did not make any unregistered sales of common stock during the first quarter of 2004.

Dividend Policy

        Ballantyne intends to retain its earnings to assist in financing its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends by Ballantyne are also subject to the discretion of the Board of Directors, and Ballantyne's credit facility contains certain prohibitions on the payment of cash dividends. Any determination by the Board of Directors as to the payment of dividends in the future will depend upon, among other things, business conditions and Ballantyne's financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Equity Compensation Plan Information

        The following table sets forth information regarding Ballantyne's Stock Option Plans and Contractual Stock Option Agreements as of December 31, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,177,400	$2.99	731,566	(1)
Equity compensation plans not approved by security holders	435,204	$1.21	1,111,657	(2)

Total	1,612,604	$2.51	1,843,223

(1)
Includes 393,729 securities for the 2000 Stock Purchase Plan and 337,837 securities for the 1995 Employee Stock Option Plan.

(2)
All securities relate to the 1995 Non-Employee Directors, Non-Incentive Stock Option Plan and the 2001 Non-Employee Director's Stock Option Plan.

CAPITALIZATION

        The following table sets forth Ballantyne's capitalization as of March 31, 2004:

As of March 31, 2004
(unaudited)
Cash and cash equivalents	$11,536,271

Long-term debt	$86,647
Stockholders' equity:
Preferred stock, par value $.01 per share; Authorized 1,000,000 shares, none outstanding	—
Common stock, par value $.01 per share; Authorized 25,000,000 shares; issued 14,821,604 shares	148,216
Additional paid-in capital	31,894,080
Retained earnings	13,219,762
Less 2,097,805 common shares in treasury, at cost	(15,315,454)

Total stockholders' equity	29,946,604

Total capitalization	$30,033,251

        The number of shares of common stock to be outstanding after this offering is based on 12,723,799 shares outstanding as of March 31, 2004 and excludes:

  •
  1,475,604 shares of common stock underlying outstanding stock options issued under our stock option plans.

  •
  150,000 shares of common stock underlying outstanding stock options issued outside of our stock option plans.

  •
  1,429,494 shares available for future issuance as of March 31, 2004 under our stock option plans.

  •
  393,729 shares available for future issuance as of March 31, 2004 under our employee stock purchase plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Ballantyne derived the financial data as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001, from its audited consolidated financial statements included elsewhere in this prospectus. Ballantyne derived the financial data as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2000 and 1999, from its audited consolidated financial statements not included in this prospectus. Ballantyne derived the financial data as of March 31, 2004, and for the periods ended March 31, 2004 and 2003, from unaudited consolidated financial statements included in its Form 10-Q not included in this prospectus but which was filed with the Securities & Exchange Commission on May 12, 2004.

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Statement of Income Data(1)
Net sales	$11,297	$7,530	$37,433	$33,785	$38,379	$43,566	$83,405
Cost of sales	8,139	6,155	28,817	28,165	34,484	37,614	59,370

Gross profit	3,158	1,375	8,616	5,620	3,895	5,952	24,035
Selling, general and administrative	1,775	1,906	7,639	7,604	8,119	10,832	11,303

Operating income (expense)	1,383	(531)	977	(1,984)	(4,224)	(4,880)	12,732
Net interest income (loss)	1	10	48	(51)	(304)	(935)	(838)
Other income (expense)	(40)	139	50	281	(493)	(113)	(1)

Income (loss) from continuing operations before income taxes	1,344	(382)	1,075	(1,754)	(5,021)	(5,928)	11,893
Income tax benefit (expense)	(489)	(2)	(496)	(828)	1,645	2,169	(4,072)

Income (loss) from continuing operations	855	(384)	579	(2,582)	(3,376)	(3,759)	7,821
Loss from discontinued operations(2)	—	—	—	(1,023)	(677)	(167)	(62)

Net income (loss)	$855	$(384)	$579	$(3,605)	$(4,053)	$(3,926)	$7,759

Basic net income (loss) per share:
Net income (loss) per share from continuing operations	$0.07	$(0.03)	$0.05	$(0.21)	$(0.27)	$(0.30)	$0.62
Net income (loss) per share from discontinued operations	—	—	—	(0.08)	(0.05)	(0.01)	—

Basic net income (loss) per share	$0.07	$(0.03)	$0.05	$(0.29)	$(0.32)	$(0.31)	$0.62

Diluted net income (loss) per share:
Net income (loss) per share from continuing operations	$0.06	$(0.03)	$0.04	$(0.21)	$(0.27)	$(0.30)	$0.59
Net income (loss) per share from discontinued operations	—	—	—	(0.08)	(0.05)	(0.01)	—

Diluted net income (loss) per share	$0.06	$(0.03)	$0.04	$(0.29)	$(0.32)	$(0.31)	$0.59

			As of December 31,
		As of March 31, 2004
			2003	2002	2001	2000	1999
		(unaudited)
Balance Sheet Data(1)
Working capital		$21,556	$20,806	$19,195	$21,150	$21,637	$34,401
Total assets		39,730	37,235	35,009	41,698	52,690	61,415
Total debt		87	93	111	1,750	8,870	10,438
Stockholders' equity		29,947	29,089	28,391	31,972	36,009	39,863

(1)
All amounts in thousands (000's) except per share data.

(2)
Net of federal income taxes (in 000's) of $464, $341, $77 and $17 for the years ended December 31, 2002, 2001, 2000 and 1999, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Management's discussion and analysis contains forward-looking statements that involve risks and uncertainties, including quarterly fluctuations in results, customer demand for Ballantyne's products, the development of new technology for alternate means of motion picture presentation, domestic and international economic conditions, the achievement of lower costs and expenses, the continued availability of financing in the amounts and on the terms required to support Ballantyne's future business, credit concerns in the theatre exhibition industry, and other risks detailed from time to time in Ballantyne's other Securities and Exchange Commission filings. Actual results may differ materially from management's expectations.

        Ballantyne's discontinuance of its audiovisual segment was completed December 31, 2002 through the sale of certain assets and the entire operations for proceeds of $200,000. Ballantyne retained cash, accounts receivable and certain payables recorded at December 31, 2002. Ballantyne has restated the consolidated financial statements for the discontinued operations for all comparative years presented.

Overview

        Ballantyne has three reportable core operating segments: theatre, lighting and restaurant.

        From fiscal years 2000 to 2002, the theatre industry experienced an unprecedented three-year decline due to numerous factors, including over-construction of theatres and the lack of operating capital. Several exhibition companies filed for federal bankruptcy protection. However, during 2003, industry conditions began to improve and sales to exhibition companies increased. This improvement led to Ballantyne's consolidated revenues from continuing operations increasing $3.6 million or 10.8% in 2003 and generating $0.6 million of income from continuing operations compared to a loss of $2.6 million in 2002.

Critical Accounting Policies and Estimates

General

        This discussion and analysis is based upon Ballantyne's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which are included in this prospectus. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

        Ballantyne's accounting policies are discussed in note 2 to the consolidated financial statements included in this prospectus. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue Recognition

        Ballantyne normally recognizes revenue upon shipment of goods or delivery of the service to customers when collectibility is reasonably assured. In certain circumstances revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sale agreement. During 2003, Ballantyne adopted the provisions of Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements With Multiple Deliverables. EITF 00-21 addresses certain aspects of revenue recognition on contracts with multiple deliverable elements. The adoption of EITF 00-21 required the deferral of all revenue on a $2.2 million project in process at March 31, 2004 and December 31, 2003. See note 2 to the consolidated financial statements for a full description of Ballantyne's revenue recognition policy.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts is developed based on several factors including overall customer credit quality, historical write-off experience and a specific account analysis that project the ultimate collectibility of the accounts. As such, these factors may change over time causing the reserve level to adjust accordingly. When it is determined that a customer is unlikely to pay, a charge is recorded to bad debt expense in the consolidated statements of operations and the allowance for doubtful accounts is increased. When it becomes certain the customer cannot pay, the receivable is written off by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly.

        At March 31, 2004, there were approximately $6.8 million in gross outstanding accounts receivable and $0.5 million recorded in the allowance for doubtful accounts to cover future customer non-payments. At December 31, 2003 and 2002, there were approximately $7.2 and $6.1 million in gross outstanding accounts receivable, respectively, and $0.5 and $0.6 million recorded in the allowance for doubtful accounts, respectively. If economic conditions deteriorate significantly or if one of Ballantyne's large customers were to declare bankruptcy, a larger allowance for doubtful accounts might be necessary.

Inventory Valuation

        Inventories are stated at the lower of cost (first-in, first-out) or market and include appropriate elements of material, labor and overhead. Ballantyne's policy is to evaluate all inventory quantities for amounts on-hand that are potentially in excess of estimated usage requirements, and to write down any excess quantities to estimated net realizable value. Inherent in the estimates of net realizable values are management's estimates related to Ballantyne's future manufacturing schedules, customer demand and the development of digital technology, which could make Ballantyne's theatre products obsolete, among other items. At March 31, 2004, Ballantyne had recorded gross inventory of approximately $13.8 million and $1.4 million of inventory reserves. This compared to $13.6 million and $1.2 million, respectively, at December 31, 2003, and $13.6 million and $1.6 million, respectively, at December 31, 2002.

Warranty

        Ballantyne's products must meet certain product quality and performance criteria. Ballantyne relies on historical product claims data to estimate the cost of product warranties at the time revenue is recognized. In determining the accrual for the estimated cost of warranty claims, Ballantyne considers its experience with: 1) costs for replacement parts; 2) costs of scrapping defective products; 3) the number of product units subject to warranty claims; and 4) other direct costs associated with warranty claims.

        In addition to known claims or warranty issues, Ballantyne estimates future claims on recent sales. If the cost to repair a product or the number of products subject to warranty claims is greater than originally estimated, Ballantyne's accrued cost for warranty claims would increase. At March 31, 2004 and December 31, 2003, Ballantyne had recorded $0.7 million of warranty reserves compared to warranty reserves of $1.3 million at December 31, 2002. The decrease from 2002 relates primarily to amounts written off pertaining to Ballantyne's switching power supplies where certain older models were discontinued and new warranty policies negotiated.

Long-Lived Assets

        Ballantyne reviews long-lived assets, exclusive of goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        On January 1, 2002, Ballantyne adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addressed accounting and reporting for the impairment or disposal of long-lived assets. Ballantyne's most significant long-lived assets subject to these periodic assessments of recoverability are property, plant and equipment, which have a net book value of $5.9 million at March 31, 2004 and $5.8 million at December 31, 2003. Because the recoverability of property, plant and equipment is based on estimates of future undiscounted cash flows, these estimates may vary due to a number of factors, some of which may be outside of management's control. To the extent that Ballantyne is unable to achieve management's forecasts of future income, it may become necessary to record impairment losses for any excess of the net book value of property, plant and equipment over its fair value.

Goodwill

        In accordance with the SFAS No. 142, Goodwill and Other Intangible Assets, Ballantyne evaluates its goodwill for impairment on an annual basis based on values at the end of the fourth quarter or whenever indicators of impairment exist. Ballantyne has evaluated its goodwill for impairment and has determined that the fair value of the reporting units exceeded their carrying value, so no impairment of goodwill was recognized. Goodwill of approximately $2.5 million is included in the consolidated balance sheets at March 31, 2004 and December 31, 2003 and 2002. Management's assumptions about future cash flows for the reporting units require significant judgment and actual cash flows in the future may differ significantly from those forecasted today.

Deferred Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Ballantyne has recorded valuation reserves for deferred tax assets of approximately $1.5 million at March 31, 2004 and December 31, 2003. At December 31, 2002, approximately $1.4 million in valuation reserves were recorded. Circumstances considered relevant in this determination included the lack of net operating loss carrybacks and the uncertainty of whether Ballantyne will generate sufficient future taxable income to recover the remaining value of the deferred tax assets.

Self-Insurance Reserves

        Ballantyne is partially self-insured for worker's compensation and certain employee health benefits. The related liabilities are included in the accompanying consolidated financial statements. Ballantyne's policy is to accrue the liabilities based on historical information along with certain assumptions about future events.

Stock-Based Compensation

        Ballantyne accounts for its stock option plans using Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which results in no charge to earnings when options are issued at fair market value. SFAS No. 123, Accounting for Stock-Based Compensation, issued subsequent to APB Opinion No. 25 and amended by SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, defines a fair value based method of accounting for employee stock options but allows companies to continue to measure compensation cost for employee stock options using the intrinsic value based method described in APB Opinion No. 25.

        Ballantyne has no immediate plans at this time to voluntarily change its accounting policy to the fair value based method; however, Ballantyne continues to evaluate this alternative. In accordance with SFAS No. 148, Ballantyne has been disclosing in the notes to the consolidated financial statements the impact on net income (loss) and net income (loss) per share had the fair value based method been adopted. If the fair value method had been adopted, net income for the three months ended March 31, 2004 would have been $26,148 lower than recorded, while the net loss for the three months ended March 31, 2003 would have been higher by $43,180. In addition, net income for the year ended December 31, 2003 would have been $79,009 lower than reported, while net losses for the years ended December 31, 2002 and 2001 would have been $110,585 and $104,558, respectively, higher than reported.

Recent Accounting Pronouncements

        See note 2 to the consolidated financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Results of Operations

        The following table sets forth, for the periods indicated, the percentage of net revenues represented by certain items reflected in Ballantyne's consolidated statements of operations.

	Three Months Ended March 31,		Years Ended December 31,
	2004(1)	2003(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
	(unaudited)
Net revenue	100.0%	100%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	72.0	81.7	77.0	83.4	89.9	86.3	71.2
Gross profit	28.0	18.3	23.0	16.6	10.1	13.7	28.8
Selling and administrative expenses	15.7	25.3	20.4	22.5	21.2	24.9	13.6
Income from operations	12.2	N/A	2.6	N/A	N/A	N/A	15.3
Net income from continuing operations	7.6	N/A	1.5	N/A	N/A	N/A	9.4

(1)
Excludes discontinued audiovisual operations

        N/A—Not applicable due to losses incurred by Ballantyne.

Three Months Ended March 31, 2004, Compared to the Three Months Ended March 31, 2003

Revenues

        Net revenues in 2004 increased 50% to $11.3 million from $7.5 million in 2003. As discussed in further detail below, the increase relates primarily to higher revenues from theatre products.

	Three Months Ended March 31,
	2004	2003
	(unaudited)
Theatre	$10,384,132	$6,356,626
Lighting	605,202	781,169
Restaurant	308,078	391,715

Total net revenues	$11,297,412	$7,529,510

•
Theatre Segment

        Sales of theatre products increased 63.4% from $6.4 million in 2003 to $10.4 million in 2004. In particular, sales of projection equipment increased to $7.2 million in 2004 from $4.2 million in 2003. Sales began improving in the middle of 2003 and have continued to improve during the first quarter of 2004 resulting from increased theatre construction as exhibitors are experiencing more access to capital and improved operating results, among other items.

        Sales of theatre replacement parts increased to $1.8 million in 2004 from $1.5 million in 2003 as sales were positively impacted by more projection equipment in service, higher sales prices and projection equipment in service aging and requiring more maintenance.

        Sales of xenon lamps to the theatre exhibition industry increased to $0.8 million in 2004 compared to $0.3 million in 2003 primarily as a result of Ballantyne gaining the business of a large theatre customer and the continuing improvement of the theatre exhibition industry.

        Sales of lenses to theatre customers rose to $0.5 million compared to $0.4 million in 2003 due primarily to increased marketing and favorable industry conditions.

•
Lighting Segment

        Revenues in the lighting segment decreased to $0.6 million in 2004 from $0.8 million in 2003.

        Sales of follow spotlights fell to $0.1 million in 2004 from $0.5 million in 2003 due to a general decline in demand, the lack of new arena and stadium construction and increased competition. Ballantyne is unsure whether conditions will turn around before the end of the fiscal year. Sales of the Skytracker® product line rose to $0.3 million compared to $0.1 million a year ago due to increased demand in general, and specific sales, such as the four Skytrackers sold to the Staples Center in Los Angeles, California. Skytracker sales were sluggish during all of fiscal 2003 due to a combination of a soft U.S. economy and closing sales offices in Florida and California leading to decreased exposure. Ballantyne has altered its marketing plan to broaden the exposure of the product line. Sales for all other lighting product lines, including, but not limited to, replacement parts, xenon lamps and nocturns, were steady at $0.2 million for both 2004 and 2003.

•
Restaurant Segment

        Restaurant sales decreased to approximately $0.3 million in 2004 compared to $0.4 million in 2003. Ballantyne is currently lowering selling prices on its restaurant equipment to move it more quickly as it has made the decision to phase out its unprofitable equipment product line comprised of smokers, ventilation hoods and pressure fryers. These products accounted for approximately $0.8 million in sales in 2003 or 47% of total segment sales. Going forward, Ballantyne will continue to supply parts and provide service to its installed equipment customer base. Ballantyne will also continue to distribute its "Flavor Crisp®" marinade and breading products as well as support its "Chicken-On-The-Run" and "BBQ-On-The-Run" programs.

Export Revenues

        Sales outside the United States (mainly theatre sales) increased to $3.4 million in 2004 compared to $2.7 million in 2003, driven primarily by increased demand in Europe and Asia. Sales into these regions had been sluggish during all of fiscal 2003. Export sales are sensitive to worldwide economic and political conditions that can lead to volatility. Additionally, certain areas of the world are more cost conscious than the U.S. market and there are instances where Ballantyne's products, while of superior quality in Ballantyne's opinion, are priced higher than local manufacturers. Additionally, foreign exchange rates and excise taxes sometimes make marketing Ballantyne's products at reasonable selling prices difficult.

Gross Profit

        Consolidated gross profit increased to $3.2 million in 2004 from $1.4 million in 2003 and as a percentage of revenue increased to 28.0% in 2004 from 18.3% in 2003 due to the reasons discussed below:

        Gross profit in the theatre segment increased to $3.0 million in 2004 from $1.2 million in 2003 as Ballantyne experienced favorable customer and product mixes coupled with lower manufacturing costs compared to a year ago. The favorable product mix was due primarily to higher sales of replacement parts where Ballantyne raised selling prices and experienced more demand due to improving industry conditions. The favorable customer mix resulted from improving margins on certain historically lower margin customers and selling direct to end-users more often and therefore bypassing the distributor's share of the profit. Finally, lower manufacturing costs resulted from improved labor productivity and increased volume throughout the manufacturing plant resulting in a lower fixed cost per unit produced.

        Gross profit in the lighting segment decreased to $0.1 million from $0.2 million a year ago, and as a percentage of revenues decreased to 19.1% from 20.8% in 2003. The decreases resulted from pricing pressures during the downturn in demand in the entertainment lighting industry.

        The gross margin in the restaurant segment increased to $81,000 in 2004 from $42,000 in 2003 and as a percent of revenue rose to 26.4% from 10.6% in 2003. The improvement primarily resulted from lower manufacturing costs and a more favorable product mix consisting of more replacement parts.

Selling and Administrative Expenses

        Selling and administrative expenses were $1.8 million in 2004 compared to $1.9 million in 2003 and as a percent of revenue declined to 15.7% from 25.3%. The favorable results stem from covering fixed costs with more revenue during 2004 and certain post-retirement benefit costs incurred during 2003.

Other Financial Items

        Ballantyne recorded $41,000 of net other expense during 2004 compared to net other income of $139,000 in 2003. The change primarily resulted from Ballantyne generating a $136,000 gain in January 2003 from the sale of its remaining lighting rental operations. The net expense in 2004 was primarily due to the weakening dollar compared to the Euro affecting the cost of purchasing lenses from Ballantyne's sole supplier in Germany.

        Ballantyne recorded net interest expense from continuing operations of approximately $1,400 in 2004 compared to approximately $10,000 in 2003 as it is earning interest from higher cash levels. Ballantyne currently earns interest from certain cash equivalents, pays interest on its credit facility relating to a fee of 0.375% on the unused portion of the facility and pays interest on debt relating to a 2002 acquisition.

        Ballantyne recorded income tax expense in 2004 of approximately $0.5 million compared to $2,000 in 2003. The effective tax rate for 2004 was 36.4%. The effective tax rate is not comparable to 2003 due to an increase in the valuation allowance pertaining to deferred tax assets during the first quarter of 2003.

        For the reasons outlined above, Ballantyne experienced net income in 2004 of approximately $0.9 million compared to a net loss of $0.4 million in 2003. This translated into net income per share—basic and diluted of $0.07 and $0.06 per share in 2004, respectively, compared to a net loss per share—basic and diluted of $0.03 per share in 2003.

Year Ended December 31, 2003, Compared to the Year Ended December 31, 2002

Revenues

        Net revenues from continuing operations in 2003 increased 10.8% to $37.4 million from $33.8 million in 2002. As discussed in further detail below, the increase relates primarily to higher revenues from theatre products for the respective periods.

	Year Ended December 31,
	2003	2002
Theatre	$32,562,367	$28,133,404
Lighting	3,162,171	4,289,431
Restaurant	1,708,748	1,362,540

Total net revenues	$37,433,286	$33,785,375

•
Theatre Segment

        Sales of theatre products increased 15.7% from $28.1 million in 2002 to $32.6 million in 2003. In particular, sales of projection equipment increased to $23.7 million in 2003 from $19.5 million in 2002. Sales began improving in the second quarter of 2003 and continued during the third and fourth quarters resulting from increased theatre construction as exhibitors are experiencing more access to capital and improved operating results, among other items. While the health of the theatre exhibition industry is improving, there are still risks in the industry which result in continued exposure to Ballantyne. This exposure is in the form of receivables from independent dealers who resell Ballantyne's products to certain exhibitors and also a concentration of sales and credit risk. In many instances, Ballantyne sells theatre products through independent dealers who resell to the exhibitor. These dealers were negatively impacted by the recent downturn in the industry and, while the exhibitors are recovering, the dealer network has not recovered as quickly. The concentration of sales and credit risk stems from the fact that for 2003, sales to Ballantyne's top 10 customers represented approximately 44% of theatre segment sales. Additionally accounts receivable from these same customers represented approximately 62% of consolidated net accounts receivable from the theatre segment. Ballantyne may also encounter competition from new competitors due to the development of new technology for alternative means of motion picture presentation such as digital technology. While Ballantyne believes that it has a business plan to attack this relatively new marketplace, no assurance can be given that Ballantyne will in fact be a part of the digital marketplace.

        Sales of theatre replacement parts increased to $5.7 million in 2003 from $5.4 million in 2002 as sales were positively impacted by: 1) fewer used parts for sale in the secondary market due to fewer theatre closings; 2) projectors in service aging and requiring more maintenance; 3) more projectors in service; and 4) raising sales prices. Ballantyne is aware, however, that the market for replacement parts is increasingly competitive as other firms with ties to the theatre exhibition industry attempt to find alternative revenue sources. Ballantyne has implemented certain sales and manufacturing initiatives to counter this competition and fuel growth for the revenue stream.

        Sales of xenon lamps to the theatre exhibition industry decreased to $1.6 million in 2003 compared to $2.1 million in 2002, as a large theatre customer began purchasing lamps from another supplier. Ballantyne expects lamp sales to improve in fiscal 2004 due to gaining the business of another large theatre customer and the expected continuation of an improved theatre industry. Sales of lenses to theatre customers rose to $1.6 million in 2003 compared to $1.1 million in 2002 due to Ballantyne selling a special order for approximately $0.3 million, coupled with the improvement in industry conditions.

•
Lighting Segment

        Revenues in the lighting segment decreased $1.1 million from $4.3 million in 2002 to $3.2 million in 2003 due to Ballantyne's divesting all rental operations during fiscal 2002 and early 2003. These divested operation units contributed approximately $1.1 million of revenue in 2002.

        Sales of follow spotlights rose to $1.9 million in 2003 from $1.6 million in 2002 due to new arena construction and the rollout of a new model of the Gladiator® spotlight. Sales of the Skytracker® product line were steady at approximately $0.5 million for both 2003 and 2002. Sales for all other continuing product lines, including, but not limited to, replacement parts, xenon lamps and nocturns, decreased to $0.8 million in 2003 from $1.1 million in 2002. This decrease resulted from closing sales offices in Florida and California which led to decreased exposure and therefore sales. While Ballantyne lost sales, profits increased, as the cost of keeping the locations open was greater than the benefit of higher sales.

•
Restaurant Segment

        Restaurant sales rose to approximately $1.7 million in 2003 compared to $1.4 million in 2002 due to increased marketing of the product lines. During the fourth quarter of 2003, Ballantyne made the decision to phase out its unprofitable equipment product line comprised of smokers, ventilation hoods and pressure fryers, which accounted for approximately $0.8 million in sales in 2003 or 47% of total segment sales. Going forward, Ballantyne will continue to supply parts and provide service to its installed equipment customer base. Ballantyne will also continue to distribute its "Flavor Crisp®" marinade and breading products as well as support its "Chicken-On-The-Run" and "BBQ-On-The-Run" programs.

Export Revenues

        Sales outside the United States (mainly theatre sales) decreased to $14.4 million in 2003 compared to $14.8 million in 2002, driven primarily by lower sales to Europe and Asia. Export sales are sensitive to worldwide economic and political conditions that can lead to volatility. Additionally, certain areas of the world are more cost conscious than the U.S. market and there are instances where Ballantyne's products, while of superior quality in Ballantyne's opinion, are priced higher than local manufacturers. Additionally, foreign exchange rates and excise taxes sometimes make marketing Ballantyne's products at reasonable selling prices difficult.

Gross Profit

        Consolidated gross profit from continuing operations increased to $8.6 million in 2003 from $5.6 million in 2002 and as a percent of revenue increased to 23.0% in 2003 from 16.6% in 2002 due to the reasons discussed below:

        Gross profit in the theatre segment increased to $7.5 million in 2003 from $4.4 million in 2002 as Ballantyne experienced favorable customer and product mixes coupled with lower manufacturing costs compared to a year ago. The favorable product mix was due in part to higher sales of replacement parts where Ballantyne raised selling prices and experienced more demand due to improving industry conditions. Ballantyne also sold fewer xenon lamps as a percent of theatre sales that carry much lower margins. Additionally, Ballantyne made progress on improving margins on certain historically lower margin customers. Finally, lower manufacturing costs resulted from improved labor productivity and increased volume throughout the manufacturing plant resulting in a lower fixed cost per unit produced.

        The gross profit in the lighting segment decreased to $0.8 million from $1.0 million a year ago, however, as a percentage of revenues the gross margin increased to 24.8% from 22.0% in 2002. The improvement was due to a combination of items including the divestiture of the unprofitable rental operations, lower manufacturing costs and increased volume through Ballantyne's main manufacturing facility in Omaha, Nebraska.

        The gross margin in the restaurant segment increased to $0.3 million in 2003 from $0.2 million in 2002 and as a percent of revenue rose to 18.4% from 17.6% in 2002. The improvement primarily resulted from lower manufacturing costs and a more favorable product mix consisting of more replacement parts.

Selling and Administrative Expenses

        Selling and administrative expenses from continuing operations were $7.6 million in both 2003 and 2002. Costs were comparable despite savings of $0.5 million from divested business units and Ballantyne recording $0.3 million of recoveries relating to fraudulent expense claims recorded and expensed in 2003 and prior years. Refer to note 13 of the consolidated financial statements for a further discussion of the fraudulent claims. Selling and administrative expenses from remaining business units have risen from a year ago due to: 1) higher postretirement benefit costs; 2) higher administrative costs; and 3) certain selling costs relating to initiatives to grow Ballantyne's core business segments.

        Higher administrative costs relate to the settlement of one of Ballantyne's asbestos cases and also due to a claim in 2003 for approximately $0.4 million for preferential payments relating to a customer who filed bankruptcy in 2002. Ballantyne has recorded an accrual with respect to this contingency.

Administrative costs were also impacted by the hiring of an additional executive and related consulting costs.

        Selling expenses from remaining business units were higher due to items such as costs relating to Ballantyne's digital cinema and special venue product lines. Ballantyne also incurred higher costs pertaining to the increased theatre business. Selling expenses are expected to rise in the future due to the increased business along with expanding the digital cinema and special venue product lines.

Other Financial Items

        Ballantyne recorded a gain in 2003 of approximately $136,000 on the sale of certain assets relating to its entertainment lighting rental operations in Orlando, Florida and Atlanta, Georgia. This compared to gains of $243,000 from the sale of property, plant and equipment in 2002 primarily due to Ballantyne divesting its lighting rental operations in North Hollywood, California.

        Ballantyne recorded net interest income from continuing operations of approximately $48,000 in 2003 compared to net interest expense of approximately $51,000 in 2002. The change from 2002 was primarily due to the termination in 2002 of Ballantyne's credit facility with General Electric Capital Corporation and Ballantyne earning interest income from more excess cash in 2003. Ballantyne earns interest from certain cash equivalents, pays interest on Ballantyne's credit facility relating to a fee of 0.375% on the unused portion of the facility, and pays interest on debt relating to a 2002 acquisition. During 2002, Ballantyne paid interest on this 2002 acquisition, the unused credit facility fee for part of the year, and interest on the General Electric Capital Corporation debt. Due to much smaller cash levels, Ballantyne only earned a minimal amount of interest income during 2002.

        Ballantyne recorded income tax expense from continuing operations in 2003 of approximately $0.5 million compared to an income tax expense in 2002 of approximately $0.8 million. The effective tax rate for 2003 was 46.1% compared to an effective tax rate of 47.2% in 2002. The high effective rates result from valuation allowances pertaining to deferred tax assets. As a result of the valuation allowances, the effective tax rate is very sensitive to changes in these deferred tax assets. Ballantyne recorded an income tax benefit relating to losses from discontinued operations of $0 in 2003 compared to $0.5 million in 2002.

        For the reasons outlined above, Ballantyne experienced net income from continuing operations in 2003 of approximately $0.6 million compared to a net loss from continuing operations of $2.6 million in 2002. This translated into net income per share—basic and diluted from continuing operations of $0.05 and $0.04 per share in 2003, respectively, compared to a net loss per share—basic and diluted from continuing operations of $0.21 per share in 2002.

Discontinued Audiovisual Operations

        Ballantyne discontinued its audiovisual segment on December 31, 2002, through the sale of certain assets and the entire operations for proceeds of $200,000. Ballantyne retained cash, accounts receivable and certain payables recorded at December 31, 2002.

        Sales and rentals of audiovisual products were approximately $3.3 million for the year ended December 31, 2002. During this period, Ballantyne recorded after-tax operational losses of approximately $1.0 million. Ballantyne has restated the consolidated financial statements to segregate the discontinued operations for all comparative periods presented.

Year Ended December 31, 2002, Compared to the Year Ended December 31, 2001

Revenues

        Net revenues from continuing operations in 2002 decreased $4.6 million or 12.0% to $33.8 million from $38.4 million in 2001. As discussed in further detail below, the decrease relates to lower revenues from all segments. The following table shows comparative net revenues for theatre, lighting and restaurant products for the respective years:

	Year Ended December 31,
	2002	2001
Theatre	$28,133,404	$31,317,365
Lighting	4,289,431	5,416,660
Restaurant	1,362,540	1,644,908

Total net revenues	$33,785,375	$38,378,933

•
Theatre Segment

        Sales of theatre products decreased $3.2 million or 10.2% from $31.3 million in 2001 to $28.1 million in 2002. In particular, sales of projection equipment decreased $3.3 million from $22.8 million in 2001 to $19.5 million in 2002. This decrease resulted from a continued downturn in the construction of new theatre screens in North America coupled with increased competition. The North American theatre industry is currently recovering from a severe downturn that resulted in several exhibition companies filing for bankruptcy. Screen growth continued to be weak during 2002 despite signs that the health of the industry improved during the year. Higher theatre attendance and exhibitors having more access to capital are fueling the recovery. In fact, most exhibitors who previously filed have emerged from bankruptcy. However, there are still liquidity problems in the industry which result in continued exposure to Ballantyne. This exposure is in the form of receivables from independent dealers who resell Ballantyne's products to certain exhibitors and continued depressed revenue levels if the industry cannot or decides not to build new theatres. In many instances, Ballantyne sells theatre products to the industry through independent dealers who resell to the exhibitor. These dealers have in many cases been impacted in the same manner as the exhibitors and while the exhibitors are recovering, it has not benefited the dealer network as quickly since the exhibitors have still not recovered sufficiently to begin constructing as many new complexes. During 2002, Ballantyne wrote off approximately $0.4 million from one such dealer, Media Technology Source of Minnesota, LLC (MTS), which filed for Chapter 7 bankruptcy protection on June 25, 2002.

        Sales of theatre replacement parts increased to $5.4 million in 2002 from $5.3 million in 2001 as sales were positively impacted by increased theatre attendance, which generally means projectors are being used more and need more maintenance. Exhibitors closing fewer theatres during the year also impacted parts sales, as there were less used parts for sale in the secondary market. Ballantyne is aware, however, that the market for replacement parts is becoming increasingly competitive as other firms with ties to the theatre exhibition industry attempt to find alternative revenue sources. Ballantyne implemented sales and manufacturing initiatives to counter this competition and fuel growth in this area. Sales of xenon lamps grew to $2.1 million compared to $1.7 million in 2001 as Ballantyne continues to grow this product line. Ballantyne began distributing these lamps through an exclusive distributorship with Lighting Technologies International in late 2000. Sales of lenses decreased approximately $0.4 million from $1.5 million in 2001 to $1.1 million in 2002. Lens sales are more dependent on screen growth than replacement part and lamp sales.

•
Lighting Segment

        Sales and rentals in the lighting segment decreased $1.1 million from $5.4 million in 2001 to $4.3 million in 2002. This decrease was due to a combination of divesting Ballantyne's rental operations in North Hollywood and the lack of a recurrence of a $1.2 million sale in 2001 of certain high intensity searchlights to be used by NASA from Ballantyne's lighting division in Orlando, Florida. The sale did not reoccur in 2002 due to governmental budget constraints. Sales and rentals generated from the North Hollywood location (excluding spotlight sales) prior to the closing date were $0.7 million in 2002 compared to $1.4 million in 2001.

        Ballantyne's entertainment lighting division located in Florida and Georgia generated revenues of $1.4 million in 2002 compared to revenues of $2.5 million in 2001 due to the absence of the NASA searchlight order discussed above and lower rental revenues which continued to be affected by a weak tourist and convention economy in Florida. In January 2003, Ballantyne divested certain assets and rental operations pertaining to this division. Ballantyne retained certain assets including accounts receivable and inventory and will continue to manufacture, market and distribute a full range of entertainment lighting products.

        Sales of follow spotlights were $2.2 million in 2002 compared to $1.5 million in 2001 due to more aggressive marketing, the timing of arenas being constructed and selling more spotlights internationally.

        Ballantyne is currently restructuring the segment to grow market share, as it believes many of the segment's product lines are superior to the competition. This restructuring is being accomplished through changes in sales personnel and marketing practices along with increased customer service.

•
Restaurant Segment

        Restaurant sales decreased approximately $0.2 million to $1.4 million in 2002 from $1.6 million in 2001 as sales to South America and to the segment's largest customer, the Hobart Corporation have been softer than anticipated. Hobart notified Ballantyne during 2002 that it will discontinue reselling Ballantyne's pressure fryers by the end of 2002. Hobart represented approximately 10% of restaurant segment sales for the fiscal year ending December 31, 2002.

Export Revenues

        Sales outside the United States (mainly theatre sales) increased to $14.8 million compared to $12.6 million in 2001. The growth was fueled by stronger sales in Asia and Central and South America as Ballantyne previously targeted these areas for growth. Sales to Europe were softer for a second consecutive year due to increased competition and a softening European economy. Ballantyne is currently forming alliances in Europe to assist in developing opportunities to increase market share, as it believes the region has the potential for long-term growth. Sales to Canada were also lower as the problems in the domestic theatre exhibition industry were mirrored in Canada.

Gross Profit

        Despite lower revenues, consolidated gross profit from continuing operations increased to $5.6 million in 2002 compared to $3.9 million in 2001. Gross margin as a percentage of revenues also increased from 10.1% in 2001 to 16.6% in 2002. As discussed below, the margin increased due to lower manufacturing costs and higher sales of replacement parts.

        Theatre segment gross profit increased to $4.4 million in 2002 from $3.1 million in 2001, despite theatre revenues decreasing to $28.1 million in 2002 from $31.3 million in 2001. The improved profit was accomplished by reducing the cost structure at Ballantyne's manufacturing facility in Omaha, Nebraska. Ballantyne reduced manufacturing overhead costs by $0.9 million compared to 2001, accomplished through personnel reductions and other manufacturing cost reductions, which not only saved cash, but also increased manufacturing efficiencies. The improved margin at the Omaha facility was also due to reductions of inventory, which has benefited Ballantyne in the form of lower holding costs, improved production throughput and reduced inventory shrinkage. Finally, margins rose due to a higher percentage of revenues being generated by replacement part sales, which generally carry higher profit margins.

        Despite lower revenues, the gross margin in the lighting segment increased to approximately $0.9 million in 2002 compared to $0.5 million in 2001 due to lower fixed rental costs accomplished through divesting the North Hollywood rental operations and other personnel reductions during 2002. The product lines also realized the benefit of the lower manufacturing cost structure at the Omaha manufacturing facility.

        Restaurant margins were flat at $0.2 million for both 2002 and 2001. The segment also benefited from the improved manufacturing cost structure discussed above but unfavorable product mixes, pricing pressures and higher direct costs impacted margins.

Operating Expenses

        Operating expenses from continuing operations decreased approximately $0.5 million compared to 2001 but as a percentage of net revenues, increased to 22.5% in 2002 from 21.2% in 2001 as Ballantyne was unable to lower certain fixed costs quickly enough to counter lost revenues. Included in the 2001 expenses were specific charges relating to goodwill impairment of approximately $0.1 million and an impairment of certain receivables from Ballantyne's lens supplier of approximately $0.7 million. Included in the 2002 expenses were $0.4 million relating to a customer bankruptcy and $0.2 million of banking fees relating to the termination of the GE credit facility. Ballantyne is continually aligning operating costs with projected future revenues and will continue to do so until the appropriate levels have been achieved.

Other Financial Items

        Ballantyne recorded gains on sales of assets (excluding discontinued audiovisual operations) of approximately $0.2 million during 2002 compared to losses of $0.5 million in 2001. The 2002 gains mainly relate to the divestiture of certain rental assets in North Hollywood, which generated a gain of approximately $0.2 million. The 2001 losses were due to asset impairments and write-offs of equipment related to the rental operations in North Hollywood. Ballantyne also generated gains of $0.1 million from selling used equipment not being used effectively during 2001, leaving a net loss for the year of $0.5 million.

        Ballantyne recorded approximately $38,000 of net miscellaneous income in 2002 compared to approximately $16,000 of net miscellaneous expense in 2001. Net interest expense related to continuing operations was approximately $51,000 in 2002, compared to approximately $304,000 in 2001. Net interest expense allocated to discontinued operations was $13,000 in 2002 compared to $17,000 in 2001. The decrease in net interest expense was entirely due to the termination of Ballantyne's credit facility with GE Capital.

        Ballantyne recorded income tax expense from continuing operations in 2002 of approximately $0.8 million compared to an income tax benefit in 2001 of approximately $1.6 million. The change from 2001 was due to less taxable loss in 2002 coupled with a $1.4 million valuation reserve pertaining to the uncertainty of the recoverability of deferred tax assets. Ballantyne recorded an income tax benefit related to losses from discontinued operations of $0.5 million in 2002 compared to $0.3 million in 2001.

        Effective January 1, 2002, Ballantyne adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and ceased amortizing goodwill. Excluding the effects of goodwill amortization,

Ballantyne's net loss and net loss per share in 2001 would have been $3.8 million, while the net loss per share in 2001 would have been $0.31 per share.

        For the reasons outlined above, Ballantyne experienced a net loss from continuing operations in 2002 of approximately $2.6 million compared to a net loss from continuing operations of $3.4 million in 2001. This translated into a net loss per share—basic and diluted from continuing operations of $0.21 per share in 2002 compared to a net loss per share—basic and diluted from continuing operations of $0.27 per share in 2001.

Discontinued Audiovisual Operations

        Ballantyne discontinued its audiovisual segment on December 31, 2002, through the sale of certain assets and the entire operations for proceeds of $200,000. Ballantyne retained cash, accounts receivable and certain payables recorded at December 31, 2002.

        Sales and rentals of audiovisual products decreased to $3.3 million in 2002 from $4.0 million in 2001 as the tourist and convention economy in Florida continued to be sluggish. As such, the segment's gross profit decreased to $0.9 million in 2002 compared to $1.0 million in 2001.

        During 2002, Ballantyne recorded an after-tax charge of $1.0 million from the audiovisual segment, relating to after-tax operational losses of $0.4 million and an after-tax loss of $0.6 million from the sale or impairment of the assets compared to after-tax operational losses of $0.7 million in 2001. Ballantyne has restated the consolidated financial statements to segregate the discontinued operations for all comparative years presented.

Liquidity and Capital Resources

        Ballantyne has a revolving credit facility with First National Bank of Omaha expiring on August 30, 2004. The credit facility provides for borrowings up to the lesser of $4.0 million or amounts determined by an asset based lending formula, as defined. Borrowings available under the credit facility amount to $4.0 million at March 31, 2004. No amounts are currently outstanding. Ballantyne pays interest on outstanding amounts equal to the prime rate plus 0.25% (4.25% at March 31, 2004) and pays a fee of 0.375% on the unused portion. The credit facility also contains certain restrictive covenants mainly relating to restrictions on acquisitions and dividends with which Ballantyne was compliant at March 31, 2004. All of Ballantyne's personal property and stock in its subsidiaries secure this credit facility.

        During 2002, Ballantyne paid off all outstanding amounts under a credit facility with General Electric Capital Corporation and the facility was terminated. Ballantyne paid a prepayment fee of $100,000 to GE Capital in accordance with certain terms of the credit facility and also expensed approximately $57,000 of deferred loan fees.

        Long-term debt at March 31, 2004 consists of installment payments relating to the purchase of certain intangible assets. Future maturities of long-term debt for the remainder of fiscal 2004 and for each of the subsequent three years are as follows: 2004—$18,341; 2005—$25,935; 2006—$27,762; and 2007—$14,609.

        Net cash provided by operating activities for the three months ended March 31, 2004 was $3.2 million compared to $0.5 million for the three months ended March 31, 2003. Net cash provided by operating activities of continuing operations was $2.0 million for the year ended December 31, 2003, compared to $5.7 million and $7.7 million for the years ended December 31, 2002 and 2001, respectively.

        The improvement in 2004 has to date resulted from the receipt of $1.9 million relating to a project to be completed in China and recognized as revenue later this year. This receipt has been recorded as customer deposits in the accompanying balance sheet as of March 31, 2004. Ballantyne's 2004 cash flow has also benefited from improved operating income. Accounts receivable collections increased operating cash flow by $0.4 million during 2004, however, the impact was lower than 2003 primarily due to the improvement in the theatre exhibition industry. As conditions improve, exhibition companies and distributors are less likely to delay payment at fiscal year-end to improve their balance sheets. Payments of accounts payable had a negative impact on operating cash of approximately $0.6 million in 2004 resulting from the payment of items relating to the project in China referred to above. While the China project is not scheduled for completion until mid-2004, it was necessary to purchase a significant portion of the inventory in advance, much of which was received and accrued at December 31, 2003, and paid in early 2004.

        Cash flow from operations was lower in fiscal 2003 compared to fiscal years 2002 and 2001 due primarily to turning less excess inventory into cash as Ballantyne generated healthy cash flows in fiscal years 2002 and 2001 from liquidating overstocked inventory levels manufactured during the theatre exhibition downturn. Now that inventory levels have decreased, liquidating remaining inventory is more difficult. Cash flow from accounts receivable collected was lower in fiscal 2003 due to the timing of receipts, which were very high in early fiscal 2002 as the result of many customers having past-due accounts at December 31, 2001. During fiscal 2002, conditions in the industry improved and receipts improved in the first quarter of that year. Other items affecting liquidity and cash flow in fiscal 2003 were accounts payable and accrued expenses. Accounts payable increased by $1.1 million due to the purchase of more inventory during December to meet first quarter 2004 demand. Accrued expenses also rose by $1.1 million from accruals for preferential payments relating to a past customer bankruptcy, accrual for certain post-retirement benefits of $0.2 million and receipt of $0.6 million of customer deposits for future orders from the Hong Kong subsidiary.

        Net cash used in investing activities was $0.4 million for the three months ended March 31, 2004, compared to net cash provided by investing activities of $0.2 million for the three months ended March 31, 2003. During the first three months of 2004, Ballantyne purchased $0.4 million of capital expenditures compared to $64,000 during the same period in 2003. In addition, during 2003, Ballantyne received proceeds of $290,000 relating to the sale of its remaining lighting rental operations in Florida and Georgia.

        Net cash used in investing activities of continuing operations was $0.1 million in fiscal 2003 compared to net cash provided by investing activities of approximately $0.4 million in fiscal 2002 and net cash used in investing activities of $0.1 million in fiscal 2001. During fiscal 2003, Ballantyne received proceeds of $0.3 million relating to the sale of certain rental assets relating to its lighting rental operations in Florida and Georgia, which was offset by Ballantyne's purchase of $0.4 million of capital expenditures accounting for the net usage from investing activities. During fiscal 2002, Ballantyne divested its rental operations in North Hollywood for cash proceeds of approximately $0.5 million and sold certain used equipment for approximately $0.1 million. Capital expenditures were $0.2 million in fiscal 2002 accounting for the $0.4 million of cash provided by investing activities for that year. During fiscal 2001, Ballantyne purchased $0.3 million in capital expenditures and sold used rental equipment for proceeds of $0.2 million. The rise in capital expenditures during fiscal 2003 and continuing in 2004 reflects the turnaround in Ballantyne's operations. To improve cash flow during fiscal years 2001 and 2002, Ballantyne made a concerted effort to purchase only critical items under its business plan. While Ballantyne still is operating under a similar business plan, it is becoming necessary to purchase certain equipment to meet sales and production volume.

        Net cash used in financing activities was approximately $3,400 in the three months ended March 31, 2004, compared to $3,600 for the same time period during 2003. Net cash provided by financing activities of continuing operations was approximately $84,000 in fiscal 2003, compared to net cash used in financing activities of $1.7 million and $7.1 million in fiscal years 2002 and 2001, respectively. Financing activities in fiscal 2003 reflect debt payments of approximately $19,000 and proceeds from Ballantyne's stock plans of approximately $103,000. Financing activities in fiscal 2002 included payments of approximately $1.8 million on the General Electric Capital Corporation credit facility offset by proceeds from Ballantyne's stock plans of $24,000. Financing activities in fiscal 2001 reflect $1.9 million from proceeds from long-term debt offset by $0.1 million in payments of long-term debt and $8.9 million in net payments on Ballantyne's line of credit. Ballantyne also received approximately $15,000 of proceeds from employee stock plans. The recent favorable results from financing activities result primarily from Ballantyne having reduced outstanding debt during fiscal 2003 and the first quarter of 2004.

Transactions with Related and Certain Other Parties

        Ballantyne has disclosed the effects of transactions with related parties in note 11 to the consolidated financial statements and in the "Certain Relationships and Related Parties" section of this prospectus.

Concentrations

        Ballantyne's top ten customers accounted for approximately 54% of consolidated net revenues from continuing operations for the three months ended March 31, 2004, and 39% for the year ended December 31, 2003. These customers were all from the theatre segment. Trade accounts receivable from these customers represented approximately 53% of net consolidated receivables at March 31, 2004, and 51% at December 31, 2003. Additionally, receivables from NCS Corporation represented over 10% of net consolidated receivables at March 31, 2004, while at December 31, 2003, two customers (Vari International and NCS Corporation) each represented over 10% of net consolidated receivables. While Ballantyne believes its relationships with these customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from Ballantyne's significant customers could have a material adverse effect on Ballantyne's business, financial condition and results of operations. Ballantyne could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which Ballantyne sells its products.

        Financial instruments that potentially expose Ballantyne to a concentration of credit risk principally consist of accounts receivable. Ballantyne sells product to a large number of customers in many different geographic regions. To minimize credit concentration risk, Ballantyne performs ongoing credit evaluations of its customers' financial condition or uses letters of credit.

        Increased competition also results in continued exposure to Ballantyne. If Ballantyne loses market share or encounters more competition relating to the development of new technology for alternate means of motion picture presentation, such as digital technology, Ballantyne may be unable to lower its cost structure quickly enough to offset the lost revenue. To counter these risks, Ballantyne has initiated a cost reduction program, continues to streamline its manufacturing processes and is formulating a strategy to respond to the digital marketplace. Ballantyne also is focusing on a growth and diversification strategy to find alternative product lines to become less dependent on the theatre exhibition industry. However, no assurance can be given that this strategy will succeed or that Ballantyne will be able to obtain adequate financing to take advantage of potential opportunities.

        The principal raw materials and components used in Ballantyne's manufacturing processes include aluminum, electronic subassemblies and sheet metal. Ballantyne utilizes a single contract manufacturer for each of its intermittent movement components, lenses and xenon lamps for its commercial motion picture projection equipment. Although Ballantyne has not to-date experienced a significant difficulty in obtaining these components, no assurance can be given that shortages will not arise in the future. The loss of any one or more of such contract manufacturers could have a short-term adverse effect on Ballantyne until such time as it could secure alternative manufacturing arrangements. Ballantyne is not dependent upon any one contract manufacturer or supplier for the balance of its raw materials and components. Ballantyne believes that there are adequate alternative sources of such raw materials and components of sufficient quantity and quality.

Hedging and Trading Activities

        Ballantyne does not engage in any hedging activities, including currency-hedging activities, in connection with its foreign operations and sales. To date, all of Ballantyne's international sales have been denominated in U.S. dollars, exclusive of Strong Westrex, Inc. sales, which are denominated in Hong Kong dollars. In addition, Ballantyne does not have any trading activities that include non-exchange traded contracts at fair value.

Off Balance Sheet Arrangements and Contractual Obligations

        Ballantyne's off balance sheet arrangements consist principally of leases of various assets under operating leases. The future estimated payments under these arrangements at December 31, 2003, are summarized below, along with Ballantyne's contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	2004	Thereafter
Long-term debt	$92,559	$24,253	$68,306
Operating leases	398,535	180,164	218,371
Less sublease receipts	(210,985)	(87,304)	(123,681)

Net contractual cash obligations	$280,109	$117,113	$162,996

        There are no other contractual obligations other than inventory and property, plant and equipment purchases in the ordinary course of business.

Seasonality

        Generally, Ballantyne's business exhibits a moderate level of seasonality as sales of theatre products typically increase during the third and fourth quarters. Ballantyne believes that such increased sales reflect seasonal increases in the construction of new motion picture screens in anticipation of the holiday movie season.

Environmental and Legal

        See note 13 to the consolidated financial statements for a description of all environmental and legal matters.

Inflation

        Ballantyne believes that the relatively moderate rates of inflation in recent years have not had a significant impact on its net revenues or profitability. Historically, Ballantyne has been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

BALLANTYNE'S BUSINESS

Segments

        Ballantyne and its subsidiaries design, develop, manufacture and distribute commercial motion picture equipment, lighting systems and restaurant products. As of March 31, 2004, Ballantyne primarily operates within three business segments: 1) theatre, 2) lighting and 3) restaurant equipment. Approximately 87% of fiscal year 2003 sales were from theatre products while 8% were lighting products and 5% were restaurant products.

        During the fourth quarter of 2003, Ballantyne made the decision to phase out its restaurant equipment product line comprised of smokers, ventilation hoods and pressure fryers, which accounted for approximately $0.8 million of sales or 47% of total restaurant sales in 2003. Going forward, Ballantyne will continue to supply parts and provide service to its installed restaurant equipment customer base. Ballantyne will also continue to distribute its "Flavor Crisp" marinade and breading products, as well as support its "Chicken-On-The-Run" and "BBQ-On-The-Run" programs.

        Ballantyne completed the discontinuance of its audiovisual segment on December 31, 2002, through the sale of certain assets and the entire operations. Ballantyne has restated the consolidated financial statements for all comparative years presented.

Theatre

        Ballantyne's business was founded in 1932. Since that time, Ballantyne has manufactured and supplied equipment and services to the theatre motion picture exhibition industry. In 1983, Ballantyne acquired the assets of the Simplex Projector Division of the National Screen Services Corporation, thereby expanding its commercial motion picture projection equipment business. Ballantyne further expanded its commercial motion picture projection equipment business with the 1993 acquisition of the business of the Cinema Products Division of the Optical Radiation Corporation. That division manufactured the Century® projector and distributed lenses to the theatre and audiovisual industries in North America. In December 1994, Ballantyne increased its presence in the international marketplace with the acquisition of Westrex Company, Asia, which provided Ballantyne with a strategic Far Eastern location and access to the Pacific Rim. In April 1998, Ballantyne vertically integrated its motion picture projection business with the acquisition of Design & Manufacturing, Ltd. Design manufactures the film transport system for Ballantyne and other theatre exhibition suppliers.

        Ballantyne also manufactures customized motion picture projection equipment for use in special venues, such as large screen format presentations and other forms of motion picture-based entertainment requiring visual and multimedia special effects. Ballantyne helped pioneer the special venue market more than 20 years ago by working with its customers to design and build customized projection systems. Ballantyne currently licenses the large format trademarks and projection system technology of MegaSystems, Inc., a wholly-owned subsidiary of Pacific Title and Art Studio, Inc. Under an exclusive two-year license agreement expiring in December 2004, Ballantyne manufactures most of MegaSystems' product line at its Omaha, Nebraska facility and markets the projection systems worldwide. Prior to this agreement, Ballantyne had been manufacturing only the projection system portion and shipping it to MegaSystems' St. Augustine, Florida facility for final engineering and delivery.

        Ballantyne's products are distributed on a worldwide basis through a network of over 100 domestic and international dealers and also by a small direct sales force. Ballantyne's broad range of both standard and custom-made equipment along with other ancillary equipment can completely outfit and automate a motion picture projection booth and is currently being used by major motion picture exhibitors such as AMC Entertainment, Inc., Regal Cinemas, Inc. and Loews Cineplex.

        Ballantyne believes that its position as a fully integrated equipment manufacturer enables it to be more responsive to its customers' specific design requirements, thereby giving it a competitive advantage over competitors who rely more on outsourcing components. In addition, Ballantyne believes its expertise in engineering, manufacturing, prompt order fulfillment, delivery, after-sale technical support and emergency service have allowed Ballantyne to build and maintain strong customer relationships.

Lighting

        Ballantyne, under the Strong® trademark, is a supplier of long-range follow spotlights which are used for both permanent and touring applications. Under the Xenotech® trademark, Ballantyne is a supplier of high intensity searchlights and computer-based lighting systems for the motion picture production, television, live entertainment, theme park and architectural industries. Ballantyne also sells high intensity searchlights under the Sky-Tracker® trademark.

        On July 31, 2002, Ballantyne sold certain rental assets and operations of Xenotech Rental Corp. in North Hollywood, California to the subsidiary's former general manager for cash of $0.5 million. In January 2003, Ballantyne sold its entertainment lighting rental operations located in Orlando, Florida and Atlanta, Georgia, thereby fully divesting its remaining rental operations.

Restaurant

        As discussed earlier, Ballantyne is phasing out its food service equipment business principally consisting of pressure and open fryers, exhaust hoods and smoker/slow cook ovens. Ballantyne's pressure fryers accounted for the majority of equipment sales. During 2003, total food service equipment sales were $0.8 million or 47% of total restaurant segment sales. Ballantyne will continue to distribute and sell seasonings, marinades and barbeque sauces manufactured to Ballantyne's specifications by various food product contractors and will continue to supply parts and provide service to its installed equipment customer base.

Theatre Exhibition Industry Overview

        The domestic theatre exhibition industry is highly concentrated with management estimating that the top ten exhibitors represent approximately 55% of the total industry. The theatre exhibition industry is recovering from a lengthy downturn and the health of the industry is improving, as exhibitors are experiencing improved operating results and more access to capital. However, there are still liquidity problems in the industry which result in continued exposure to Ballantyne. This exposure is in the form of receivables from Ballantyne's independent dealers who resell Ballantyne's products to certain exhibitors and also a concentration of sales and credit risk. In many instances, Ballantyne sells theatre products to the industry through independent dealers who resell to the exhibitor. These dealers have in many cases been impacted in the same manner as the exhibitors and while the exhibitors are recovering, it has not yet benefited the dealer network as quickly. The concentration of sales and credit risk stems from the fact that for fiscal 2003, sales to Ballantyne's top 10 theatre customers represented approximately 44% of theatre sales. Additionally, accounts receivable from these same customers represented 62% of consolidated accounts receivable from all theatre customers. Ballantyne also sells approximately 43% of its theatre products to foreign countries and these sales are subject to worldwide economic and political conditions. Ballantyne may also encounter competition from new competitors within the segment due to the development of new technology for alternate means of motion picture presentation such as digital technology. While Ballantyne believes that it has a business plan to attack this relatively new digital marketplace, no assurance can be given that Ballantyne will in fact be a part of the digital marketplace.

Ballantyne's Business Strategy

        Ballantyne's strategy combines the following key elements:

        Increase Domestic Market Share.    The recent problems experienced by the theatre exhibition industry coupled with increased competition for the sale of theatre products has put pressure on Ballantyne's share of the market. Ballantyne is currently implementing certain initiatives to garner more market share in the market place. These initiatives include but are not limited to: 1) redeveloping Ballantyne's equipment, making it more user friendly and competitive; 2) selling more products directly to the exhibitor instead of using independent dealers and 3) leveraging Ballantyne's brand name recognition to develop business with exhibitors currently not using Ballantyne equipment.

        Expand International Presence.    Sales outside the United States, mainly theatre sales, decreased to $14.4 million or 39% of consolidated revenues from continuing operations in 2003 compared to $14.8 million or 44% in 2002. Sales were lower mainly due to lower sales to Europe and Asia. However, sales in 2003 to Mexico and Latin America and to Canada rose compared to 2002.

        Ballantyne is seeking to strengthen and develop this increased international presence through its international dealer network and Ballantyne's sales force will continue to travel worldwide to market Ballantyne's products. Additionally, Ballantyne will utilize its office in Hong Kong to further penetrate China and surrounding markets. Ballantyne believes that as a result of these efforts, it is positioned to further expand its brand name recognition and international market share. As a result, however, Ballantyne has been and could in the future be adversely affected by such factors as changes in foreign currency rates and changing economic and political conditions in each of the countries in which Ballantyne sells its products. International sales will be positively impacted by Ballantyne's obtaining a $2.2 million special venue project in China to be installed during fiscal 2004.

        Focus on Growth Strategy and Diversification.    Ballantyne's strategy is to pursue complementary strategic acquisitions both within the theatre and lighting segments and also in other markets that would fit in Ballantyne's business plans.

        Reduce Inventory and Operating Costs.    Ballantyne will continue to reduce costs through a cost reduction program designed to bring costs in line with revenues and streamline its manufacturing processes to gain further efficiencies. To this extent, Ballantyne has reduced the number of employees by 225 or 55% since the downturn of the theatre industry in early 2002. Additionally, Ballantyne will continue to reduce inventory levels and turn overstocked inventory into cash. Ballantyne has reduced inventory levels by $16.5 million or 56% during the same period.

        Expand Digital Opportunities.    The motion picture industry remains based on the use of film technology to deliver motion picture images to the public, despite the anticipated shift to digital images (digital cinema). The widespread adoption and use of digital cinema foreseen by many has still not occurred, with a worldwide market penetration of only about 160 digital systems currently installed. In addition to the companies who have installed these systems, there are several additional companies, using various types of digital technology, actively involved in attempting to bring a complete digital solution to the market. Contributing factors of this slow technology change include: high digital system costs; relatively little product available for digital cinema; security, control and implementation issues; and a lack of acceptable standards for system quality and interoperability. The major holdback to implementation of this new technology appears to be the lack of viable economic reasons to make the change. Though digital cinema offers significant potential savings in reduced film delivery and handling costs, as well as greater consistency in the quality of presentations in the theatre, no viable financial models yet exist to justify the expenditures required.

        Despite the apparent head start and substantially greater resources of companies now involved in digital cinema, Ballantyne believes it is in a good position to be a major participant in this marketplace should the need arise. Ballantyne currently manufactures the light source and power supply for digital equipment. Ballantyne also remains in close contact with the theatre exhibitors and is maintaining relationships with current and potential digital providers. To that end, Ballantyne reached an agreement during March 2003 with Digital Projection International for the sales, distribution and servicing rights of certain digital cinema equipment in the U.S., Canada, Mexico and Central and South America. Thus, Ballantyne believes it has already taken the first step in being able to provide digital equipment to the exhibition industry once digital cinema becomes a reality. However, no assurance can be given that Ballantyne will in fact be a part of the digital cinema marketplace. If Ballantyne is unable to take advantage of future digital cinema opportunities or respond to the new competitive pressures, the result could have a material adverse effect on Ballantyne's business, financial condition and operating results.

        Expand Lighting Segment.    Despite the lighting divestitures that have taken place, Ballantyne's goal is to increase revenues using the remaining product lines within the segment. Despite the loss in revenues from the divestitures, profits have improved as the divested operations carried high fixed overhead costs. Ballantyne's goals are to: 1) develop new competitive products in areas of the industry where Ballantyne is not as entrenched and 2) focus on increasing support for dealers who are proven producers.

Theatre Products

Motion Picture Projection Equipment

        Ballantyne is a developer, manufacturer and distributor of commercial motion picture projection equipment worldwide. Ballantyne's commercial motion picture projection equipment can fully outfit and automate a motion picture projection booth and consists of 35mm and 70mm motion picture projectors, combination 35/70mm projectors, xenon lamphouses and power supplies, a console system combining a lamphouse and power supply into a single cabinet, soundhead reproducers and related products such as film handling equipment and sound systems. Ballantyne's commercial motion picture projection equipment is marketed under the industry wide recognized trademarks of Strong®, Simplex®, Century® and Ballantyne®. During 2004, Ballantyne introduced the next generation film projector, the Apogee™. Ballantyne believes that this redesigned projector will be more marketable as a result of it being more user-friendly and creating a steadier picture. Ballantyne manufactures the entire motion picture projection system in-house, except for the audio rack components, lamps and lenses. This equipment may be sold individually or as an integrated system with other components manufactured by Ballantyne.

        Ballantyne's film handling equipment consists of a three-deck or five-deck platter and a make-up table, which allows the reels of a full-length motion picture to be spliced together, thereby eliminating the need for an operator to change reels during the showing of the motion picture. The majority of Ballantyne's film transport systems are sold under the Strong® name, although Ballantyne sells systems on an OEM basis to a competitor.

Lenses

        Ballantyne distributes ISCO-Optic lenses manufactured by Optische Systeme Gottingen AG throughout North America and the world. ISCO-Optic lenses have developed a reputation for delivering high-image quality and resolution over the entire motion picture screen and have won two Academy Awards for technical achievement. During 2003, Optische filed for and is currently operating under bankruptcy in Germany. Prior to the bankruptcy, Ballantyne had the exclusive right to distribute these lenses in North America through April 2006, and this right was automatically renewable for successive two-year periods until terminated by either party upon twelve months' prior notice. Ballantyne is currently negotiating a new agreement with Optische's bankruptcy receiver as there is uncertainty regarding the legality of the original agreement due to the bankrupcy. Ballantyne does not believe the bankruptcy will have a significant impact on lens sales as Optische will continue to manufacture the lenses under a reorganization plan.

Xenon Lamps

        Ballantyne distributes Xenon lamps for resale to the theatre and lighting industries through an exclusive distributorship agreement with Lighting Technologies, Inc. Under the distributorship agreement, Ballantyne has the exclusive right to distribute these lamps through December 31, 2006, subject to the attainment of minimum sales quotas, which Ballantyne has historically exceeded.

Replacement Parts

        Ballantyne has a significant installed base of over 30,000 motion picture projectors. Although these projectors have an average useful life in excess of 20 years, periodic replacement of components is required as a matter of routine maintenance, in most cases with parts manufactured by Ballantyne.

Special Venue Products

        Ballantyne manufactures 4, 5 and 8 perforation 35mm and 70mm projection systems for large-screen, simulation ride and planetarium applications and for other venues that require special effects. Ballantyne's status as a fully integrated manufacturer enables it to work closely with its customers from initial concept and design through manufacturing to the customers' specifications. As discussed earlier, Ballantyne licenses the large format trademarks and projection system technology of MegaSystems, Inc. Pursuant to an exclusive two-year license agreement, Ballantyne manufactures all of MegaSystems' product line at its Omaha, Nebraska facility and markets the projection systems worldwide. Prior to this agreement, Ballantyne had been manufacturing the projectors before shipping them to MegaSystems' St. Augustine, Florida facility for final engineering and delivery.

Lighting Products

Spotlight

        Ballantyne has been a developer, manufacturer and distributor of long-range follow spotlights since 1950. Ballantyne's long-range follow spotlights are marketed under the Strong® trademark and recognized brand names such as Super Trouper® and Gladiator®. The Super Trouper® follow spotlight has been the industry standard since 1958. Ballantyne's long-range follow spotlights are high-intensity general use illumination products designed for both permanent installations, such as indoor arenas, theatres, auditoriums, theme parks, amphitheatres, stadiums and touring applications. Ballantyne's long-range follow spotlights consist of eight basic models ranging in output from 400 watts to 4,000 watts. The 400-watt spotlight model, which has a range of 20 to 150 feet, is compact, portable and appropriate for small venues and truss mounting. The 4,000-watt spotlight model, which has a range of 300 to 600 feet, is a high-intensity xenon light spotlight appropriate for large theatres, arenas and stadiums. All of Ballantyne's long-range follow spotlights employ a variable focal length lens system which increases the intensity of the light beam as it is narrowed from flood to spot.

        During 2003, Ballantyne began distributing a spotlight manufactured by an Italian company called the Canto spotlight. The Canto spotlight product line consists of five basic models ranging in output from 575 watts to 2,000 watts.

        Ballantyne sells its follow spotlights through dealers and to end users such as arenas, stadiums, theme parks, theatres, auditoriums and equipment rental companies. These spotlight products are used in over 100 major arenas throughout the world.

Promotional and Other Lighting Products

        Ballantyne is a supplier of high intensity searchlights and computer-based lighting systems for the motion picture production, television, live entertainment, theme park and architectural industries.

Ballantyne's computer-based lighting systems are marketed under the Strong Britelights™ and Xenotech® trademarks, while the high intensity searchlights are marketed under the Sky-Tracker® trademark.

        Xenotech's specialty illumination products have been used in numerous feature films and have also been used at live performances such as Super Bowl half-time shows, the opening and closing ceremonies of the 2002 Winter Olympics and are currently illuminating such venues as the Luxor Hotel and Casino and the Stratosphere Hotel and Casino in Las Vegas, Nevada. These products are marketed directly to customers throughout the world.

        Ballantyne's high intensity searchlights come in single or multiple head configurations, primarily for use in outside venues requiring extremely bright lighting that can compete with other forms of outdoor illumination. These high intensity searchlights are marketed through Ballantyne's Sky-Tracker division under the Sky-Tracker® trademark. Sky-Tracker products have been used at Walt Disney World, Universal Studios, various Olympic games and grand openings. Ballantyne's promotional lighting products are primarily marketed directly to customers throughout the world by a direct sales force and a commissioned representative.

        During 2002, Ballantyne disposed of its rental operations in North Hollywood, California and during January 2003, disposed of its remaining rental operations in Orlando, Florida and Atlanta, Georgia. Ballantyne will continue to manufacture and market a complete line of lighting products including those previously manufactured and used in the rental operations.

Restaurant Products

        As discussed earlier, Ballantyne is phasing out its food service equipment business principally consisting of pressure and open fryers, exhaust hoods and smoker/slow cook ovens. Ballantyne's pressure fryers accounted for the majority of equipment sales. During 2003, total food service equipment sales were $0.8 million or 47% of total restaurant segment sales. Ballantyne will continue to distribute and sell seasonings, marinades and barbeque sauces manufactured to Ballantyne's specifications by various food product contractors and will continue to supply parts and provide service to its installed equipment customer base.

Sales, Marketing and Customer Service

        Ballantyne markets and sells its product primarily through a network of over 100 domestic and international dealers to major theatre exhibitors, sports arenas, amusement park operators and convenience/fast food stores. Ballantyne is increasingly selling directly to end-users. The sales effort is supplemented by a small internal sales force. Ballantyne services its customers in large part through the dealer network; however, Ballantyne does have technical support personnel to provide necessary assistance to the end user or to assist the dealer network. Sales and marketing professionals principally develop business by maintaining regular personal customer contact including conducting site visits, while customer service and technical support functions are primarily centralized and dispatched when needed. In addition, Ballantyne markets its products in trade publications such as Film Journal and Box Office and by participating in annual industry trade shows such as ShoWest, ShowEast, CineAsia (in Asia) and Cinema Expo (in Europe), among others. Ballantyne's sales and marketing professionals in all three business segments have extensive experience with Ballantyne's product lines and have long-term relationships with many current and potential customers.

        Due to substantial consolidations within the theatre exhibition industry, many of the exhibitors now have internal technicians to service their theatre equipment and the need for the dealer network in the supply chain is lessening. A number of the larger exhibitors have already insisted on bypassing the dealer network. Ballantyne believes this trend will continue in the future and will change how Ballantyne markets its product to the industry. Ballantyne believes this shift in the supply chain benefits

Ballantyne in reducing credit exposure, as the exhibitors are generally larger entities with more access to capital.

Backlog

        At December 31, 2003 and 2002, Ballantyne had backlogs of $6.6 million and $3.7 million, respectively. These backlogs mainly consisted of orders received with a definite shipping date within twelve months; however, these orders are subject to cancellation. Typically, Ballantyne's products are manufactured and shipped within a few weeks following receipt of orders. The dollar amount of Ballantyne's order backlog is therefore not considered by management to be a leading indicator of Ballantyne's expected sales in any particular fiscal period.

Manufacturing

        Ballantyne's manufacturing operations are conducted at its Omaha, Nebraska manufacturing facility and its manufacturing facility in Fisher, Illinois. Ballantyne's manufacturing operations at both locations consist primarily of engineering, quality control, testing, material planning, machining, fabricating, assembly, packaging and shipping. Ballantyne believes the central U.S. locations of Omaha and Fisher have and will serve to reduce Ballantyne's transportation costs and delivery times of products to either U.S. coast. Ballantyne's manufacturing strategy is to (1) minimize costs through manufacturing efficiencies, (2) employ flexible assembly processes that allow Ballantyne to customize certain of its products and adjust the relative mix of products to meet demand, (3) reduce labor costs through the increased use of computerized numerical control machines for the machining of products, and (4) use outside contractors as necessary to meet customer demand.

        Ballantyne currently manufactures the majority of the components used in its products. Ballantyne believes that its integrated manufacturing operations help maintain the high quality of its products and its ability to customize products to customer specifications. The principal raw materials and components used in Ballantyne's manufacturing processes include aluminum, solid-state electronic sub-assemblies and sheet metal. Ballantyne utilizes a single contract manufacturer for each of its intermittent movement components, lenses and xenon lamps for its commercial motion picture projection equipment. Although Ballantyne has not to-date experienced significant difficulty in obtaining these components, no assurance can be given that shortages will not arise in the future. The loss of any one or more of such contract manufacturers could have a short-term adverse effect on Ballantyne until alternative manufacturing arrangements are secured. Ballantyne is not dependent upon any one contract manufacturer or supplier for the balance of its raw materials and components and believes that there are adequate alternative sources of such raw materials and components of sufficient quantity and quality.

Quality Control

        Ballantyne believes that its design standards, quality control procedures and the quality standards for the materials and components used in its products have contributed significantly to the reputation of its products for high performance and reliability. Ballantyne has implemented a quality control program for its theatre, lighting and restaurant product lines, which is designed to ensure compliance with Ballantyne's manufacturing and assembly specifications and the requirements of its customers. Essential elements of this program are the inspection of materials and components received from suppliers and the monitoring and testing of all of Ballantyne's products during various stages of production and assembly. However, Ballantyne has experienced certain warranty issues in the past relating to a "xenon switching power supply" as discussed in further detail in the "Warranty Policy" paragraph that follows.

Warranty Policy

        Ballantyne generally provides a warranty to end users for substantially all of its products, which normally covers a period of 12 months, but is extended under certain circumstances and for certain products. Under Ballantyne's warranty policy, Ballantyne will repair or replace defective products or components at its election. Costs of warranty service for the three months ended March 31, 2004 and 2003, amounted to approximately $88,000 and $111,000, respectively, and $288,000, $633,000 and $465,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The expense in 2002 mainly related to an older model of a xenon switching power supply, which is a component of a complete motion picture projection system. Ballantyne made a decision during 2002 to dispose of a number of these power supplies returned by customers instead of reworking and reselling them as used equipment to lower future warranty exposure. While there can be no assurance that future warranty issues will not arise relating to the problem discussed above or that other issues will not also arise, Ballantyne believes it has taken the proper steps to limit future warranty exposure in relation to these particular power supplies.

Research and Development

        Ballantyne's ability to compete successfully depends, in part, upon its continued close work with existing and new customers. Ballantyne focuses research and development efforts on the development of new products based on customer and industry requirements. Research and development costs charged to operations amounted to approximately $90,000 and $184,000 for the three months ended March 31, 2004 and 2003, respectively, and $590,000, $517,000 and $497,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Competition

        Although Ballantyne has a leading position in the domestic motion picture projection equipment market, the domestic and international markets for commercial motion picture projection equipment are highly competitive. Major competitors for Ballantyne's motion picture projection equipment include Christie Electric Corporation, Cinemeccanica SpA and Kinoton GmbH. Ballantyne competes in the commercial motion picture projection equipment industry primarily on the basis of quality, fulfillment and delivery, price, after-sale technical support and product customization capabilities. Certain of Ballantyne's competitors for its motion picture projection equipment have significantly greater resources. In addition to existing motion picture equipment manufacturers, Ballantyne is encountering competition from new competitors, as well as from the development of new technology for alternative means of motion picture presentation. No assurance can be given that the equipment manufactured by Ballantyne will not become obsolete as technology advances. For a further discussion of potential new competition, see the "Business Strategy" section and the "Expand Digital Opportunities" subsection in this prospectus.

        The markets for Ballantyne's long-range follow spotlights, other lighting and restaurant products are also highly competitive. Ballantyne competes in the lighting industry primarily on the basis of quality, price and product line variety. Ballantyne competes in the restaurant products industry primarily on the basis of price and branding. As discussed earlier in this document, Ballantyne is phasing out a portion of the restaurant segment. Certain of Ballantyne's competitors for its long-range follow spotlight, other lighting products and restaurant products have significantly greater resources than Ballantyne.

Trademarks and Patents

        Ballantyne owns or otherwise has rights to various trademarks and trade names used in conjunction with sales of its products. Ballantyne also owns two patents. Ballantyne believes its success will not be dependent upon patent or trademark protection, but rather upon its scientific and engineering "know-how" and research and production techniques.

Employees

        As of April 30, 2004, Ballantyne had a total of 200 employees. Of these employees, 147 were considered manufacturing, 4 were executive and 49 were considered sales and administrative. Ballantyne is not a party to any collective bargaining agreement and believes that its relationship with its employees is good.

Environmental Matters

        Health, safety and environmental considerations are a priority in Ballantyne's planning for all new and existing products. Ballantyne's policy is to operate its plants and facilities in a manner that protects the environment and the health and safety of its employees and the public. Ballantyne's operations involve the handling and use of substances that are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the soil, air and water and establish standards for their storage and disposal. A risk of environmental liabilities is inherent in manufacturing activities. During 2001, Ballantyne was informed by a neighboring company of likely contaminated soil on certain parcels of land adjacent to Ballantyne's main manufacturing facility in Omaha, Nebraska. The Environmental Protection Agency and the Nebraska Health and Human Services System subsequently determined that certain parcels of Ballantyne property had various levels of contaminated soil relating to a pesticide company that formerly owned the property and which burned down in 1965. Based on discussions with these governmental agencies, it is likely that Ballantyne will be required to perform some degree of environmental remediation since Ballantyne is a potentially responsible party due solely to its ownership of the property. At this time, estimates of Ballantyne's liability are subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, the extent of collective actions and the financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. At March 31, 2004 and December 31, 2003, Ballantyne has recorded a liability based upon management's estimate of Ballantyne's probable liability relating to this matter.

Properties

        Ballantyne's headquarters and main manufacturing facility is located at 4350 McKinley Street, Omaha, Nebraska, where it owns a building consisting of approximately 166,000 square feet on approximately 12.0 acres. The premises are used for offices and for the manufacture, assembly and distribution of its products, other than those for one of its wholly owned subsidiaries, Design and Manufacturing, Inc. The Design subsidiary is located in Fisher, Illinois on 2.0 acres with a 31,600 square foot building. Ballantyne also leases a sales and service facility in Hong Kong. Ballantyne subleases facilities in Ft. Lauderdale, Florida, to Strong Audiovisual Incorporated, the purchaser of the discontinued audiovisual segment.

Legal Proceedings

        Ballantyne is a party to various legal actions that have arisen in the normal course of business. These actions involve normal business issues such as products liability.

        Ballantyne was a defendant in an asbestos-related lawsuit at December 31, 2003, filed in the Supreme Court of the State of New York, entitled Prager v. A.W. Chesterton Company, et. al. During February 2004, Ballantyne settled the lawsuit and has accrued the settlement amount in other accrued expenses in the accompanying consolidated financial statements.

        Ballantyne is also a defendant in two other asbestos cases, Bercu v. BICC Cables Corporation, et. al., filed in the Supreme Court of the State of New York, and Julia Crow, Individually and as Special Administrator of the Estate of Thomas Smith, deceased v. Ballantyne of Omaha, Inc., filed in Madison County, Illinois. In both cases, there are numerous defendants, including Ballantyne. At this time, neither case has progressed to a stage where the likely outcome can be determined nor can the amount of damages, if any, be reliably estimated. In any event, adverse resolution of either or both of these cases could have a material effect on Ballantyne's financial position.

        Ballantyne currently has a claim pending against it for approximately $0.4 million arising out of a 2002 customer bankruptcy. The claim alleges that Ballantyne received preferential payments from the customer during the ninety days before the customer filed for bankruptcy protection. The claim was brought against Ballantyne in the fourth quarter of 2003. Ballantyne has recorded an accrual with respect to this contingency in an amount less than the full amount of the claim, which represents management's best estimate within the range of likely exposure. Ballantyne intends to vigorously defend against the claim. Given the nature of this claim, it is possible that the ultimate outcome could differ from the recorded amount.

Quantitative and Qualitative Disclosures About Market Risk

        Ballantyne markets its products throughout the United States and the world. As a result, Ballantyne could be adversely affected by such factors as changes in foreign currency rates and weak economic conditions. In particular, Ballantyne was impacted by the recent downturn in the North American theatre exhibition industry in the form of lost revenues and bad debts. Additionally, as a majority of sales are currently denominated in U.S. dollars, a strengthening of the dollar can and sometimes has, in the past, made Ballantyne's products less competitive in foreign markets. The majority of Ballantyne's foreign sales are denominated in U.S. dollars except for its Hong Kong subsidiary. Ballantyne purchases the majority of its lenses from a German manufacturer. The strengthening of the Euro compared to the U.S. dollar has made these purchases more expensive during 2003 and to date in 2004. Based on forecasted purchases during 2004, an average 10% devaluation of the dollar compared to the Euro would cost Ballantyne approximately $100,000.

        Ballantyne has also evaluated its exposure to fluctuations in interest rates. If Ballantyne would be able to borrow up to the maximum amount available under its variable interest rate credit facility, a 1% increase in the interest rate would increase interest expense by $40,000 per annum.

        Ballantyne has not historically used, and is not currently using, derivative instruments to manage the above risks.

BALLANTYNE'S MANAGEMENT

Executive Officers

        The following is a list of the names and ages of the current executive officers of Ballantyne, their business history for at least the last five years and their term of office with Ballantyne.

NAME	AGE	POSITION AND PRINCIPAL OCCUPATION	OFFICER SINCE
John P. Wilmers	59	Director; President and CEO since March 1997; previously Executive Vice President from 1992; joined company in 1981 and has served in various capacities thereafter.	1988
Daniel E. Faltin	47	COO since June 1, 2003; previously a consultant to Ballantyne from August 2002 to May 31, 2003; President of Chief Automotive Systems, Inc., a Nebraska-based manufacturer and marketer of collision repair equipment from January 1999 to February 2002. Before assuming responsibilities as President, he served for five years as Chief's Vice President of sales and marketing.	2003
Brad J. French	51	CFO since 1996; Secretary and Treasurer from 1992; joined company as Controller in 1990.	1992
Ray F. Boegner	54	Senior Vice President; previously Senior Vice President of Sales; Vice President of Sales prior to November 1996; joined company in 1985.	1997

Board of Directors

        Ballantyne's bylaws divide the directors into three classes. The members of each class serve staggered three-year terms. Mr. Alvin Abramson and Mr. Dana C. Bradford are the Class I directors; Mr. William F. Welsh, II and Mr. Mark D. Hasebroock are Class II directors; and Mr. John P. Wilmers is the Class III Director. Mr. Wilmers' term expired in 2004 and was reelected to a three-year term at the 2004 annual meeting of stockholders held on May 26, 2004. The terms of the Class I, Class II and Class III directors expire on the dates of the Annual Meeting of Stockholders to be held in 2005, 2006 and 2007, respectively.

        The Board of Directors has set the number of directors for 2004 at five. The chart below sets forth the names, ages, past five-year employment history for each director currently serving on the Board any public company directorships held by such person, and the year in which each became a director.

NAME	AGE	EMPLOYMENT HISTORY	DIRECTOR SINCE	NO. OF SHARES BENEFICIALLY OWNED	%

Class I: Term Expires in 2005

Alvin Abramson	75	Chairman of Audit Committee; Retired certified public accountant; former director of Nebraska Department of Motor Vehicles.	2002	24,625	0*
Dana C. Bradford	39	Partner of McCarthy Group, Inc. since 1999; Founder and president of Granite Capital and Asset Management prior to 1999.	2002	197,510	1.54%

Class II: Term Expires in 2006

William F. Welsh, II	62	Chairman of the Board; Director of Lindsay Manufacturing Co. since 2001; Chairman of Election Systems & Software from 1994 to October 31, 2003; Current member of their board.	2000	162,250	1.26%
Mark D. Hasebroock	44	Owner of Niche Commerce, Inc. from February 2002 to present; Executive Vice President of Sales and Chief Operating Officer of GiftCertificates.com from January 2000 to February 2002; Vice President of Mergers and Acquisitions for Level 3 Communications from January 1998 to January 2000; Partner at McCarthy Group, Inc. from January 1989 to December 1997.	2003	15,750	0*

Class III: Term Expires in 2007

John P. Wilmers	59	President and CEO of Ballantyne since March 1997; previously Executive Vice President of the Company from 1992; joined the Company in 1981 and served in various capacities thereafter.	1995	384,561	3.00%

*
Less than 1% of common stock outstanding.

Compensation of Directors

        Ballantyne does not pay directors who are also officers or employees of Ballantyne additional compensation for their service as directors.

        In 2003, compensation for non-employee directors included the following:

  •
  Annual retainer of $20,000

  •
  $1,000 for each Board meeting attended

  •
  $500 for each Board meeting held by telephone conference

  •
  Reimbursement of out-of-pocket expenses of attending Board meetings

  •
  New directors are automatically granted 23,625 options on the first business day after election.

  •
  vesting at a rate of 7,875 shares on the first business day after election

  •
  vesting an additional 7,875 shares on the first business day after each annual stockholders meeting, assuming they continue to serve on the Board

  •
  exercise price of all 23,625 options is fair market value on date of initial grant

  •
  options have a term of five years

  •
  Non-employee directors are automatically granted additional options every three years as long as they continue to serve on the Board

        During 2003, Ballantyne granted a 23,625 share stock option to Mr. Hasebroock at the time of his election to the Board.

Board Independence

        The Board of Directors is composed of a majority of "independent directors" as defined by the listing requirements of the NASD.

Committees of the Board of Directors

        Ballantyne's Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is composed entirely of "independent directors" as defined by NASD listing requirements.

        Ballantyne's Audit Committee is composed if Messrs. Abramson (Chair), Bradford and Hasebroock. The Board of Directors has determined that Mr. Abramson is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the SEC, and that he is "independent" within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934 (as amended). The Audit Committee assists the Board of Directors in fulfilling its responsibilities for oversight of the quality and integrity of Ballantyne's accounting, auditing and reporting practices, and performs such other duties as directed by the Board. The Audit Committee's role includes a particular focus on the qualitative aspects of financial reporting to stockholders, and on Ballantyne's processes to manage business and financial risk, and for compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee is directly responsible for the appointment of the public accounting firm engaged to prepare or issue an audit report on Ballantyne's financial statements and periodically reviews and evaluates their performance and independence from management. All audit and permitted non-audit services are pre-approved by the Audit Committee. Any services not covered by pre-approval or services exceeding the pre-approved cost levels must be approved in advance by the Audit Committee. The Audit Committee acts under a written charter.

        Ballantyne's Compensation Committee is responsible for reviewing and recommending to the Board of Directors annually the compensation to be paid to the President and Chief Executive Officer. The Compensation Committee of the Board of Directors consists of Messrs. Bradford (Chair), Welsh and Hasebroock. The Committee met one time in 2003.

        Compensation Committee functions include:

  •
  Determining the compensation of the Chief Executive Officer;

  •
  Overseeing all other executive officers' compensation, including salary and payments under the Executive Profit Sharing Plan, as determined by the Chief Executive Officer.

        The members of the Nominating Committee are Messrs. Welsh, Abramson and Hasebroock. The Nominating Committee acts under a written charter. The Nominating Committee reports to, and assists the Board of Directors in identifying individuals for membership to the Board and recommends to the Board the director nominees for election at the annual meeting of stockholders.

        Ballantyne also has an independent committee, the Employee Stock Option Committee, which is responsible for the granting of options under the 1995 Stock Option Plan to executive officers and key employees. The Employee Stock Option Committee is comprised of Messrs. Bradford, Welsh and Hasebroock. Ballantyne also has an Outside Director Stock Option Committee, which is responsible for administering the 2001 Non-Employee Director's Stock Option Plan and the 1995 Outside Directors Stock Option Plan. The Outside Director Stock Option Committee is comprised of Ballantyne's Chief Financial Officer, Mr. French and Mr. Myron Kaplan, Ballantyne's outside legal counsel.

Executive Compensation

        The following table sets forth a summary of the compensation paid to the Chief Executive Officer and three other executive officers of Ballantyne for the fiscal years ended December 31, 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)(1)	Bonus ($)	Other annual compensation ($)	Restricted stock award(s) ($)	Securities underlying Options/SARs (#)	LTIP payouts ($)	All other compensation ($)(3)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
John P. Wilmers President and Chief Executive Officer	2003 2002 2001	215,000 215,000 205,219	-0- -0- -0-			-0- 125,000 -0-		6,000 5,500 3,294
Daniel E. Faltin(2) Chief Operating Officer	2003 2002 2001	96,231 -0- -0-	-0- -0- -0-			125,000 -0- -0-		-0- -0- -0-
Brad J. French Secretary and Treasurer and Chief Financial Officer	2003 2002 2001	135,000 135,000 128,839	-0- -0- -0-			-0- 100,000 -0-		4,000 4,050 2,799
Ray F. Boegner Senior Vice President	2003 2002 2001	145,000 145,000 138,235	-0- -0- -0-			-0- 100,000 -0-		4,350 4,125 3,422

(1)
Messrs. Wilmers, French and Boegner were subject to a voluntary 7% base compensation reduction from October 9, 2000 until July 31, 2001.

(2)
Mr. Faltin was hired on June 1, 2003 at an annual salary of $180,000.

(3)
Amounts represent contributions made by the Company under the Ballantyne Retirement and Savings Plan described herein.

Stock Option Grants in Fiscal Year 2003

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
			% of Total Options Granted to Employees in Fiscal Year
	Date Granted	Options Granted(1)		Exercise Price Per Share	Expiration Date
Name						5%	10%
Daniel E. Faltin	06/01/03	125,000	80.6%	$1.18	05/31/13	$92,762	$235,077

(1)
41,667 shares vested on June 1, 2003, 41,667 shares will vest on June 1, 2004 and 41,666 shares will vest on June 1, 2005.

(2)
Potential realizable value is based on the assumption that the common stock price appreciates at the annual rate shown above (compounded annually) from the date of grant until the end of the option term. The numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised (if the executive were to sell the shares on the date of exercise). Therefore, there is no assurance that the value realized will be at or near the potential realizable as calculated in this table.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

        The following table sets forth information with respect to exercised and unexercised options and SARs, if any, during fiscal year 2003.

			Number of securities underlying unexercised options/SARs at fiscal 2003 year end (#)(1)		Value of unexercised in-the-money options/SARs at fiscal 2003 year end ($)(2)
	Shares acquired on exercise (#)
		Value Realized ($)
Name			(Exercisable)	(Unexercisable)	(Exercisable)	(Unexercisable)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
John P. Wilmers	0	0	321,875	0	326,580	0
Daniel E. Faltin	0	0	41,667	83,333	41,667	143,333
Brad J. French	0	0	187,675	0	245,955	0
Ray F. Boegner	0	0	200,275	0	248,790	0

(1)
Adjusted for all stock splits and dividends effected by Ballantyne.

(2)
The values in columns (f) and (g) were determined by using the last reported per share trade price ($2.90) on December 31, 2003, less the option exercise price, multiplied by the number of shares.

Employment Contracts

        Mr. Wilmers was elected President and Chief Executive Officer effective March 1, 1997. The Compensation Committee and the Board of Directors approved a three year contract for Mr. Wilmers commencing January 23, 2003, which replaced Mr. Wilmers' existing contract. Mr. Wilmers' base compensation was $215,000 per year. Effective January 1, 2004, Mr. Wilmers' base compensation rose to $225,000. He is also eligible to participate in the Executive Profit Sharing Plan and other normal employee benefits.

        Mr. Faltin is a party to a three-year employment agreement dated June 1, 2003. Mr. Faltin's base compensation is $180,000 per year. He is also eligible to participate in the Executive Profit Sharing Plan and other normal employee benefits.

        Mr. French is a party to a three-year employment agreement dated January 23, 2003 which replaced Mr. French's existing contract. Mr. French's base compensation was $135,000 per year. Effective January 1, 2004, Mr. French's base compensation rose to $142,000. He is also eligible to participate in the Executive Profit Sharing Plan and other normal employee benefits.

        Mr. Boegner is a party to a three-year employment agreement dated January 23, 2003, which replaced Mr. Boegner's existing contract. Mr. Boegner's base compensation was $145,000 per year. Effective January 1, 2004, Mr. Boegner's base compensation rose to $153,000. He is also eligible to participate in the Executive Profit Sharing Plan and other normal employee benefits.

Executive Profit Sharing Plan

        During 2003, Messrs. Wilmers, Faltin, French and Boegner participated in the Executive Profit Sharing Plan pursuant to which these executive employees are entitled to earn cash bonuses from a bonus pool if Ballantyne achieves specific operating levels established by the Board. Calculation of the annual bonus pool is subject to the approval of the Compensation Committee of the Board. Distribution of bonuses from the pool among members of management is determined by Mr. Wilmers subject to the Compensation Committee's approval. The Chief Executive Officer, Mr. Wilmers, is entitled to receive no more than 40% of the pool. No bonuses have been paid from the pool for the years ended December 31, 2003, 2002 and 2001 because Ballantyne has not met the specific operating levels set by the Board.

Retirement and Savings 401(k) Plan

        Ballantyne has adopted a Retirement and Savings 401(k) Plan, which is a combination savings and profit sharing plan designed to qualify under Section 401 of the United States Internal Revenue Code of 1986, as amended, including the provisions of Section 401(k). Ballantyne refers to the Internal Revenue Code as IRC. All full-time employees of Ballantyne who are at least twenty-one years old and who have completed one year of service are eligible to participate in this plan.

        Each participant in the plan may contribute an amount up to 6% of his or her salary to the matching portion of the plan, and the participant may make supplemental contributions up to an additional 9% of his or her salary. These supplemental contributions are not eligible for matching contributions from Ballantyne. Ballantyne's matching contribution is $.50 for each dollar contributed by the participant to the matching portion of the plan. In addition, Ballantyne may elect, at the discretion of the Board, to contribute an additional amount. All contributions to the plan are nonforfeitable.

        Contributions to the plan made by Ballantyne on behalf of Messrs. Wilmers, French and Boegner are included in the Summary Compensation Table.

1995 Employee Stock Option Plan

        In September 1995, Ballantyne adopted the "1995 Stock Option Plan" (since amended) which provides for the granting of incentive stock options ("ISOs") within the meaning of Section 422 of the Code and for the granting of non-qualified stock options ("NQSOs") to employees, officers and directors and such other persons rendering substantial services to Ballantyne and its subsidiaries. Only employees of Ballantyne or its subsidiaries are eligible to receive ISOs.

        The 1995 stock option plan is administered by the Stock Option Plan Committee which consists of not less than a number of "disinterested persons" (as defined in Rule 16b-3 under the Exchange Act) who are also "outside directors" (within the meaning of Section 162(m) of the IRC) so as to qualify the Stock Option Plan Committee to administer the 1995 stock option plan as contemplated by Rule 16b-3 and Section 162(m), respectively. The members of the Stock Option Plan Committee are not permitted to participate in the stock option plan.

        The Stock Option Plan Committee has the authority to construe, interpret and administer the stock option plan in its sole and absolute discretion, including the authority to determine:

  •
  the eligible individuals to be granted options;

  •
  the number of options to be granted;

  •
  the vesting period, if any, for all options granted;

  •
  the date on which any option becomes first exercisable;

  •
  the number of shares of common stock subject to each option;

  •
  the exercise price for the shares of common stock subject to each option; and

  •
  whether the option to be granted is an ISO or a NQSO.

        The per-share exercise price of ISOs granted under the stock option plan cannot be less than the fair market value of a share of common stock on the date of grant. In the case of an ISO granted to any person who, at the time the ISO is granted, owns or is considered as owning within the meaning of Section 424(d) of the IRC, stock possessing more than 10% of the total combined voting powers of all classes of stock of Ballantyne or any parent or subsidiary, the price can be 110% of fair market value. With respect to NQSOs, the per share exercise price will be determined by the Stock Option Plan Committee on the date of grant, but will not be less than 85% of the fair market value of a share of common stock on the date of grant. The terms of options granted under the 1995 stock option plan may not exceed ten years (or five years for any incentive stock option granted to a 10% owner).

        In the event of a change of control, as defined in the 1995 stock option plan, unless otherwise determined by the Stock Option Plan Committee at the time of grant or by amendment (with the option holder's consent) of such grant, all options not vested on or prior to the effective time of any such change of control shall immediately vest. The Stock Option Plan Committee in its discretion may make provisions for the assumption of outstanding options, or the substitution for outstanding options of new incentive awards covering the stock of a successor corporation or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices so as to prevent dilution or enlargement of rights. The 1995 stock option plan contains customary anti-dilution provisions which provide that in the event of a recapitalization, a change in the outstanding capital stock of Ballantyne or certain other events, an adjustment shall be made, as determined by the Stock Option Plan Committee in its sole discretion, in the aggregate number of shares of common stock available for issuance under the 1995 stock option plan, the number of shares of common stock available for any individual awards, and the number and exercise price of shares of common stock subject to outstanding options under the 1995 stock option plan.

        Options granted under the 1995 stock option plan are not assignable or transferable except by will or the laws of descent and distribution. The 1995 stock option plan may be amended, suspended or terminated by the Board, except that: (i) any revision or amendment that would cause the 1995 stock option plan to fail to comply with Rule 16b-3 of the Exchange Act, Sections 422 or 162(m) of the IRC or any other requirement of applicable law or regulation, if not approved by stockholders, shall not be effective until stockholder approval is obtained; and (ii) no such action may impair rights under a previously granted option unless consented to in writing by the option holder. No options may be granted under the 1995 stock option plan after its tenth anniversary but options previously granted may extend beyond such date.

        At April 30, 2004, options covering an aggregate of 1,119,400 shares were outstanding under this stock option plan and 317,837 shares of common stock remained available for issuance.

Outside Directors Stock Option Plans

        In September 1995, Ballantyne adopted the "1995 Outside Directors Stock Option Plan" (since amended) which provides for the granting of NQSOs to each director who: (i) is neither an employee nor an officer of Ballantyne or any subsidiary or affiliate of Ballantyne on the date of the grant of an option and (ii) has not elected to decline to participate in the plan pursuant to an irrevocable one-time election made within 30 days after first becoming a director. Four directors currently qualify as participants under the outside directors plan. At April 30, 2004, options covering an aggregate of 141,750 shares were outstanding under the outside directors plan and 258,717 shares of common stock remained available for issuance.

        The 1995 outside directors plan is administered by the Outside Directors Plan Committee currently consisting of Mr. Brad J. French, Ballantyne's Chief Financial Officer, and Mr. Myron Kaplan, Ballantyne's outside counsel. Members of the Outside Directors Plan Committee are not directors and are not entitled to participate in the outside directors plan. Subject to the limits imposed by the terms of the outside directors plan, the Outside Directors Plan Committee has the power to administer the outside directors plan but has no authority to grant NQSOs, to determine the number of shares of common stock subject to NQSOs, or to determine the price at which each share of common stock covered by a NQSO may be purchased pursuant to the plan.

        The 1995 outside directors plan provides that a non-employee director will initially be granted NQSOs to purchase 23,625 shares of common stock (subject to adjustment as described below). Additional NQSOs to purchase 23,625 shares of common stock will be granted automatically to each non-employee director on the next business day after the third consecutive Annual Meeting of Ballantyne's Stockholders following the director's initial election to the Board and on the next business day after every third annual meeting thereafter, provided that the non-employee director is a member of the Board on the date of the grant. NQSOs shall continue to be granted in this manner until there are no longer sufficient shares of common stock to permit grants of NQSOs covering 23,625 shares of common stock to be made to each non-employee director entitled to a grant. In this event, the shares of common stock available for grant shall be allocated on a pro rata basis among the non-employee directors entitled to a grant of NQSOs. All NQSOs granted to non-employee directors vest and become first exercisable at the rate of (i) 7,875 shares of common stock on the next succeeding business day following the non-employee director's initial election to the Board and (ii) 7,875 at the next business day after each Annual Meeting thereafter. Each NQSO will have a term of five years from the date of grant and will have a per share exercise price equal to the fair market value of a share of common stock on the date of grant. This provision may not be amended more than once every six months, other than to comply with changes in the IRC or the Employee Retirement Income Security Act of 1974, as amended. No options may be granted under the outside directors plan after its tenth anniversary but NQSOs previously granted may extend beyond such date.

        During 2001, Ballantyne adopted the "2001 Non-Employee Director Stock Option Plan" to enable the Company to grant NQSOs to purchase common stock to its non-employee directors in lieu of all or part of the cash retainer otherwise paid to them for services as members of the Board. At least three days prior to the beginning of each plan year (July 1 to June 30 of the following calendar year), the Board of Directors fixes the amount of the non-employee director's retainer fee for the coming year and notifies each non-employee director of such amount. Each non-employee director may then elect to receive all or any part of their director's retainer fee in the form of NQSOs. To be effective, the election must be made in writing to the Secretary and be received on or before the beginning of the plan year for which the election is to take effect. The election shall specify the dollar amount of the director's retainer fee for the plan year to be taken in the form of NQSOs. The NQSOs elected shall vest quarterly beginning on September 30. A person who becomes a non-employee director during a plan year shall become a participant in the plan as of the first day of the calendar quarter if his appointment to the Board is effective as of the first day of the calendar quarter, otherwise he shall become a participant on the first day of the next calendar quarter following the effective date of his appointment to the Board. The NQSOs elected will vest in equal percentages based on the number of full calendar quarters remaining in the plan year as of the time of election. At April 30, 2004, options covering an aggregate of 105,042 shares were outstanding under the 2001 non-employee directors plan and 852,940 shares remained available for issuance. This plan is administered by the Outside Directors Plan Committee.

        In the event of a change of control as defined in both of the plans for the outside directors, unless otherwise determined by the Outside Directors Plan Committee at the time of grant or by amendment (with the holder's consent) of the grant, all NQSOs not vested on or prior to the change of control shall immediately vest. The Outside Directors Plan Committee in its discretion may make provisions for the assumption of outstanding NQSOs, or the substitution for outstanding NQSOs of new incentive awards covering the stock of a successor corporation or a parent or subsidiary, with appropriate adjustments as to the number and kind of shares and prices so as to prevent dilution or enlargement of rights; provided, however, that no adjustment shall be made if the adjustment would cause the plans to fail to comply with the "formula award" exception, as set forth in Rule 16b-3(c)(2)(ii) under the Exchange Act, for grants of NQSOs to non-employee directors. The plans contain customary anti-dilution provisions which provide that in the event of any recapitalization, change in Ballantyne's outstanding capital stock, or certain other events, an adjustment shall be made, as determined by the Outside Directors Plan Committee in its sole discretion, in the aggregate number of shares of common stock available for issuance under the plans, the number of shares of common stock available for any individual awards, and the number and exercise price of shares of common stock subject to outstanding NQSOs under the plans. However, no adjustment shall be made if the adjustment would cause the plans to fail to comply with the "formula award" exception, as set forth in Rule 16b-3(c)(2)(ii) under the Exchange Act.

        NQSOs are not assignable or transferable except by will or the laws of descent and distribution. The plans may be amended, suspended or terminated by the Board, except that: (i) any revision or amendment that would cause the plans to fail to comply with Rule 16b-3 of the Exchange Act or any other requirement of applicable law or regulation if not approved by stockholders shall not be effective until stockholder approval is obtained and (ii) no such action may impair rights under a previously granted NQSO unless consented to in writing by the option holder.

Employee Stock Purchase Plan

        In October 1995, Ballantyne adopted the "Employee Stock Purchase Plan" (since amended), which qualified under Section 423 of the IRC. The purpose of the plan is to provide a method by which employees may purchase shares of common stock on a discounted basis through payroll deductions. Ballantyne has reserved for issuance 500,000 shares of common stock under the plan (subject to adjustment as described below), of which 106,271 shares have been issued, leaving 393,729 shares remaining for future issuance. Employees of Ballantyne whose customary employment is twenty hours or more per week and who have been in continuous employ for at least 90 days are eligible to participate in the plan, except that employees who own 5% or more of Ballantyne's common stock are not eligible to participate in the plan.

        The plan commences each year on the first business day in November and ends on the last business day in October. Presently, each eligible employee who has elected to participate in the plan receives shares of common stock in an amount determined by dividing the employee's accumulated payroll deductions made during the plan's offering period (which deductions are restricted to a maximum of 10% of an employee's salary) by 85% of the average high and low market prices of a share of common stock on the first day or the last day of the offering period, whichever is lower. The maximum number of shares that may be purchased by an employee in an offering period is 2,000 (subject to adjustment as described below).

        The plan is administered by the Employee Stock Purchase Plan Committee, consisting of no less than two members of the Board of Directors. Members of the Employee Stock Purchase Plan Committee who are eligible employees are permitted to participate in the plan. The plan contains customary anti-dilution provisions which provide that in the event of a recapitalization, a change in Ballantyne's outstanding capital stock and certain other events, an adjustment shall be made, as determined by the Employee Stock Purchase Plan Committee, in the number and/or kind of shares which are subject to purchase under outstanding options, the stock price applicable to such outstanding options, and the number and/or kind of shares which may be offered in each subsequent offering period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of each class of Ballantyne's common stock as of April 30, 2004 by:

  •
  each person, entity or group known by Ballantyne to beneficially own more than 5% of the outstanding shares of any class of common stock;

  •
  each of the named executive officers;

  •
  each of the directors; and

  •
  all of the executive officers and directors as a group.

Name	Number of Shares Beneficially Owned		Percent of Common Stock(1)
McCarthy Group, Inc.	3,917,027	(12)	30.50%
Stewart Sternberg	680,000	(13)	5.30%
John P. Wilmers	384,561	(2)	3.00%
Daniel E. Faltin	41,667	(3)	*0.00%
Brad J. French	228,314	(4)	1.78%
Ray F. Boegner	207,719	(5)	1.62%
Alvin Abramson	24,625	(6)	*0.00%
Dana C. Bradford	197,510	(7)	1.54%
Mark D. Hasebroock	15,750	(8)	*0.00%
William F. Welsh, II	162,250	(9)	1.26%
All directors and executive officers as a group	1,262,396	(10)	9.84%

*
Less than 1% of common stock outstanding.(1)

        All executive officers beneficially own 862,261 shares including exercisable stock options, or 6.7% of the outstanding common stock.(1)(11)

(1)
Based upon 12,833,211 shares of common stock outstanding as of April 30, 2004. Each named person is deemed to be the beneficial owner of shares of common stock that may be acquired within 60 days of March 26, 2004 upon the exercise of stock options (assumes vesting of certain outside directors stock options effective May 27, 2004). Accordingly, the number of shares and percentage set forth next to the name of such person, all executive officers as a group and all directors and executive officers as a group includes the shares of common stock issuable pursuant to presently exercisable stock options. However, the shares of common stock so issuable upon exercise by any such person are not included in calculating the percentage of common stock beneficially owned by any other stockholder.

(2)
Includes 62,686 shares of common stock directly owned by Mr. Wilmers and 321,875 shares purchasable pursuant to presently exercisable stock options.

(3)
Includes 41,667 shares purchasable pursuant to presently exercisable stock options.

(4)
Includes 90,639 shares of common stock directly owned by Mr. French and 137,675 shares purchasable pursuant to presently exercisable stock options.

(5)
Includes 7,444 shares of common stock directly owned by Mr. Boegner and 200,275 shares purchasable pursuant to presently exercisable stock options.

(6)
Includes 1,000 shares of common stock directly owned by Mr. Abramson and 23,625 shares purchasable pursuant to presently exercisable stock options.

(7)
Includes 173,885 shares of common stock directly owned by Mr. Bradford and 23,625 shares purchasable pursuant to presently exercisable stock options. Mr. Bradford has assigned all voting rights to the 173,885 shares of common stock to McCarthy Group and may not dispose of the shares without prior approval of McCarthy Group. The 173,885 shares are also included in the shares of Ballantyne common stock owned by McCarthy Group.

(8)
Includes 15,750 shares purchasable pursuant to presently exercisable stock options.

(9)
Includes 15,000 shares of common stock directly owned by Mr. Welsh and 147,250 shares purchasable pursuant to presently exercisable stock options.

(10)
Includes 350,654 shares of common stock owned directly by all directors and executive officers as a group and 911,742 shares purchasable pursuant to presently exercisable stock options.

(11)
Includes 160,769 shares of common stock owned directly by all executive officers and 701,492 shares purchasable pursuant to presently exercisable stock options.

(12)
Based on a Schedule 13D filed with the Securities and Exchange Commission on March 13, 2003 by McCarthy Group. Includes all shares owned by the selling stockholders.

(13)
Based on a Schedule 13G filed with the Securities and Exchange Commission, dated September 11, 2003.

SELLING STOCKHOLDERS

        BalCo Holdings, L.L.C., a Delaware limited liability company, is the record owner of 3,593,142 of the shares offered in this prospectus. As BalCo's manager, McCarthy Group, Inc., a Nebraska corporation, exercises sole voting and dispositive power over the shares. BalCo's sole member is Fulcrum Growth Partners, L.L.C., a Delaware limited liability company. McCarthy Group is a 20% equity owner of Fulcrum. McCarthy Group also exercises sole voting rights and certain rights regarding the disposition of the remaining 323,885 shares offered in this prospectus, which are owned of record by Dana C. Bradford (173,885 shares), Dennis M. O'Brien (100,000 shares), and Scott A. Schmidt (50,000 shares). Each of Messrs. Bradford, O'Brien and Schmidt are affiliates of McCarthy Group. Mr. Bradford is a member of Ballantyne's Board of Directors. If all of the shares offered in this prospectus are sold, then none of McCarthy Group, BalCo, or Messrs. Bradford, O'Brien and Schmidt will own any of Ballantyne's common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Mr. Bradford, a selling stockholder, is a partner in McCarthy Group and a member of Ballantyne's Board of Directors.

        On May 9, 2002, Ballantyne announced that its Board of Directors had engaged McCarthy & Co., Inc. to help Ballantyne develop and explore ways to enhance stockholder value, including a possible sale of Ballantyne, a merger with another entity or another transaction. McCarthy & Co. is an affiliate of McCarthy Group, one of the selling stockholders. The engagement with McCarthy & Co. terminated on December 5, 2002. Ballantyne was obligated to pay a fee to McCarthy & Co. if a transaction were consummated on or before December 5, 2003. No transaction was consummated and no fees were ever paid to McCarthy & Co. as a result of this engagement.

        Ballantyne's independent directors are responsible for reviewing and approving all transactions, and any material amendments or modifications to existing transactions, between Ballantyne or any other affiliated party.

DESCRIPTION OF CAPITAL STOCK

        The total number of shares Ballantyne is authorized to issue is 26,000,000, consisting of 25,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of April 30, 2004, there were 12,833,211 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

        Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors then up for election. The holders of common stock are entitled to receive dividends, subject to the senior rights of preferred stockholders, when, as and if declared by the Board out of funds legally available. In the event of Ballantyne's liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and all shares of common stock offered hereby will be, duly authorized, fully paid and nonassessable.

        The Delaware General Corporation Law provides that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the SEC, if stockholder action is taken by written consent, Ballantyne will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Preferred Stock

        The Board is authorized, without further approval or action by the stockholders, to issue shares of preferred stock. It may do so in one or more series and may determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms.

        The rights of the holders of common stock will generally be subject to the prior rights of the holders of any outstanding shares of preferred stock with respect to dividends, liquidation preferences and other matters. Among other things, Ballantyne could issue preferred stock to raise capital or finance acquisitions. The preferred stock could have certain anti-takeover effects under certain circumstances. The issuance of shares of preferred stock could enable the Board to render more difficult or discourage an attempt to obtain control of Ballantyne by means of a merger, tender offer or other business combination transaction directed at Ballantyne by, among other things, placing shares of preferred stock with investors who might align themselves with the Board, issuing new shares to dilute stock ownership of a person or entity seeking control of Ballantyne or creating a class or series of preferred stock with class voting rights.

        Ballantyne has not previously issued, and has no current plans to issue, any shares of preferred stock.

Delaware Anti-Takeover Law

        Ballantyne is subject to the provisions of Section 203 of the Delaware General Corporation Law which provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in the acquiring person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding shares owned by directors who are also officers, and excluding certain employee stock option plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Except as otherwise specified in Section 203, an "interested stockholder" is defined as (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, (b) any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, or (c) the affiliates and associates of any such person. By restricting the ability of Ballantyne to engage in business combinations with an interested person, the application of Section 203 to Ballantyne may provide a barrier to hostile or unwanted takeovers. Under Delaware law, Ballantyne could have opted out of Section 203 but elected to be subject to its provisions.

Certain Provisions of Ballantyne's Certificate of Incorporation and Bylaws

        Classified Board of Directors.    Ballantyne's Certificate of Incorporation and Bylaws provide that the Board shall be divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. See the "Ballantyne's Management—Board of Directors" section of this prospectus for more details. Thus, at least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Board. Directors can be removed from office only for cause and only by the affirmative vote of at least 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. Vacancies on the Board may be filled only by the remaining directors thereby making it more difficult to acquire control of Ballantyne by means of a hostile tender offer, open market purchases, a proxy contest or otherwise.

        Requirement for Advance Notification of Stockholder Nomination and Proposals.    Ballantyne's Bylaws require 60 to 90 days' notice with regard to stockholder proposals and the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors. Such notice must provide specified information including information regarding the ownership of common stock by the person giving the notice, information regarding the proposal or the nominees and information regarding the interest of the proponent in the proposal or the nominations.

        Special Meetings of Stockholders.    Ballantyne's Certificate of Incorporation and Bylaws provide that special meetings of stockholders may only be called by the Chairman of the Board, the President or a majority of the then authorized number of directors. This provision precludes stockholders from calling a special meeting and taking actions opposed by the Board.

        Limitation of Director Liability.    Ballantyne's Certificate of Incorporation limits the liability of the directors to Ballantyne, or its stockholders, to the fullest extent permitted by Delaware law. Specifically, under current Delaware law, a director will not be personally liable for monetary damages for breach of the director's fiduciary duty of care as a director, except liability (i) for a breach of the director's duty of loyalty to Ballantyne or its stockholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the Delaware Law relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

        Supermajority Provisions.    Ballantyne's Certificate of Incorporation provides that the vote of the Board or the affirmative vote of at least 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, is required to amend, repeal or alter any of the Bylaws or the foregoing provisions contained in the Certificate of Incorporation.

Stockholder Rights Plan

        On May 26, 2000, Ballantyne's Board adopted a stockholder rights plan. Under terms of the rights plan, which expires June 9, 2010, Ballantyne declared a distribution of one right for each outstanding share of common stock. The rights become exercisable only if a person or group (other than certain exempt persons, defined in the plan) acquires 15% or more of Ballantyne's common stock or announces a tender offer for 15% or more of Ballantyne's common stock. Under certain circumstances, the rights plan allows stockholders, other than the acquiring person or group, to purchase Ballantyne's common stock at an exercise price of half the market price.

        During May 2001, BalCo purchased 3,238,845 shares, or a 26% stake in Ballantyne from GMAC Financial Services, which obtained the block of shares from Ballantyne's former parent company, Canrad of Delaware, Inc., a subsidiary of ARC International Corporation. Ballantyne amended the rights plan to exclude this purchase by BalCo. On October 3, 2001, Ballantyne announced that affiliates of BalCo and McCarthy Group purchased an additional 678,181 shares in Ballantyne from a third party, bringing their total holdings to 3,917,026 shares or a 31% stake in Ballantyne. The rights plan was further amended to exclude this purchase from triggering the rights plan.

        In the event the shares being offered in this prospectus by the selling stockholders are to be sold in such a transaction or series of transactions that fall within the provisions of the rights plan, the prospective purchaser(s) will be required to obtain an amendment to the rights plan from Ballantyne prior to consummating the purchase or risk triggering the rights plan.

Over-The-Counter Bulletin Board

        Ballantyne's common stock trades on the OTC Bulletin Board under the symbol "BTNE."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock or Ballantyne's ability to raise additional capital through the sales of its equity securities. As of the date of this prospectus, Ballantyne will have: (i) 3,917,027 shares owned by the selling stockholders, (ii) 8,916,184 shares of common stock owned by all other stockholders, (iii) 3,339,415 shares of common stock reserved for issuance under the stock option plans and contracts, of which 1,516,192 shares are issuable pursuant to currently outstanding options thereunder, and (iv) 393,729 shares of common stock reserved for issuance pursuant to Ballantyne's employee stock purchase plan. As of the date of this prospectus, 14,054,570 shares will be immediately eligible for resale in the public market without restriction under the Securities Act including the shares owned by the selling stockholders, subject to the applicable provisions of Rule 144 under the Securities Act.

        Form S-8 registrations filed under the Securities Act registering all shares of common stock issuable under the stock option and stock purchase plans have been declared effective. Shares issued under these plans will be eligible for resale in the public market without restrictions, subject to the limitations of Rule 144.

        In general, Rule 144 allows a stockholder (or stockholders where shares are required to be aggregated) who has beneficially owned shares of common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period a number of those shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about Ballantyne. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Rule 144(k)

        Under Rule 144(k), in general, a stockholder who has beneficially owned shares of Ballantyne common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of Ballantyne, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

PLAN OF DISTRIBUTION

        The selling stockholders may, from time to time, sell their shares in one or more transactions, in the open market or in private transactions. No particular purchaser(s) has been identified at this time. The selling stockholders are solely responsible for conducting the sale(s) of their shares. Additionally, in the event shares are to be sold in a transaction or series of transactions that fall within the provisions of Ballantyne's stockholder rights plan, the prospective purchaser(s) will be required to obtain an amendment to the plan from Ballantyne prior to consummating the purchase or risk triggering the plan. For further details see the "Description of Capital Stock—Stockholder Rights Plan" subsection in this prospectus.

LEGAL MATTERS

        The validity of the common stock offered hereby has been passed upon for Ballantyne by Cline, Williams, Wright, Johnson & Oldfather, L.L.P., Omaha, Nebraska. Legal matters in connection with this offering are also being passed upon for Ballantyne by the Cline Williams law firm, and for the selling stockholders by Kutak Rock LLP, Omaha, Nebraska.

EXPERTS

        The consolidated financial statements and the financial statement schedule of Ballantyne of Omaha, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to the Company's adoption of the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as of January 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

        Ballantyne has filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act of 1933 with respect to the shares of common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Ballantyne and the shares to be sold in this offering, please see the registration statement and the exhibits attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Ballantyne is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will continue to file annual, quarterly and current reports, proxy statements and other information with the SEC.

        You may read and copy all or any of the registration statement or any reports, statements or other information that we file at the SEC's Public Reference Room at 450 Fifth Street, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including this registration statement, are also available to you on the SEC's web site, www.sec.gov.

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Page No.
Management's Responsibility for Consolidated Financial Statements	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Financial Statements
Consolidated Balance Sheets—March 31, 2004 (unaudited) and December 31, 2003 and 2002	F-4
Consolidated Statements of Operations—The three months ended March 31, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Stockholders' Equity—The three months ended March 31, 2004 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Cash Flows—The three months ended March 31, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-7
Notes to Consolidated Financial Statements—The three months ended March 31, 2004 and 2003 (unaudited) and the years ended December 31, 2003, 2002 and 2001	F-8
Financial Statement Schedule Supporting Consolidated Financial Statements Schedule—Valuation and Qualifying Accounts	S-1

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

        The consolidated financial statements ("the Statements") of Ballantyne of Omaha, Inc. and Subsidiaries and the other information contained in this prospectus were prepared by and are the responsibility of management. The Statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts based on management's best estimates and judgments.

        In fulfilling its responsibilities, management relies on a system of internal controls, which provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability of assets. Internal controls are designed to reduce the risk that material errors or irregularities in the Statements may occur and not be timely detected. These systems are augmented by written policies, careful selection and training of qualified personnel, an organizational structure providing for the division of responsibilities and a program of financial, operational and systems reviews.

        The Audit Committee, composed of three non-employee directors, is responsible for recommending to the Board of Directors the independent accounting firm to be retained each year. The Audit Committee meets regularly, and when appropriate separately, with the independent auditors and management to review Ballantyne's performance. The independent auditors and the Audit Committee have unrestricted access to each other in the discharge of their responsibilities.

/s/ JOHN P. WILMERS John P. Wilmers President and Chief Executive Officer
/s/ BRAD FRENCH Brad J. French Secretary/Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Ballantyne of Omaha, Inc.

        We have audited the accompanying consolidated balance sheets of Ballantyne of Omaha, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements and the financial statement schedule are the responsibility of Ballantyne's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ballantyne of Omaha, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As described in notes 2(e) and 2(o) to the consolidated financial statements, Ballantyne adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as of January 1, 2002.

                      /s/ KPMG LLP

Omaha, Nebraska
March 5, 2004

Ballantyne of Omaha, Inc. and Subsidiaries
Consolidated Balance Sheets

	March 31,
		December 31,
	2004
		2003	2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,536,271	$8,761,568	$6,276,011
Accounts receivable (less allowance for doubtful accounts of $463,678 in 2004, $512,962 in 2003 and $553,297 in 2002)	6,304,626	6,698,725	5,523,122
Notes receivable	—	—	191,830
Inventories, net	12,417,567	12,459,852	12,031,724
Recoverable income taxes	—	—	753,535
Other current assets	1,019,435	963,613	340,922
Discontinued operations, net	—	—	602,702

Total current assets	31,277,899	28,883,758	25,719,846
Property, plant and equipment, net	5,906,462	5,794,935	6,705,358
Goodwill, net	2,467,219	2,467,219	2,467,219
Intangible assets, net	53,887	64,073	104,816
Other assets	24,757	24,782	12,258

Total assets	$39,730,224	$37,234,767	$35,009,497

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$24,663	$24,253	$17,841
Accounts payable	3,181,519	3,766,773	2,681,814
Warranty reserves	730,700	732,033	1,332,173
Accrued group health insurance claims	332,739	386,911	509,909
Customer deposits	2,512,838	566,434	237,027
Other accrued expenses	2,360,425	2,345,133	1,616,875
Income tax payable	578,752	255,835	—
Discontinued operations, net	—	—	129,471

Total current liabilities	9,721,636	8,077,372	6,525,110
Long-term debt, excluding current installments	61,984	68,306	93,458
Stockholders' equity:
Preferred stock, par value $.01 per share; Authorized 1,000,000 shares, none outstanding	—	—	—
Common stock, par value $.01 per share; Authorized 25,000,000 shares; issued 14,821,604 in 2004, 14,814,604 shares in 2003 and 14,705,901 shares in 2002	148,216	148,146	147,059
Additional paid-in capital	31,894,080	31,891,630	31,773,067
Retained earnings	13,219,762	12,364,767	11,786,257

	45,262,058	44,404,543	43,706,383
Less 2,097,805 common shares in treasury, at cost	(15,315,454)	(15,315,454)	(15,315,454)

Total stockholders' equity	29,946,604	29,089,089	28,390,929

Total liabilities and stockholders' equity	$39,730,224	$37,234,767	$35,009,497

See accompanying notes to consolidated financial statements.

Ballantyne of Omaha, Inc. and Subsidiaries
Consolidated Statements of Operations

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net operating revenues	$11,297,412	$7,529,510	$37,433,286	$33,785,375	$38,378,933
Cost of revenues	8,139,678	6,154,183	28,817,635	28,165,750	34,484,145

Gross profit	3,157,734	1,375,327	8,615,651	5,619,625	3,894,788
Selling and administrative expenses:
Selling	744,047	774,134	3,209,321	3,098,742	2,756,768
Administrative	1,031,198	1,131,918	4,430,137	4,505,127	5,362,318

Total selling and administrative expenses	1,775,245	1,906,052	7,639,458	7,603,869	8,119,086

Income (loss) from operations	1,382,489	(530,725)	976,193	(1,984,244)	(4,224,298)
Interest income	12,436	12,654	87,168	14,821	18,239
Interest expense	(11,077)	(2,883)	(39,296)	(66,195)	(321,970)
Gain (loss) on disposal of assets, net	800	136,056	136,056	243,238	(476,531)
Other income (expense)	(40,751)	3,083	(86,140)	38,186	(16,263)

Income (loss) from continuing operations before income taxes	1,343,897	(381,815)	1,073,981	(1,754,194)	(5,020,823)
Income tax (expense) benefit	(488,902)	(2,280)	(495,471)	(827,997)	1,644,440

Income (loss) from continuing operations	854,995	(384,095)	578,510	(2,582,191)	(3,376,383)
Discontinued operations:
Loss from operations of discontinued audiovisual segment (net of Federal tax benefit of $146,573 and $341,109 for 2002 and 2001, respectively)	—	—	—	(407,687)	(676,245)
Loss on disposal of audiovisual segment (net of Federal tax benefit of $316,708 in 2002)	—	—	—	(614,785)	—

Loss from discontinued operations	—	—	—	(1,022,472)	(676,245)

Net income (loss)	$854,995	$(384,095)	$578,510	$(3,604,663)	$(4,052,628)

Basic net income (loss) per share:
Net income (loss) per share from continuing operations	$0.07	$(0.03)	$0.05	$(0.21)	$(0.27)
Net loss per share from discontinued operations	—	—	—	(0.08)	(0.05)

Basic net income (loss) per share	$0.07	$(0.03)	$0.05	$(0.29)	$(0.32)

Diluted net income (loss) per share:
Net income (loss) per share from continuing operations	$0.06	$(0.03)	$0.04	$(0.21)	$(0.27)
Net loss per share from discontinued operations	—	—	—	(0.08)	(0.05)

Diluted net income (loss) per share	$0.06	$(0.03)	$0.04	$(0.29)	$(0.32)

Weighted average shares outstanding:
Basic	12,722,261	12,608,096	12,637,880	12,572,442	12,518,724

Diluted	13,526,233	12,608,096	13,186,968	12,572,442	12,518,724

See accompanying notes to consolidated financial statements.

Ballantyne of Omaha, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2003, 2002 and 2001
and Three Months ended March 31, 2004 (unaudited)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2000	$—	146,105	31,734,787	19,443,548	(15,315,454)	36,008,986
Net loss	—	—	—	(4,052,628)	—	(4,052,628)
Issuance of 35,630 shares of common stock under the employees stock purchase plan	—	356	14,964	—	—	15,320

Balance at December 31, 2001	$—	146,461	31,749,751	15,390,920	(15,315,454)	31,971,678
Net loss	—	—	—	(3,604,663)	—	(3,604,663)
Issuance of 20,000 shares of common stock upon exercise of stock options	—	200	7,000	—	—	7,200
Issuance of 39,794 shares of common stock under the employees stock purchase plan	—	398	16,316	—	—	16,714

Balance at December 31, 2002	$—	147,059	31,773,067	11,786,257	(15,315,454)	28,390,929
Net income	—	—	—	578,510	—	578,510
Issuance of 77,856 shares of common stock upon exercise of stock options	—	779	88,924	—	—	89,703
Issuance of 30,847 shares of common stock under the employees stock purchase plan	—	308	12,954	—	—	13,262
Income tax benefit related to stock option plans	—	—	16,685	—	—	16,685

Balance at December 31, 2003	$—	148,146	31,891,630	12,364,767	(15,315,454)	29,089,089
Net income (unaudited)	—	—	—	854,995	—	854,995
Issuance of 7,000 shares of common stock upon exercise of stock options (unaudited)	—	70	2,450	—	—	2,520

Balance as of March 31, 2004 (unaudited)	$—	148,216	31,894,080	13,219,762	(15,315,454)	29,946,604

See accompanying notes to consolidated financial statements.

Ballantyne of Omaha, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$854,995	$(384,095)	$578,510	$(3,604,663)	$(4,052,628)
Adjustments to reconcile net income (loss) to net cash provided by operating activities of continuing operations:
Loss from discontinued operations	—	—	—	1,022,472	676,245
Provision for doubtful accounts and notes	36,000	36,000	345,634	273,766	1,126,760
Depreciation of plant and equipment	280,342	305,954	1,163,196	1,457,611	1,905,903
Other amortization	10,186	10,184	40,743	16,979	327,828
Goodwill impairment	—	—	—	43,653	115,055
(Gain) loss on disposal of fixed assets	(800)	(136,056)	(136,056)	(243,238)	476,424
Deferred income taxes	—	—	—	1,322,515	(244,040)
Changes in assets and liabilities:
Accounts and notes receivable	358,099	639,394	(1,329,407)	1,947,502	(632,008)
Inventories	42,285	(340,235)	(428,128)	2,894,187	7,782,207
Other current assets	(55,822)	(35,331)	(622,691)	(196,500)	(127,044)
Accounts payable	(585,254)	58,124	1,084,959	(618,064)	506,226
Warranty reserves	(1,333)	(122,553)	(600,140)	288,433	352,777
Accrued group health insurance claims	(54,172)	208,430	(122,998)	(156,044)	169,605
Customer deposits	1,946,404	198,622	329,407	1,780	34,763
Other accrued expenses	15,292	187,132	728,258	(220,257)	(661,179)
Current income taxes	322,917	(571)	1,026,055	1,328,713	168,706
Goodwill	—	—	—	(43,653)	(41,608)
Other assets	25	(80,684)	(12,524)	205,991	(154,690)

Net cash provided by operating activities of continuing operations	3,169,164	544,315	2,044,818	5,721,183	7,729,302

Cash flows from investing activities:
Capital expenditures	(391,869)	(64,023)	(406,717)	(182,217)	(306,967)
Proceeds from sale of assets	800	290,000	290,000	589,407	210,266

Net cash provided by (used in) investing activities of continuing operations	(391,069)	225,977	(116,717)	407,190	(96,701)

Cash flows from financing activities:
Proceeds from long-term debt	—	—	—	—	1,875,000
Payments on long-term debt	(5,912)	(3,573)	(18,740)	(1,760,496)	(125,000)
Net payments on line of credit	—	—	—	—	(8,870,000)
Proceeds from employee stock purchase plan	—	—	13,262	16,714	15,320
Proceeds from exercise of stock options	2,520	—	89,703	7,200	—

Net cash provided by (used in) financing activities of continuing operations	(3,392)	(3,573)	84,225	(1,736,582)	(7,104,680)
Net cash contributed to (from) continuing operations from (to) discontinued operations	—	461,142	473,231	(215,100)	(178,064)

Net increase in cash and cash equivalents	2,774,703	1,227,861	2,485,557	4,176,691	349,857
Cash and cash equivalents at beginning of year	8,761,568	6,276,011	6,276,011	2,099,320	1,749,463

Cash and cash equivalents at end of year	$11,536,271	$7,503,872	$8,761,568	$6,276,011	$2,099,320

See accompanying notes to consolidated financial statements.

Ballantyne of Omaha, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2003, 2002 and 2001

(Information as of March 31, 2004 and for the three months
ended March 31, 2004 and 2003 is unaudited)

1.    Company

        Ballantyne of Omaha, Inc., a Delaware corporation ("Ballantyne" or the "Company"), and its wholly-owned subsidiaries Strong Westrex, Inc. and Design & Manufacturing, Inc., design, develop, manufacture and distribute commercial motion picture equipment, lighting systems and restaurant products. Ballantyne's products are distributed to movie exhibition companies, sports arenas, auditoriums, amusement parks, special venues, restaurants, supermarkets and convenience stores. Refer to the Business Segment Section (note 15) for further information.

2.    Summary of Significant Accounting Policies

        The principal accounting policies upon which the accompanying consolidated financial statements are based are summarized as follows:

a.
Basis of Presentation and Principles of Consolidation

        The consolidated financial statements include the accounts of Ballantyne and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        In the opinion of management, the unaudited consolidated financial statements of the Company reflect all adjustments of a normal recurring nature necessary to present a fair statement of the financial position and the results of operations and cash flows for the respective interim periods. The results for interim periods are not necessarily indicative of trends or results expected for a full year.

b.
Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.
Allowance for Doubtful Accounts

        Accounts receivable are presented net of allowance for doubtful accounts of $463,678 at March 31, 2004 and $512,962 and $553,297 as of December 31, 2003 and 2002, respectively. This allowance is developed based on several factors including overall customer credit quality, historical write-off experience and a specific analysis that projects the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to adjust accordingly.

d.
Inventories

        Inventories are stated at the lower of cost (first-in, first-out) or market and include appropriate elements of material, labor and manufacturing overhead.

e.
Goodwill and Intangible Assets

        Ballantyne capitalizes and includes in intangible assets the excess of cost over the fair value of net identifiable assets of operations acquired through purchase transactions ("goodwill") in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed at least annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's estimated fair value. All recorded goodwill is attributed to Ballantyne's theatre segment.

        Other intangible assets are stated at cost and amortized on a straight-line basis over the expected periods to be benefited (25 to 36 months).

f.
Property, Plant and Equipment

        Significant expenditures for the replacement or expansion of property, plant and equipment are capitalized. Depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. For financial reporting purposes, assets are depreciated over the estimated useful lives of 20 years for buildings and improvements, 3 to 10 years for machinery and equipment, 7 years for furniture and fixtures and 3 years for computers and accessories. Ballantyne generally uses accelerated methods of depreciation for income tax purposes.

g.
Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

h.
Revenue Recognition

        Ballantyne recognizes revenue from product sales upon shipment or delivery of the service to the customer when collectibility is reasonably assured, unless the criteria of EITF 00-21, Revenue Arrangements with Multiple Deliverables, require deferral of revenue until receipt of goods by the customer or installation and customer acceptance based on the terms of the sales agreement.

        Ballantyne enters into transactions that represent multiple element arrangements, which may include a combination of services and asset sales. Multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple element arrangement is separated into more than one unit of accounting if all of the following criteria are met.

  •
  The delivered item(s) has value on a standalone basis.

  •
  There is objective and reliable evidence of the fair value of the undelivered item(s).

  •
  If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of Ballantyne.

        If these criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. There may be cases, however, in which there is objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In those cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item.

i.
Research and Development

        Research and development costs are charged to operations in the period incurred. Such costs amounted to approximately $90,000 and $184,000 for the three months ended March 31, 2004 and 2003, respectively, and $590,000, $517,000 and $497,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

j.
Advertising Costs

        Advertising and promotional costs are expensed as incurred and amounted to approximately $162,000 and $198,000 for the three months ended March 31, 2004 and 2003, respectively, and $989,000, $962,000 and $836,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

k.
Fair Value of Financial Instruments

        The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, accounts and notes receivable, debt, accounts payable and accrued expenses reported in the consolidated balance sheets equal or approximate their fair values.

l.
Cash and Cash Equivalents

        All highly liquid financial instruments with maturities of three months or less from date of purchase are classified as cash equivalents in the consolidated balance sheets and statements of cash flows.

m.
Income (Loss) Per Common Share

        Ballantyne computes and presents net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share. Net income (loss) per share—basic has been computed on the basis of the weighted average number of shares of common stock outstanding. Net income (loss) per share—diluted has been computed on the basis of the weighted average number of shares of common stock outstanding after giving effect to potential common shares from dilutive stock options.

        The following table provides a reconciliation between basic and diluted income (loss) per share:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Basic income (loss):
Income (loss) applicable to common stock	$854,995	$(384,095)	$578,510	$(3,604,663)	$(4,052,628)
Weighted average common shares outstanding	12,722,261	12,608,096	12,637,880	12,572,442	12,518,724

Basic income (loss) per share	$0.07	$(0.03)	$0.05	$(0.29)	$(0.32)

Diluted income (loss):
Income (loss) applicable to common stock	$854,995	$(384,095)	$578,510	$(3,604,663)	$(4,052,628)
Weighted average common shares outstanding	12,722,261	12,608,096	12,637,880	12,572,442	12,518,724
Assuming conversion of options outstanding	803,972	—	549,088	—	—

Weighted average common shares outstanding as adjusted	13,526,233	12,608,096	13,186,968	12,572,442	12,518,724

Diluted income (loss) per share	$0.06	$(0.03)	$0.04	$(0.29)	$(0.32)

        Because Ballantyne reported net losses for the three months ended March 31, 2003 and the years ended December 31, 2002 and 2001, the calculation of net loss per share—diluted excludes potential common shares from stock options as they are anti-dilutive and would result in a reduction in loss per share. If Ballantyne had reported net income for these periods, there would have been 190,893, 108,429 and 72,413 additional shares, respectively, in the calculation.

        At March 31, 2004, options to purchase 281,500 shares of common stock at a weighted average price of $8.90 per share were outstanding, but were not included in the computation of net income per share—diluted for the three months ended March 31, 2004 as the options' exercise prices were greater than the average market price of the common shares. These options expire between June 2005 and January 2014. At March 31, 2003, options to purchase 767,506 shares of common stock at a weighted average price of $5.19 per share were outstanding, but were not included in the computation of net loss per share—diluted for the three months ended March 31, 2003 as the options' exercise prices were greater than the average market price of the common shares.

        At December 31, 2003, options to purchase 557,650 shares of common stock at a weighted average price of $5.94 per share were outstanding, but were not included in the computation of net income per share—diluted for the year ended December 31, 2003 as the options' exercise prices were greater than the average market price of the common shares. These options expire between January 2004 and December 2008. At December 31, 2002, options to purchase 879,835 shares of common stock at a weighted average price of $4.60 per share were outstanding, but were not included in the computation of net loss per share—diluted for the year ended December 31, 2002 as the options' exercise prices were greater than the average market price of the common shares. At December 31, 2001, options to purchase 896,066 shares of common stock at a weighted average price of $4.61 per share were outstanding, but were not included in the computation of net loss per share—diluted for the year ended December 31, 2001 as the options' exercise prices were greater than the average market price of the common shares.

n.
Stock Based Compensation

        As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, and amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, Ballantyne elected to account for its stock based compensation plans under the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Consequently, when both the number of shares and the exercise price is known at the grant date, no compensation expense is recognized for stock options issued to employees and directors unless the exercise price of the option is less than the quoted value of Ballantyne's common stock at the date of grant. Had compensation cost for Ballantyne's stock compensation plans been determined consistent with SFAS No. 123 as amended by SFAS No. 148, Ballantyne's net income (loss), basic income (loss) per share and diluted income (loss) per share would have been changed to the pro forma amounts indicated below:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net income (loss):
As reported	$854,995	$(384,095)	$578,510	$(3,604,663)	$(4,052,628)
Stock-based compensation expense, determined under fair value based method, net of tax	(26,148)	(43,180)	(79,009)	(110,585)	(104,558)

Proforma net income (loss)	$828,847	$(427,275)	$499,501	$(3,715,248)	$(4,157,186)

Income (loss) per share—basic
As reported	$0.07	$(0.03)	$0.05	$(0.29)	$(0.32)

Proforma net income (loss) per share	$0.07	$(0.03)	$0.04	$(0.30)	$(0.33)

Income (loss) per share—diluted
As reported	$0.06	$(0.03)	$0.04	$(0.29)	$(0.32)

Proforma net income (loss) per share	$0.06	$(0.03)	$0.04	$(0.30)	$(0.33)

        The average fair value of each option granted for the three months ended March 31, 2004 and 2003 and for the years 2003, 2002 and 2001 was $2.23, $0.68, $0.75, $0.49 and $0.44, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model made with the following weighted average assumptions:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Risk-free interest rate	4.01%	5.11%	4.01%	5.11%	5.07%
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	61.6%	71.1%	56.8%	73.6%	89.5%
Expected life in years	3-10	3-10	3-10	4-10	4-10
o.
Long-Lived Assets

        Ballantyne reviews long-lived assets, exclusive of goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        On January 1, 2002, Ballantyne adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addressed accounting and reporting for the impairment or disposal of long-lived assets. Ballantyne's most significant long-lived assets subject to these periodic assessments of recoverability are property, plant and equipment, which have a net book value of $5.9 million at March 31, 2004 and $5.8 million at December 31, 2003. The recoverability of property, plant and equipment is based on estimates of future undiscounted cash flows which may vary due to a number of factors, some of which may be outside of management's control. To the extent that Ballantyne is unable to achieve management's forecasts of future income, it may become necessary to record impairment losses for any excess of the net book value of property, plant and equipment over its fair value.

p.
Warranty Reserves

        Ballantyne generally grants a warranty to its customers for a one-year period following the sale of all new equipment, and on selected repaired equipment for a one-year period following the repair. The warranty period is extended under certain circumstances and for certain products. Ballantyne accrues for these costs at the time of sale or repair, when events dictate that additional accruals are necessary.

        The following table summarizes warranty activity for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001.

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Balance at beginning of period	$732,033	$1,332,173	$1,332,173	$1,043,740	$690,963
Charged to expense	87,601	110,699	288,433	632,862	465,151
Amounts written off	(88,934)	(233,252)	(888,573)	(344,429)	(112,374)

Balance at end of period	$730,700	$1,209,620	$732,033	$1,332,173	$1,043.740

q.
Comprehensive Income

        Ballantyne's comprehensive income consists solely of net income (loss). All other items were not material to the consolidated financial statements.

r.
Recently Issued Accounting Pronouncements

        During June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 was effective for the 2003 fiscal year. The adoption of this standard did not impact Ballantyne's consolidated financial statements.

        On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS No. 145, companies will be required to apply the criteria in APB Opinion No. 30 in determining the classification of gains and losses resulting from the extinguishments of debt. SFAS No. 145 was effective for the 2003 fiscal year. The adoption of this standard did not impact Ballantyne's consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plan closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not impact Ballantyne's consolidated financial statements.

        In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies (for guarantees issued after January 1, 2003) that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. It also requires disclosure of other obligations, such as warranties. At December 31, 2003, Ballantyne does not have any guarantees. Ballantyne has provided additional disclosures relating to its warranty reserves.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). EITF 00-21 addresses certain aspects of revenue recognition on contracts with multiple deliverable elements. EITF 00-21 was effective prospectively for new or modified contracts beginning July 1, 2003. The adoption of EITF 00-21 required the deferral of all revenue on a $2.2 million project in progress at March 31, 2004 and December 31, 2003.

        During December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 was effective for fiscal 2003. Ballantyne has chosen to continue with its current practice of applying the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. Ballantyne has complied with the disclosure requirements of SFAS No. 123 and SFAS No. 148.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, Statement 150 was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact Ballantyne's consolidated financial statements.

        In December 2003, the FASB revised FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities. FIN No. 46(R) addresses consolidation by business enterprises of certain variable interest entities. For public entities that are not small business issuers, the provisions of FIN No. 46(R) are effective no later than the end of the first reporting period that ends after March 15, 2004. If the variable interest entity is considered to be a special-purpose entity, FIN No. 46(R) shall be applied no later than the first reporting period that ends after December 15, 2003. The adoption of FIN No. 46(R) did not impact Ballantyne's consolidated financial statements.

        In January 2004, the FASB issued FASB Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,

("FSP 106-1"). Ballantyne has elected to defer accounting for the economic effects of the act, as permitted by FSP 106-1 therefore, in accordance with FSP 106-1, the accumulated postretirement benefit obligation or net periodic postretirement benefit cost included in the consolidated financial statements and disclosed above do not reflect the effects of the Act. Specific authoritative guidance on accounting for the federal subsidy is pending. The final issued guidance could require a change to previously reported information.

3.    Discontinued Operations

        Effective December 31, 2002, Ballantyne completed the sale of its audiovisual operating segment to the former general manager of the segment for proceeds of $200,000. Ballantyne retained cash and cash equivalents, accounts receivables and certain payables recorded at December 31, 2002. Ballantyne recorded an after-tax charge of $1,022,472 in 2002 relating to after-tax operating losses of $407,687 and an after-tax loss of $614,785 from the sale or impairment of the assets. During 2001, Ballantyne recorded an after-tax operating loss from the segment of $676,245. The disposal of the segment was treated as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The consolidated financial statements reflect the impact on assets, liabilities and operations as discontinued operations for all comparative years presented.

        Selected information from discontinued operations for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Revenue	$3,348,296	$3,969,174

Net loss from discontinued operations	$(407,687)	$(676,245)
Net loss on disposal of discontinued operations	(614,785)	—

Net loss	$(1,022,472)	$(676,245)

        Interest expense from bank debt allocated to discontinued operations was based on the ratio of total assets of the segment in relation to consolidated assets.

        The net assets of the discontinued operations as of December 31, 2002 were as follows:

Assets:
Cash and cash equivalents	$386,104
Trade accounts receivable, net	216,598

Total assets	$602,702

Liabilities:
Accounts payable	$35,971
Accrued expenses	2,839
Accrued group health insurance claims	90,661
Due to parent	473,231

Total liabilities	$602,702

4.    Sale of Rental Assets and Operations

        On July 31, 2002, Ballantyne sold certain rental assets and operations of Xenotech Rental Corp. in North Hollywood, California to the subsidiary's former general manager for proceeds of $500,000. Ballantyne recorded a gain of approximately $175,000 on the sale. Ballantyne retained all cash, accounts receivable, inventory and payable amounts recorded at the time of sale. In January 2003, Ballantyne sold its entertainment lighting rental operations located in Orlando, Florida and Atlanta, Georgia. In connection with the transaction, certain assets were segregated and sold in two separate transactions to the general manager of each location for an aggregate of $290,000. Ballantyne retained all cash, accounts receivable, inventory and payable balances recorded at the time of sale. Ballantyne recorded an aggregate gain of approximately $136,000 from these sales transactions during 2003. The assets and operating results of the operations sold were not material to the consolidated financial statements.

5.    Intangible Assets

        Intangible assets consist of the following:

	At March 31, 2004 (Unaudited)
	Cost	Accumulated Amortization	Net Book Value
Nonamortizable intangible assets:
Goodwill	$3,720,743	(1,253,524)	2,467,219
Amortizable intangible assets:
Customer relationships	113,913	(63,285)	50,628
Trademarks	1,000	(800)	200
Non-competition agreement	6,882	(3,823)	3,059

	$3,842,538	(1,321,432)	2,521,106

	At December 31, 2003
	Cost	Accumulated Amortization	Net Book Value
Nonamortizable intangible assets:
Goodwill	$3,720,743	(1,253,524)	2,467,219
Amortizable intangible assets:
Customer relationships	113,913	(53,792)	60,121
Trademarks	1,000	(680)	320
Non-competition agreement	6,882	(3,250)	3,632

	$3,842,538	(1,311,246)	2,531,292

	At December 31, 2002
	Cost	Accumulated Amortization	Net Book Value
Nonamortizable intangible assets:
Goodwill	$3,720,743	(1,253,524)	2,467,219
Amortizable intangible assets:
Customer relationships	113,913	(15,823)	98,090
Trademarks	1,000	(200)	800
Non-competition agreement	6,882	(956)	5,926

	$3,842,538	(1,270,503)	2,572,035

        SFAS No. 142, effective January 1, 2002, requires goodwill no longer be amortized to earnings, but instead be reviewed at least annually for impairment. Consequently, Ballantyne stopped amortizing goodwill on January 1, 2002. In applying SFAS No. 142, Ballantyne performed the annual reassessment and impairment test in the fourth quarter of 2003 and determined that goodwill was not impaired.

        Assuming the provisions of SFAS No. 142 had been implemented as of January 1, 2001, adjusted net income (loss) would have been as follows:

	Years Ended December 31,
	2003	2002	2001
Net income (loss):
As reported	$578,510	$(3,604,663)	$(4,052,628)
Goodwill amortization	—	—	327,828
Tax benefit of goodwill amortization	—	—	(95,105)

Adjusted net income (loss)	$578,510	$(3,604,663)	$(3,819,905)

Basic income (loss) per share:
As reported	$0.05	$(0.29)	$(0.32)
Goodwill amortization	—	—	0.01

Adjusted basic income (loss) per share	$0.05	$(0.29)	$(0.31)

Diluted income (loss) per share:
As reported	$0.04	$(0.29)	$(0.32)
Goodwill amortization	—	—	0.01

Adjusted diluted income (loss) per share	$0.04	$(0.29)	$(0.31)

        During the year ended December 31, 2001, Ballantyne determined the goodwill associated with certain activities relating to Xenotech Strong, Inc. was impaired and the remaining balance of approximately $115,000 was written off. The write-off was based on an analysis of projected discounted cash flows, which were no longer deemed adequate to support the value of the goodwill. During the year ended December 31, 2002, additional goodwill of approximately $44,000 resulting from these activities was written off.

        During 2002, Ballantyne purchased certain intangible assets pertaining to an asset purchase agreement between Ballantyne and Forest Industrial Tool, Inc. The assets were recorded based on the present value of future cash payments under the agreement. Ballantyne is amortizing these intangibles on a straight-line basis over the expected periods to be benefited (25 to 36 months).

        Ballantyne recorded amortization expense relating to goodwill of $327,828 for 2001. Ballantyne recorded amortization expense relating to other identifiable intangible assets of $10,186 and $10,184 for the three months ended March 31, 2004 and 2003 and $40,743, $16,979 and $0 for 2003, 2002 and 2001, respectively. Future amounts of amortization expense of other identifiable intangible assets as of December 31, 2003 are as follows: 2004—$40,585 and 2005—$23,488.

6.    Inventories

        Inventories consist of the following:

		December 31,
	March 31, 2004
		2003	2002
	(unaudited)
Raw materials and components	$7,588,331	$8,851,894	$9,110,273
Work in process	2,923,691	1,751,093	1,231,863
Finished goods	1,905,545	1,856,865	1,689,588

	$12,417,567	$12,459,852	$12,031,724

        The inventory balances are net of reserves for slow moving or obsolete inventory of approximately $1,429,000 as of March 31, 2004 and $1,157,000 and $1,554,000 as of December 31, 2003 and 2002, respectively.

7.    Property, Plant and Equipment

        Property, plant and equipment include the following:

		December 31,
	March 31, 2004
		2003	2002
	(unaudited)
Land	$343,500	$343,500	$343,500
Buildings and improvements	4,557,086	4,558,692	4,523,563
Machinery and equipment	8,798,411	8,788,622	9,105,152
Office furniture and fixtures	1,803,170	1,770,839	1,707,165
Construction in process	363,401	14,639	31,019

	15,865,568	15,476,292	15,710,399
Less accumulated depreciation	9,959,106	9,681,357	9,005,041

Net property, plant and equipment	$5,906,462	$5,794,935	$6,705,358

8.    Debt

        The Company has a revolving credit facility ("credit facility") with First National Bank of Omaha ("First National Bank") expiring on August 30, 2004. The credit facility provides for borrowings up to the lesser of $4.0 million or amounts determined by an asset based lending formula, as defined. Borrowings available under the credit facility amount to $4.0 million at March 31, 2004. No amounts are currently outstanding. The Company pays interest on outstanding amounts equal to the Prime Rate plus 0.25% (4.25% at March 31, 2004) and pays a fee of 0.375% on the unused portion. The credit facility also contains certain restrictive covenants mainly relating to restrictions on acquisitions and dividends of which the Company was compliant with at March 31, 2004. All of the Company's personal property and stock in its subsidiaries secure this credit facility.

        During 2002, Ballantyne paid off all outstanding amounts under a credit facility with General Electric Capital Corporation ("GE Capital") and the facility was terminated. Ballantyne paid a prepayment fee of $100,000 to GE Capital in accordance with certain terms of the credit facility and also expensed approximately $57,000 of deferred loan fees.

        Long-term debt at December 31, 2003 consisted entirely of installment payments relating to the purchase of certain intangible assets. Future maturities of long-term debt as of December 31, 2003 are as follows: 2004—$24,253; 2005—$25,935; 2006—$27,762; and 2007—$14,609.

9.    Income Taxes

        Total income tax (expense) benefit was allocated as follows:

	Years Ended December 31,
	2003	2002	2001
Continuing operations	$(495,471)	$(827,997)	$1,644,440
Discontinued operations	—	463,281	341,109

	$(495,471)	$(364,716)	$1,985,549

        Income (loss) from continuing operations before income taxes consists of:

	Years Ended December 31,
	2003	2002	2001
United States	$874,269	$(1,829,598)	$(5,097,390)
Foreign	199,712	75,404	76,567

	$1,073,981	$(1,754,194)	$(5,020,823)

        Income tax (expense) benefit attributable to income (loss) from continuing operations consists of:

	Years Ended December 31,
	2003	2002	2001
Current:
Federal benefit (expense)	$(438,493)	$438,161	$1,282,651
State benefit (expense)	(24,700)	70,000	130,000
Foreign expense	(32,278)	(13,643)	(12,251)
Deferred	—	(1,322,515)	244,040

	$(495,471)	$(827,997)	$1,644,440

        Income tax (expense) benefit attributable to income (loss) from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income (loss) from continuing operations as follows:

	Years Ended December 31,
	2003	2002	2001
Expected tax benefit (expense)	$(365,154)	$596,426	$1,707,080
State income taxes, net of federal effect	(16,302)	46,200	85,800
Non-deductible amortization	—	—	(16,356)
Valuation allowance	(65,793)	(1,428,074)	—
Other	(48,222)	(42,549)	(132,084)

	$(495,471)	$(827,997)	$1,644,440

Deferred tax assets and liabilities were comprised of the following:

	December 31,
	2003	2002
Deferred tax assets:
Non-deductible accruals	$459,331	$122,634
Inventory reserves	455,261	588,412
Warranty reserves	248,891	452,938
State NOL	175,597	200,000
Uncollectible receivable reserves	174,407	207,539
Non-deductible misappropriation	159,072	—
Accrued group health insurance claims	131,550	204,194
Other	46,063	86,119

Total deferred tax assets	1,850,172	1,861,836
Valuation allowance	(1,493,867)	(1,428,074)

Net deferred tax assets	356,305	433,762
Deferred tax liability—depreciation and amortization	(356,305)	(433,762)

Net deferred tax assets	$—	$—

        During 2003, management assessed the adequacy of Ballantyne's deferred tax valuation allowance and determined an increase in the valuation reserve for certain deferred tax assets would be required. Accordingly, Ballantyne recorded an additional valuation allowance of $65,793 that is included in income tax expense, bringing the total allowance to $1,493,867 at December 31, 2003. The circumstances considered relevant in this determination included the expiration of NOL carrybacks, and the uncertainty of whether Ballantyne will generate sufficient future taxable income to recover the remaining value of the deferred tax assets following December 31, 2003. As of December 31, 2003, Ballantyne had state NOL carryforwards available to offset future state taxable income which are set to expire beginning in 2006 and thereafter.

10.    Supplemental Cash Flow Information

        Supplemental disclosures to the consolidated statements of cash flows are as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Interest paid	$7,285	$2,508	$39,296	$88,578	$336,903
Income taxes paid	$129,035	$—	$523,033	$5,188	$41,980
Present value of intangible assets and liabilities acquired	$—	$—	$—	$121,795	$—
Income tax benefit related to stock option plans	$—	$—	$16,685	$—	$—

11.    Stockholder Rights Plan

        On May 26, 2000, the Board of Directors of Ballantyne adopted a Stockholder Rights Plan (the "Rights Plan"). Under terms of the Rights Plan, which expires June 9, 2010, Ballantyne declared a distribution of one right for each outstanding share of common stock. The rights become exercisable only if a person or group (other than certain exempt persons, as defined) acquires 15% or more of Ballantyne common stock or announces a tender offer for 15% or more of Ballantyne's common stock. Under certain circumstances, the Rights Plan allows stockholders, other than the acquiring person or group, to purchase Ballantyne's common stock at an exercise price of half the market price.

        During May 2001, BalCo Holdings L.L.C., an affiliate of McCarthy Group, Inc., an Omaha-based merchant banking firm, purchased 3,238,845 shares, or a 26% stake in Ballantyne from GMAC Financial Services, which obtained the block of shares from Ballantyne's former parent company, Canrad of Delaware, Inc. ("Canrad"), a subsidiary of ARC International Corporation. Ballantyne amended the Rights Plan to exclude this purchase. On October 3, 2001, Ballantyne announced that certain affiliates of McCarthy Group, Inc. purchased an additional 678,181 shares in Ballantyne bringing their total holdings to 3,917,026 shares or a 31% stake in Ballantyne. The Rights Plan was further amended to exclude the October 3, 2001 purchase from triggering operation of the Rights Plan.

12.    Common Stock

a.
Option Plans

        Ballantyne has adopted a 1995 Incentive and Non-Incentive Stock Option Plan for employees, ("1995 Stock Option Plan"), a 1995 Non-Employee Directors Non-Incentive Stock Option Plan and a 2001 Non-Employee Directors Stock Option Plan (the "Plans"). A total of 1,449,494 shares of Ballantyne common stock have been reserved for issuance pursuant to these Plans at December 31, 2003. The 1995 Stock Option Plan provides for the granting of incentive and non-incentive stock options while the 1995 and 2001 Non-Employee Directors Stock Option Plans provide for the granting of non-incentive stock options only. The purpose of the 2001 Non-Employee Directors Stock Option Plan was to enable Ballantyne to grant options to purchase Ballantyne stock to its non-employee directors in lieu of all or part of the cash retainer otherwise paid to them for service on the Board. The per share exercise price of incentive stock options may not be less than 100% of the fair market value of a share of Ballantyne common stock on the date of grant (110% of fair market value in the case of an incentive stock option granted to any person who, at the time the incentive stock option is granted, owns (or is considered as owning within the meaning of Section 424 (d) of the Internal Revenue Code of 1986, as amended) stock possessing more than 10% of the total combined voting powers of all classes of stock of Ballantyne or any parent or subsidiary). With respect to non-incentive stock options, the per share exercise price may not be less than 85% of the fair market value of a share of Ballantyne common stock on the date of grant.

        The following table summarizes stock option activity for the three years ended December 31, 2003.

	Number of Options	Weighted Average Exercise Price
Options outstanding at December 31, 2000	1,210,849	$5.56
Granted	194,309	0.68
Exercised	—	—
Forfeited	(376,093)	7.41

Options outstanding at December 31, 2001	1,029,065	$4.03
Granted	502,250	0.61
Exercised	(20,000)	0.36
Forfeited	(66,231)	4.99

Options outstanding at December 31, 2002	1,445,084	$2.99
Granted	211,250	1.09
Exercised	(77,856)	1.15
Forfeited	(115,874)	4.33

Options outstanding at December 31, 2003	1,462,604	$2.69

Options exercisable at December 31, 2003	1,309,895	$2.89

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options outstanding at December 31, 2003			Exercisable at December 31, 2003
Range of option exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price per option	Number of options	Weighted average remaining contractual life	Weighted average exercise price per option
$0.36 to 1.19	904,954	6.96	$0.70	752,245	6.76	$0.63
2.50 to 2.53	292,525	1.65	2.51	292,525	1.65	2.51
7.30 to 11.94	265,125	3.48	9.72	265,125	3.48	9.72

$0.36 to 11.94	1,462,604	5.27	$2.69	1,309,895	4.96	$2.89

        In addition to those options granted above, Ballantyne has granted certain contractual stock options that were not granted pursuant to any plan. During 2000, Ballantyne granted 50,000 contractual stock options to an outside director for consulting services provided to Ballantyne. The options are 100% vested and can be exercised at a price of $1.04. In accordance with SFAS No. 123, Ballantyne recorded approximately $34,000 of expense during the year ended December 31, 2000 relating to this grant. During 2001, Ballantyne granted 100,000 stock options to Ballantyne's Chairman of the Board. These options are 100% vested and can be exercised at a price of $0.49.

        From January 1, 2004 through March 31, 2004, Ballantyne granted options to purchase 40,000 shares of common stock at a weighted average price of $3.04 per share. During the same period, options for 20,000 shares of common stock at a weighted average price of $0.36 were forfeited and options for 7,000 shares of common stock were exercised at a price of $0.36. At March 31, 2004, 1,625,604 shares were issuable upon the exercise of outstanding options at an average exercise price of $2.57 per share of which 1,480,770 shares were exercisable at a weighted average price of $2.69. Additionally, a total of 1,429,494 shares were available for future grant under the Company's stock option plans.

b.
Employee Stock Purchase Plan

        Ballantyne's Employee Stock Purchase Plan (the "Plan") provides for the purchase of shares of Ballantyne common stock by eligible employees at a per share purchase price equal to 85% of the fair market value of a share of Ballantyne common stock at either the beginning or end of the offering period, as defined, whichever is lower. Purchases are made through payroll deductions of up to 10% of each participating employee's salary. The number of shares that can be purchased by participants in any offering period is 2,000 shares. Additionally, the Plan has set certain limits, as defined, in regard to the number of shares that may be purchased by all eligible employees during an offering period. At March 31, 2004 and December 31, 2003, 393,729 shares of common stock remained available for issuance under the Plan.

13.    Commitments, Contingencies and Concentrations

a.
Profit Sharing Plan

        Ballantyne has in place a profit sharing plan for key management employees. Amounts paid pursuant to the plan are based upon the attainment of specific operating levels that are established by the Board of Directors. No amounts were paid for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001.

b.
Retirement Plan

        Ballantyne sponsors a defined contribution 401(k) plan (the "Plan") for all eligible employees. Pursuant to the provisions of the Plan, employees may defer up to 6% of their compensation. Ballantyne will match 50% of the amount deferred. Employees may also defer an additional amount of up to 9% of the employee's compensation for the year with no matching contribution. Contributions made to the Plan by Ballantyne for the three months ended March 31, 2004 and 2003 amounted to $48,000 and $52,000, respectively, and $177,000, $208,000 and $200,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

c.
Postretirement Health Care

        Ballantyne sponsors a postretirement health care plan (the "Plan") for certain current and former executives and their spouses. Ballantyne's policy is to fund the cost of the Plan as expenses are incurred. The costs of the postretirement benefits are accrued over the employees' service lives.

        In accordance with SFAS No., 132, Disclosures About Pensions and Other Postretirement Benefits, the following table sets forth the funded status of the Plan, reconciled to the accrued postretirement benefit cost recognized in Ballantyne's consolidated balance sheet at December 31, 2003.

Reconciliation of benefit obligation
Benefit obligation at beginning of year	$—
Service cost	8,584
Interest cost	19,632
Benefits paid, net of contributions	(16,189)
Actuarial (gain) or loss	23,241
Current year prior service cost	296,485

Benefit obligation at end of year	$331,753

Reconciliation of funded status
Funded status	$(331,753)
Unrecognized actuarial (gain) or loss	23,241
Unrecognized prior service cost	76,130

Net amount recognized at year-end	$(232,382)

Amounts recognized in the consolidated balance sheet consists of:
Accrued benefit liability	$(232,382)

Net amount recognized at year-end, included in other liabilities	$(232,382)

        The following table provides the components of net periodic benefit cost for the plan for 2003.

Service cost	$8,584
Interest cost	19,632
Prior year service cost	193,485
Amortization of prior-service cost	26,870

Net periodic benefit cost	$248,571

        The prior year service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the benefit obligation are amortized over the average remaining service period of active participants.

        The Plan is unfunded and thus has no assets. The discount rate at December 31, 2003 was 6.25%. For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually each year to a rate of 6% for 2011 and remain at that level thereafter.

        Assumed health care trend rates have a significant effect on the amounts reported for health care plans. A 1% change in assumed health care cost trend rates would have the following effects per annum:

	1% Increase	1% Decrease
Effect on total service and interest cost components of periodic postretirement health care benefit cost	$3,959	$(3,474)

Effect on the health care component of the accumulated postretirement benefit obligation	$45,157	$(39,491)

        The following table sets forth the net periodic benefit cost for the three months ended March 31, 2004 and 2003:

	Three Months Ended March, 31
	2004	2003
	(unaudited)
Service cost	$2,485	$2,146
Interest cost	5,559	4,908
Prior year service cost	—	193,485
Amortization of prior-service cost	6,718	6,718

Net periodic benefit cost	$14,762	$207,257

        The Company previously disclosed in its financial statements for the year ended December 31, 2003 that it expected to pay $18,000 under the plan in 2004. As of March 31, 2004, benefits of $14,278 have been paid. The Company presently anticipates paying $32,000 under the plan in 2004.

        In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act established a prescription drug benefit under Medicare, known as "Medicare Part D" and a federal subsidy to sponsors of retired healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

        In January 2004, the FASB issued FASB Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-1"). Ballantyne has elected to defer accounting for the economic effects of the act, as permitted by FSP 106-1. Therefore, in accordance with FSP 106-1, the accumulated postretirement benefit obligation or net periodic postretirement benefit cost included in the consolidated financial statements does not reflect the effects of the Act. Specific authoritative guidance on accounting for the federal subsidy is pending. The final issued guidance could require a change to previously reported information.

d.
Concentrations

        Ballantyne's top ten customers accounted for approximately 54% of consolidated net revenues from continuing operations for the three months ended March 31, 2004 and 39% for the year ended December 31, 2003. The top ten customers were all from the theatre segment. Trade accounts receivable from these customers represented approximately 53% of net consolidated receivables at March 31, 2004 and 51% at December 31, 2003. Additionally, receivables from one customer represented over 10% of net consolidated receivables at March 31, 2004. At December 31, 2003, two customers each represented over 10% of net consolidated receivables. While Ballantyne believes its relationships with such customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from Ballantyne's significant customers could have a material adverse effect on Ballantyne's business, financial condition and results of operations. Ballantyne could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which Ballantyne sells its products.

        Financial instruments that potentially expose Ballantyne to a concentration of credit risk principally consist of accounts receivable. Ballantyne sells product to a large number of customers in many different geographic regions. To minimize credit concentration risk, Ballantyne performs ongoing credit evaluations of its customers' financial condition.

        Ballantyne utilizes a single contract manufacturer for each of its intermittent movement components, lenses and xenon lamps for its commercial motion picture projection equipment. Although Ballantyne has not to-date experienced a significant difficulty in obtaining these components, no assurance can be given that shortages will not arise in the future. The loss of any one or more of such contract manufacturers could have a short-term adverse effect on Ballantyne until alternative manufacturing arrangements are secured.

        Sales to foreign countries increased to $3.4 million for the three months ended March 31, 2004 compared to $2.7 million for the three months ended March 31, 2003. Sales increased primarily due to increased demand in Europe and Asia. Sales to foreign countries were approximately $14.4 million, $14.8 million and $12.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. Sales to Europe fell to approximately $2.0 million in fiscal 2003 compared to $2.5 million in fiscal 2002. Sales to Asia decreased to $6.3 million compared to $6.5 million in 2002. However, sales to Canada, Mexico and Latin America rose in 2003 compared to the prior year. Export sales are sensitive to worldwide economic and political conditions that can lead to volatility. Additionally, certain areas of the world are more cost conscious than the U.S. market and there are instances where Ballantyne's products are priced higher than local manufacturers. Additionally, foreign exchange rates and excise taxes sometimes make marketing the Company's products at reasonable selling prices difficult.

e.
Leases

        Ballantyne and its subsidiaries lease office facilities, furniture, autos and equipment under operating leases expiring through 2008. These leases generally contain renewal options and Ballantyne expects to renew or replace the leases in the ordinary course of business. Rent expense amounted to $24,000 and $27,000 for the three months ended March 31, 2004 and 2003, respectively, and amounted to $108,000, $476,000 and $465,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

        Ballantyne leases a facility in Florida used by the audiovisual segment sold on December 31, 2002. In connection with the sale, Ballantyne entered into a sublease agreement with the purchaser (Strong Audiovisual Incorporated). The term of this sublease is for a period of 42 months ending on June 30, 2006. There are no options to extend the term of the sublease. Also, in connection with the sale, Ballantyne assigned a lease in Orlando, Florida to Strong Audiovisual Incorporated.

        The following is a schedule of future minimum lease payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003:

	2004	2005	2006	2007	2008
Operating leases	$180,164	$141,976	$70,613	$4,885	$897
Sublease rentals	(87,304)	(87,304)	(36,377)	—	—

Net	$92,860	$54,672	$34,236	$4,885	$897

f.
Self-Insurance

        Ballantyne is self-insured up to certain stop loss limits for group health insurance. Accruals for claims incurred but not paid as of March 31, 2004 and December 31, 2003 and 2002 are included in accrued group health insurance claims in the accompanying consolidated balance sheets. Ballantyne's policy is to accrue the employee health benefit accruals based on historical information along with certain assumptions about future events.

g.
Litigation

        Ballantyne is a party to various legal actions that have arisen in the normal course of business. These actions involve normal business issues such as products liability.

        During February 2004, Ballantyne settled an asbestos-related lawsuit in a case in the Supreme Court of the State of New York entitled Prager v. A.W. Chesterton Company, et. al., including Ballantyne. Ballantyne accrued the settlement amount in other accrued expenses in the accompanying consolidated financial statements.

        Ballantyne is also a defendant in two other asbestos cases. One entitled Bercu v. BICC Cables Corporation, et. al., in the Supreme Court of the State of New York and one entitled Julia Crow, Individually and as Special Administrator of the Estate of Thomas Smith, deceased v. Ballantyne of Omaha, Inc. in Madison County, Illinois. In both cases, there are numerous defendants including Ballantyne. At this time, neither case has progressed to a stage where the likely outcome can be determined nor the amount of damages, if any. An adverse resolution of these matters could have a material effect on the financial position of Ballantyne.

        Ballantyne currently has a claim for approximately $0.4 million pending against it arising out of the bankruptcy of a customer filed in 2002. The claim alleges that Ballantyne received preferential payments from the customer during the ninety days before the customer filed for bankruptcy protection. The claim was brought against Ballantyne in the fourth quarter of 2003. Ballantyne has recorded an accrual with respect to this contingency in an amount less than the full amount of the claim that represents the best estimate within the range of likely exposure and intends to vigorously defend against the claim. Given the nature of this claim, it is possible that the ultimate outcome could differ from the recorded amount.

h.
Environmental

        Ballantyne is subject to various federal, state and local laws and regulations pertaining to environmental protection and the discharge of material into the environment. During 2001, Ballantyne was informed by a neighboring company of likely contaminated soil on certain parcels of land adjacent to Ballantyne's main manufacturing facility in Omaha, Nebraska. The Environmental Protection Agency and the Nebraska Health and Human Services System subsequently determined that certain parcels of Ballantyne property had various levels of contaminated soil relating to a former pesticide company which previously owned the property and that burned down in the 1960's. Based on discussions with the above agencies, it is likely that some degree of environmental remediation will be required since Ballantyne is a potentially responsible party (PRP) due to ownership of the property. Estimates of Ballantyne's liability are subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, the extent of collective actions and the financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. At March 31, 2004 and December 31, 2003, Ballantyne has provided for management's estimate of Ballantyne's exposure relating to this matter.

i.
Contingencies

        In October 2003, management identified that an administrative-level employee misappropriated funds from Ballantyne. The actions took place from 1998 through October 2003, when the employee was terminated. As a result of the investigation by Ballantyne's management and audit committee, the total loss was determined to be approximately $768,000 over the five-year-period. The additional expenses incurred due to the misappropriation of funds were primarily recorded and expensed by Ballantyne as selling expenses in the years when the fraudulent expense claims were submitted by the former employee. In December 2003, Ballantyne recorded a receivable for $300,000 of recoveries known at the time from insurance and other sources. These amounts were received during the first quarter of 2004. Ballantyne continues to pursue other recovery and restitution possibilities.

14.    Notes Receivable

        During 2001, Ballantyne determined certain notes and credits for returned lenses due from Optische Systeme Gottingen Isco-Optic AG ("Optische Systeme") were impaired. Optische Systeme is Ballantyne's sole supplier of lenses and agreed to pay Ballantyne a total of $375,000 due in fifteen equal installments of $25,000 beginning in July 2002. As of December 31, 2003, all amounts have been received under the notes.

15.    Business Segment Information

        The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance.

        Ballantyne's operations are conducted principally through three business segments: Theatre, Lighting and Restaurant. Ballantyne's audiovisual segment was disposed of effective December 31, 2002 and has been reflected as discontinued operations (see note 3). Theatre operations include the design, manufacture, assembly and sale of motion picture projectors, xenon lamphouses and power supplies, sound systems and the sale of film handling equipment, xenon lamps and lenses for the theatre exhibition industry. The lighting segment operations include the design, manufacture, assembly and sale of follow spotlights, stationary searchlights and computer operated lighting systems for the motion picture production, television, live entertainment, theme parks and architectural industries. During January 2003, Ballantyne disposed of its remaining lighting rental operations. The restaurant segment currently includes the sale of seasonings, marinades and barbeque sauces, mesquite and hickory woods and point-of-purchase displays and the manufacture and sale of replacement parts. During the fourth quarter of 2003, Ballantyne made the decision to phase out its restaurant equipment product line, which accounted for $0.8 million in sales or 47% of total restaurant segment sales in 2003. Going forward, Ballantyne will continue to supply parts and service to its installed equipment customer base. Ballantyne will also continue to distribute its "Flavor-Crisp" marinade and breading products as well as support its "Chicken-On-The-Run" and "BBQ-On-The-Run" programs. Ballantyne allocates resources to business segments and evaluates the performance of these segments based upon reported segment gross profit. However, certain key operations of a particular segment are tracked on the basis of operating profit. There are no significant intersegment sales. All intersegment transfers are recorded at historical cost.

Summary by Business Segments

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net revenue
Theatre	$10,384,132	$6,356,626	$32,562,367	$28,133,404	$31,317,365
Lighting
Sales	605,202	781,169	3,162,171	3,395,264	4,049,222
Rentals	—	—	—	894,167	1,367,438

Total lighting	605,202	781,169	3,162,171	4,289,431	5,416,660
Restaurant	308,078	391,715	1,708,748	1,362,540	1,644,908

Total revenue	$11,297,412	$7,529,510	$37,433,286	$33,785,375	$38,378,933

Gross profit
Theatre	$2,960,907	$1,171,236	$7,515,711	$4,437,702	$3,134,882
Lighting
Sales	115,644	162,619	785,551	1,081,053	1,077,710
Rentals	—	—	—	(139,260)	(533,538)

Total lighting	115,644	162,619	785,551	941,793	544,172
Restaurant	81,183	41,472	314,389	240,130	215,734

Total gross profit	3,157,734	1,375,327	8,615,651	5,619,625	3,894,788
Selling and administrative expenses	(1,775,245)	(1,906,052)	(7,639,458)	(7,603,869)	(8,119,086)

Operating income (loss)	1,382,489	(530,725)	976,193	(1,984,244)	(4,224,298)
Other income (expense)	(40,751)	3,083	(86,140)	38,186	(16,263)
Net interest income (expense)	1,359	9,771	47,872	(51,374)	(303,731)
Gain (loss) on disposal of assets	800	136,056	136,056	243,238	(476,531)

Income (loss) from continuing operations before income taxes	$1,343,897	$(381,815)	$1,073,981	$(1,754,194)	$(5,020,823)

	March 31,		December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Expenditures on capital equipment
Theatre	$387,270	$28,691	$349,305	$133,544	$241,305
Lighting	4,599	33,162	49,038	45,847	65,662
Restaurant	—	2,170	8,374	2,826	—
Discontinued	—	—	—	147,973	398,588

Total	$391,869	$64,023	$406,717	$330,190	$705,555

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Depreciation and amortization
Theatre	$272,194	$276,494	$1,097,008	$1,183,570	$1,546,178
Lighting	18,334	25,729	75,248	247,466	687,553
Restaurant	—	13,915	31,683	43,554	—
Discontinued	—	—	—	517,909	603,309

Total	$290,528	$316,138	$1,203,939	$1,992,499	$2,837,040

Gain (loss) on disposal of long-lived assets and goodwill
Theatre	$800	$—	$—	$(13,709)	$—
Lighting	—	136,056	136,056	213,294	(591,479)
Restaurant	—	—	—	—	—
Discontinued	—	—	—	(930,243)	(107)

Total	$800	$136,056	$136,056	$(730,658)	$(591,586)

	March 31,	December 31,
	2004	2003	2002	2001
	(unaudited)
Identifiable assets
Theatre	$35,685,184	$32,924,370	$29,347,178	$35,058,198
Lighting	2,841,191	2,943,804	3,556,570	3,437,870
Restaurant	1,203,849	1,366,593	1,503,047	1,104,768
Discontinued	—	—	602,702	2,096,820

Total	$39,730,224	$37,234,767	$35,009,497	$41,697,656

Summary by Geographical Area

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net revenue
United States	$7,942,346	$4,785,808	$22,988,646	$19,000,276	$25,757,053
Canada	174,673	88,131	860,712	708,115	942,606
Asia	1,635,130	1,104,307	6,332,108	6,509,535	4,165,820
Mexico and South America	845,436	1,274,013	4,971,733	4,577,170	3,545,370
Europe	699,686	137,071	1,988,913	2,531,992	3,232,737
Other	141	140,180	291,174	458,287	735,347

Total	$11,297,412	$7,529,510	$37,433,286	$33,785,375	$38,378,933

	March 31,	December 31,
	2004	2003	2002	2001
	(unaudited)
Identifiable assets
United States	$38,198,946	$35,690,521	$33,653,366	$40,551,648
Asia	1,531,278	1,544,246	1,356,131	1,146,008

Total	$39,730,224	$37,234,767	$35,009,497	$41,697,656

        Net revenues by business segment are to unaffiliated customers. Net sales by geographical area are based on destination of sales. Identifiable assets by geographical area are based on location of facilities.

16.    Quarterly Financial Data (Unaudited)

        The following is a summary of the unaudited quarterly results of operations for 2003, 2002 and 2001:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003:
Net revenue	$7,529,510	9,440,461	9,411,274	11,052,041
Income (loss) from continuing operations	(384,095)	557,460	183,241	221,904
Basic and diluted income (loss) per share:
Basic income (loss) from continuing operations	(0.03)	0.04	0.01	0.02
Diluted income (loss) from continuing operations	(0.03)	0.04	0.01	0.02
Stock price:
High	0.87	1.35	1.83	2.95
Low	0.61	0.80	1.25	1.70
2002:
Net revenue	$9,158,659	7,261,052	9,678,138	7,687,526
Loss from continuing operations	(101,026)	(707,523)	(883,228)	(890,414)
Earnings (loss) from discontinued operations	(133,267)	(94,937)	(221,411)	41,928
Gain (loss) from disposal of discontinued operations	—	—	(631,869)	17,084
Basic and diluted loss per share:
Basic and diluted loss from continuing operations	(0.01)	(0.05)	(0.07)	(0.07)
Basic and diluted earnings (loss) from discontinued operations	(0.01)	(0.01)	(0.07)	0.00
Stock price:
High	0.84	1.00	0.90	0.76
Low	0.53	0.61	0.44	0.44
2001:
Net revenue	$10,101,102	9,950,672	10,804,467	7,522,692
Loss from continuing operations	(561,099)	(718,037)	(485,669)	(1,611,578)
Earnings (loss) from discontinued operations	97,026	(221,179)	(360,764)	(191,328)
Basic and diluted loss per share:
Basic and diluted loss from continuing operations	(0.04)	(0.06)	(0.04)	(0.13)
Basic and diluted earnings (loss) from discontinued operations	0.00	(0.02)	(0.03)	(0.01)
Stock price:
High	0.81	0.90	0.90	0.65
Low	0.36	0.30	0.42	0.42

        Income (loss) per share is computed independently for each of the quarters. Therefore, the sum of the quarterly income (loss) per share may not equal the total for the year.

Schedule II

Ballantyne Of Omaha, Inc.
and Subsidiaries

Valuation and Qualifying Accounts

	Balance at beginning of year	Charged to costs and expenses (income)	Amounts written off(1)	Balance at end of year
Allowance for doubtful accounts and notes(2)
Year ended December 31, 2003— Allowance for doubtful accounts(3)	$553,297	(47,543)	(7,208)	512,962

Year ended December 31, 2002— Allowance for doubtful accounts	$828,278	273,766	548,747	553,297

Year ended December 31, 2001— Allowance for doubtful accounts	$950,790	1,126,760	1,249,272	828,278

Inventory reserves
Year ended December 31, 2003— Inventory reserves	$1,553,520	638,317	1,034,737	1,157,100

Year ended December 31, 2002— Inventory reserves	$2,345,956	1,255,305	2,047,741	1,553,520

Year ended December 31, 2001— Inventory reserves	$2,201,431	1,577,593	1,433,068	2,345,956

Warranty reserves
Year ended December 31, 2003— Warranty reserves	$1,332,173	288,433	888,573	732,033

Year ended December 31, 2002— Warranty reserves	$1,043,740	632,862	344,429	1,332,173

Year ended December 31, 2001— Warranty reserves	$690,963	465,151	112,374	1,043,740

(1)
The deductions from reserves are net of recoveries.

(2)
Excludes allowance for doubtful accounts from discontinued operations of $0, $23,940 and $60,705 for the years ended December 31, 2003, 2002 and 2001, respectively.

(3)
Excludes charges relating to potential preferential payment relating to a past customer bankruptcy which is included as bad debt expense and in accrued liabilities in the consolidated financial statements.

S-1

3,917,027 Shares

Common Stock

Prospectus

June 25, 2004

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Ballantyne of Omaha, Inc.
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE OF THE COMMON STOCK DIVIDEND POLICY AND RELATED STOCKHOLDER MATTERS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BALLANTYNE'S BUSINESS
BALLANTYNE'S MANAGEMENT
Summary Compensation Table
Stock Option Grants in Fiscal Year 2003
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Ballantyne of Omaha, Inc. and Subsidiaries Consolidated Balance Sheets
Ballantyne of Omaha, Inc. and Subsidiaries Consolidated Statements of Operations
Ballantyne of Omaha, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity Years Ended December 31, 2003, 2002 and 2001 and Three Months ended March 31, 2004 (unaudited)
Ballantyne of Omaha, Inc. and Subsidiaries Notes to Consolidated Financial Statements Years Ended December 31, 2003, 2002 and 2001 (Information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited)